GREAT BASIN GOLD LTD

TECHNICAL REPORT
UPDATE ON THE 2007 FEASIBILITY STUDY
 AND MINERAL RESOURCES
FOR THE HOLLISTER DEVELOPMENT BLOCK GOLD PROJECT,
 ELKO, COUNTY, NEVADA

Latitude 41°06' N
Longitude 116°31' W

Prepared for:
Great Basin Gold Ltd

Qualified Persons
Johan Oelofse, Pr. Eng., FSAIMM, Great Basin Gold Ltd
Phil Bentley, Pr. Sci. Nat, Great Basin Gold Ltd
Deon van der Heever, Pr.Sci.Nat. GeoLogix Mineral Resource Consultants (Pty) Ltd.

Effective Date: December 31, 2008
Report Date: February 18, 2009

Report Nr: GBGTRHDB 01/09

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

1	EXECUTIVE SUMMARY

Reference to the “2007 Technical Report”, means the “Technical Report on the Feasibility Study for the Hollister Development Block Gold Project, Elko County, Nevada”, September 2007.

1.1	AIM

The purpose of the technical report is to support the Company’s planned February 2009 Short Form Prospectus and to support other technical disclosures made by the Company since the last Technical Report ( September 9, 2007) and including the mineral resource news release dated June 18, 2008.

1.2	INTRODUCTION

Great Basin Gold Ltd (“Great Basin Gold” or “the Company”) is a public company listed on the TSX (GBG), the NYSE Alternext (GBG) and the JSE (GB Gold) stock exchanges. Great Basin Gold has two principal assets: the Burnstone Gold Project in South Africa and the Hollister Gold Project in Elko County, Nevada. Great Basin Gold owns 100 percent of Great Basin Inc which in turns owns 100 percent of Rodeo Creek Gold Inc. (“Rodeo Creek”) through which the ownership of the Hollister property is held. Within the boundaries of the Hollister property is an area called the Hollister Development Block (“HDB”), making up approximately 5% of the total property of 22,500 ha.

1.3	PROPERTY LOCATION AND DESCRIPTION

The Hollister Property consists of a total of 950 unpatented, current claims, covering over 69 square kilometers. It is situated on Nevada’s 50-mile (80 kilometres) long Carlin Trend gold belt and is the host of classic Carlin style low sulphidation epithermal banded veins in Ordovician sediments containing high grade precious metal values. The federal government of the United States and the state government of Nevada have jurisdiction over mining activities and communities, habitat users and other interests that may be affected by mining, inclusive of the Hollister project. In particular, the Bureau of Land Management has jurisdiction over the land on which the Hollister Property is located.

The Hollister Property is located in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada.

The HDB has been the target of extensive exploration by Great Basin Gold and by Hecla Mining Company, now Hecla Limited, through an earn-in agreement dated August 2, 2002 and more recently by Great Basin Gold after the repurchase of Hecla’s earn in right as set out below.

As stated above, within the boundaries of the Hollister property is an area called the HDB. The HDB relates to the historical earn-in agreement with Hecla to jointly explore and eventually develop the resources within the HDB. The Earn-in agreement made Hecla the operator during the term of the joint venture, and they were responsible for funding the project through exploration and engineering up to the delivery of feasibility study. Upon delivery of a positive feasibility study, and completion of other pre- development requirements, Hecla could earn a 50 percent stake in the resources contained within the HDB. On February 20, 2007, Great Basin Gold entered into a share purchase agreement to acquire the all of the outstanding shares of Hecla Ventures Corp (‘HVC’), the vehicle through which Hecla owned its 50 percent stake. The Company completed the acquisition in April 2007, thereby effectively regaining a 100% working interest in the HDB. As required by the Share purchase agreement, Hecla Ventures Corp. was renamed Hollister Venture Corp.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

1.4	ACCESSIBILITY AND LOCAL RESOURCES

Extensive mining infrastructure exists in proximity to the Hollister Property. Major mines include Dee (Goldcorp, formerly Glamis) 8 miles, Rossi (Yamana, formerly Meridian/Barrick) 8 miles, Goldstrike (Barrick) 13 miles, North Carlin Trend Operations (Newmont) 13 miles, Midas (Newmont) 15 miles from the project area. Major power transmission lines occur just off the southeastern corner of the property, with a sub- station 5 miles to the east. Battle Mountain is the nearest full-service community. Elko serves as the support hub for mining operations on the Carlin Trend, and has a well- developed transportation network (air, rail and road), and an extensive contractor service base and labor pool.

1.5	PHYSIOGRAPHY

The Hollister Property occurs in the Great Basin physiographic province of the western United States. The Great Basin is characterized by Basin and Range topography. Low rolling hills typify the property’s landscape, with elevations ranging from 5,380 to 6,000 feet (asl). Drainage patterns in the immediate area predominantly trend northeast to north-south. The head of Little Antelope Creek bisects the property in a north-south direction and joins Antelope Creek approximately 3.5 miles south of the property. Though most of the region’s streams are seasonal, water flows in Antelope Creek and Willow Creek for most of the year.

1.6	REGIONAL AND LOCAL GEOLOGY

The Hollister Property is located at the intersection of the Carlin Trend and the Northern Nevada Rift. Carlin Trend type mineralisation is Eocene in age. The Northern Nevada Rift is a north-northwest trending feature made up of bimodal volcanic rocks that host Miocene aged bonanza epithermal gold deposits such as Ken Snyder, Mule Canyon, Buckskin National and Hollister. The Paleozoic stratigraphy and the Eocene magmatic pulse that is critical to the development of Carlin-type deposits to the southwest are in evidence at Hollister as are the Miocene mineralizing events.

The Miocene stratigraphic section at Hollister consists of four principal components:

	i.	Felsic volcanic flows, domes and lesser pyroclastics

	ii.	Volcaniclastic/epiclastic sediments, including re-worked tuffaceous material

	iii.	Basaltic-andesite flows.

	iv.	A lower felsic to intermediate tuffaceous sequence.

The Paleozoic stratigraphic section underlying the Tertiary rocks at Hollister is dominated by the Ordovician Vanini Formation which is part of the western siliceous eugeosynclinal assemblage and the “upper plate” of the Robert’s Mountains Thrust. The formation is characterized by coarsening upward megasequences of orthoquartzites, muddy quartzites, sandy argillites and bedded to laminated argillites. Minor calcareous siltstone and sandstone are present in some of the fine-grained facies of the Vanini Formation.

Hollister represents a low-sulfidation, epithermal gold system consisting of two distinct zones of alteration and precious metal mineralisation controlled by Tertiary versus Ordovician host stratigraphy. Bulk-tonnage, low-grade, disseminated gold mineralization is developed in Miocene volcaniclastic and lava flow rocks, while high-grade, banded vein systems are developed in underlying competent Ordovician quartzite and argillite.

The near-surface Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This previously exploited deposit is thought to have been formed by leakage from a deeper, Vanini Formation hosted, high-grade gold feeder system. A core intercept of 2.4 ft grading 32.54 ounces per ton (opt) gold in the west Hollister area intersected in

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

1994 drilling by Newmont is interpreted to be an example of a high-grade feeder vein to the overlying volcanic-hosted disseminated gold mineralization. There were at least 34 such historic high-grade intersections in the Vanini Formation that required follow-up drilling to delineate the Hollister feeder vein system.

1.7	HOLLISTER DEVELOPMENT BLOCK UPDATE

Under the terms of the earn-in agreement, HVC was obliged to undertake an evaluation of the HDB through construction of an exploration decline. This decline served as the platform for underground drilling of the vein systems at Hollister, as well as allowing bulk sampling of vein material for metallurgical evaluations and served as test mining to gather information for mine planning.

In the fourth quarter of fiscal 2005, the decline intersected the Gwenivere vein – one of three high grade gold-silver vein systems on the HDB – at about 2,720 ft from the portal of the decline. On the east side (rib) of the decline, the mineralized zone consists of a massive quartz vein with breccia on its footwall that has a true width of 13 ft. On the west rib, the structure is characterized by broken lenses quartz and kaolinite, with trace amounts of sulphide mineralisation, over a true width of 8 ft. Excellent gold and silver values over substantial widths were reported from sampling of the vein material, including 8.2 ft grading 3.17opt gold and 28.3 opt silver and 15.3 ft grading 0.49 opt gold and 7.9 opt silver. A 55,000-ft drilling program, designed to upgrade the classification of mineral resources in the HDB was completed in February 2007.

Since re-acquiring 100% of the property in April 2007, Great Basin Gold has continued with the underground drilling program and drifting on the veins. To December 31, 2008 a total of 29,926 ft of underground development has been completed of which 9,100ft has been done on veins. Over 135,000 ft of diamond drilling has been completed, designed to continue the delineation of the vein systems. Twenty-four discrete veins have been identified to date. Engineering studies and bench scale metallurgical test work has been completed. The first 5,074 ton bulk sample has been treated at Newmont’s Mill 6 followed by a 3,100 ton bulk sample at Jerritt Canyon. Subsequently a total of approximately 20,000 ton bulk samples have been treated at Newmont’s Midas Mine 15 miles north of Hollister, to test the flow process and aspects of Au and Ag recoveries.

1.8	MILLING

In the Hollister Feasibility Study, it was initially planned to utilize the Jerritt Canyon Mill to treat the Hollister ore. After an initial test milling and processing exercise, Jerritt Canyon ceased operations. Great Basin Gold subsequently entered into a toll milling agreement with Newmont which dealt with the major part of the Hollister ROM of 2008.

In the last quarter of 2008, the Company embarked on a new search for a suitable milling solution for the Hollister Mine. During this investigation the following options were considered:

	1.	An owner constructed and operated on-site mill; or

	2.	Toll milling at a third party mill facility; or

	3.	Acquisition of suitable permitted mill off the property.

Subsequent investigation identified the Esmeralda plant near Hawthorne, Nevada as the most suitable long term milling solution available to Great Basin Gold.

Great Basin Gold signed an agreement with Metallic Ventures Gold Inc. (TSX:MVG) in December of 2008, whereby the Company purchased the Esmeralda processing plant (“Mill”) in Nevada, inclusive of the Esmeralda mine and infrastructure for a purchase price of US$2 million. The Esmeralda property is located approximately 290 miles from the Hollister project with 80% of that distance over paved interstate roads. Transport costs

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

from Hollister are estimated at US$55 per ton, based on actual transport costs/ton-miles achieved during 2008 toll treatment phases.

The Mill can currently process up to 350 tons per day. Re-commissioning and reconfiguring of the mill is expected to take until the end of June 2009. Further upgrades to approximately 600 to 700 tons per day to improve the recovery of gold and expand the capacity of the Mill will be evaluated and implemented during and beyond this phase.

1.9	SUMMARY OF KEY RESULTS

General

The tables below provide an update on the financial parameters of the project, including the production of 2008, compared to the Technical Report on the Feasibility Study completed in September 2007 by Associated Geosciences Ltd.

TABLE 1.1 ECONOMIC ASSUMPTIONS

ECONOMIC ASSUMPTIONS	2007 TECHNICAL REPORT	JANUARY 2009 LIFE OF MINE ESTIMATES
Au Price	US$ 550/oz	US$ 800/oz

Ag Price	US$ 10/oz	US$ 12/oz

	868,500 tons @ 1.01 oz/ton Au &	1,284,503 tons @ 0.90 oz/ton Au @ 4.8
	4.96 oz/ton Ag @ 0.28 oz/ton cut-off	oz/ton Ag @ 0.33 oz/ton cutoff
Proven & Probable		1.1 million oz Au
Reserves	878,000 oz Au
5.9 million oz Ag
4.3 million oz Ag
1.2 million oz Au equivalent
956,000 oz Au equivalent [1]

Percentage of Measured &
Indicated resources used
in financial model.	100%	80%

Gold recovery	93%	90%

Silver recovery	80%	90%

Note : The January 2009 Life of Mine mineral reserves above includes production in 2008

TABLE 1.1A	:	LOM Mineral Reserve Classification

	CUT-OFF	TONS	GRADE Au	Oz Au	GRADE Ag	Oz Ag	Oz Au Equiv
RESERVE CATEGORY	Oz/ton		Oz/ton		Oz/ton

Proven	0.33	109,600	1.107	121,348	7.77	851,946	134,127

Probable	0.33	1,124,742	0.818	920,475	3.98	4,479,868	987,673

Total	0.33	1,234,342	0.844	1,041,823	4.32	5,331,814	1,121,800

The 2009 Mineral Reserves include Proven Reserves of 110,000 tons grading 1.107 oz/ton gold and 7.77 oz/ton silver and Probable Reserves of 1,125,000 tonnes grading 0.818 oz/ton gold and 3.98 oz/ton silver.

[1] Proven & Probable Reserves as per the September 2007 Technical Report
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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Sensitivity Analysis2

A sensitivity analysis was conducted to understand the impact on IRR and NPV, varying the gold cut – off grade from 0.25 oz/ton to 0.35 oz/ton, as shown in Table 1.1B, as well as varying the Gold Price from US$ 700 to US$ 900.

TABLE 1.1B SENSITIVITY ANALYSIS USING DIFFERENT AU CUT-OFF GRADES

Cut-off
grade Au						NPV
oz/t	Tons	Au oz	Ag oz	Au eq oz	IRR	(10%)
0.25	1,398,219	1,185,583	5,942,876	1,256,898	47.2	106.4

0.30	1,284,503	1,113,656	5,882,495	1,184,246	41.2	93.8
0.35	998,219	915,583	4,365,303	967,967	44.1	73.6

TABLE 1.2 C SENSITIVITY ANALYSIS USING DIFFERENT GOLD PRICES

Hollister
Gold price sensitivity	Post tax IRR	Post tax NPV (5%)
		US$ m
$700 oz	25.00%	$73.2
$800 oz	41.20%	$129.6
$900 oz	59.30%	$185.3

TABLE 1.2 CASH COST

		JANUARY 2009
	2007 TECHNICAL	ESTIMATES FOR
CASH COSTS PER EQUIVALENT OUNCE	REPORT	LOM COSTS
(US$/oz)	(US$/oz)	(US$/oz)
Mine costs	179	222
Development	46	61
Ore Transport	27	60
Milling	39	50
Administration	32	33
Total	323	426

Cash cost includes direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section.

The increase in the cash costs is a direct result of the increased haulage cost to the Esmeralda Mill, estimates on commodity prices and the lower estimated average grade over the life of mine.

[2] Gold equivalent was calculated using the following metals prices: US$ 800/oz for Au and US$ 12/oz for Ag. These prices are the December 2008 consensus metal prices from financial institutions that management have referenced against the industrial average.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

TABLE 1.3 MINING CAPITAL COST

	2007 TECHNICAL	JANUARY 2009
MINING CAPITAL COST	REPORT	ESTIMATES

(US$ million)	(US$ million)	(US$ million)
U/G Exploration & Development	30.0	53
Plant	-	10
Infrastructure	20.5	17
Surface Equipment	1.7	3
Sub Total	52.2	83
LOM Capital	14.3	27
Total Project Capital	66.5	110
Capital spend up to December 31, 2008	-	53
Remaining capital to be spend over LOM	-	57

The trial mining conducted up to December 31, 2008 indicated additional development required to maximise the extraction of the high grade bonanza veins. Improving the safety and ventilation of the underground workings necessitated additional development capital to be spent on Alimak raises and sill pillars.

The increase in the LOM capital costs are directly related to the extended LOM which requires additional underground development. The acquisition and refurbishment costs of the Esmeralda Mill has also been included in the capital estimate, which is now the chosen site for milling, and which is a change from the September 2007 Technical Report that referred to toll milling.

It should be noted that toll milling is still an option for the first six months of 2009.

TABLE 1.4 TOTAL LIFE OF MINE COSTS US$ PER OZ (CAPEX AND OPEX)

TOTAL COSTS PER
EQUIVALENT OUNCE	2007 TECHNICAL REPORT	JANUARY 2009 ESTIMATES

Total cash costs	423	559

Total costs per equivalent ounce include cash costs plus proceeds on mineral taxes, federal income tax, contingencies and depreciation and amortization.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

TABLE 1.4A LIFE OF MINE FINANCIAL MODEL

PRODUCTION PARAMETERS	2007a	2008a	2009e	2010e	2011e	2012e	2013e	2014e	2015e	2016e	2017e	Total
Gold price per oz (US$)		800	800	800	800	800	800	800	800	800	800	800
Silver price (US$)		12	12	12	12	12	12	12	12	12	12	12
Production costs (per oz)		333	367	311	267	267	267	267	267	267	264	281
Milling cost (per oz)		239	111	111	111	111	111	111	111	111	111	111
General and administration (per oz)		34	33	33	33	33	33	33	33	33	33	33
Total cash costs (per oz)		607	511	456	411	411	411	411	411	411	408	426
Recovery		74%	90%	90%	90%	90%	90%	90%	90%	90%	90%

Tons mined ('000)		50	110	138	147	149	139	147	145	140	120	1,285
Mined grade (equivalent oz/t)		1.601	1.211	0.865	0.871	0.922	0.879	0.872	0.860	0.849	0.912	0.936
Mined AU ounces ('000)		72	121	110	121	128	114	119	116	111	102	1,114
Mined AG ounces ('000)		551	852	615	432	668	544	603	580	546	492	5,882
Total equivalent mined ounces ('000)		80	134	119	128	138	123	128	125	119	109	1,202
Total equivalent recovered ounces ('000)		60	121	107	115	124	110	115	112	107	98	1,069

CURRENCY	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil
Revenue	-	54	97	86	92	99	88	92	90	86	79	862
Production costs	-	(20)	(44)	(33)	(31)	(33)	(29)	(31)	(30)	(29)	(26)	(307)
Milling costs	-	(8)	(13)	(12)	(13)	(14)	(12)	(13)	(12)	(12)	(11)	(120)

Cash operating profit		26	39	40	49	52	47	49	47	45	42	435
General and administration	(25)	(11)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(3)	(69)
Capital	(17)	(38)	(24)	(13)	(5)	(3)	(7)	(3)	-	-	-	(110)

Net cash flow	(42)	(23)	11	24	39	45	36	42	44	42	38	255
Income taxes				-	(3)	(14)	(11)	(13)	(13)	(12)	(11)	(77)

Cashflow after Tax	(42)	(23)	11	24	37	32	25	30	31	29	27	179
Notes:

1	act = actual; e = estimate
2	Cash costs are per recovered oz

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

TABLE 1.5 RESULTS UP TO DECEMBER 31, 2008

HOLLISTER RESULTS AND RELATED COSTS
for bulk sampling and trial mining to December 31, 2008

	ACTUAL	COMMENTS

Ore extracted (tons)	50,161

Ore treated (tons)	33,830	Under Processing Agreements

Extracted equivalent ounces	80,305	In line with management forecast of 80,000 equivalent ounces

Average grade
extracted	1.60	Higher than management forecast of 1.1 gold equivalent oz/ton
(gold equivalent
oz/ton)

Recovered equivalent
ounces for the year
from processing	38,465
agreements

Average grade
recovered	1.14	Gold recovery percentage in the ore purchase agreement with Midas negatively impacted on the ounces recovered

(gold equivalent
oz/ton)

Cash cost per
equivalent gold ounce,
excl. milling and haulage charges	300*	Milling and haulage costs are excluded due to various options evaluated

(US$ per equivalent
gold ounce)

Milling and haulage costs
	215*	Costs were mainly affected by the terms of the Midas ore purchase agreement

(US$ per equivalent
gold ounce)

Total costs per
equivalent gold ounce	433*	The G&A costs for the year included certain once-off costs relating to system implementation and site establishment
(excluding milling and
haulage) (US$ per
equivalent gold ounce)

Total ft developed	17,111 ft	2,811 ft in excess of the budget

During 2008, ore was shipped to two separate facilities for further metallurgical testing. Material is pending treatment from the November Newmont Midas tests and the Kinross Republic facility, so the final milling results have yet to be determined. At the end of December 2008, an additional approximately 22,000 gold equivalent ounces were held in various stockpiles.

* The cost indicated represents a cost per eq oz in situ.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

1.10	FINANCIAL ANALYSIS

TABLE 1.6 FINANCIAL ANALYSES

FINANCIAL ANALYSIS	2007 TECHNICAL REPORT	JANUARY 2009 ESTIMATES
AFTER TAX
Total Cash Operating Costs	US$ 323 /oz Au eq	US$ 426 /oz Au eq
Cash On Mine Operating Cost	US$ 257/oz Au eq	US$ 317 /oz Au eq
IRR	58.2%	41.2%
NPV (0%)	US$ 82.9M	US$ 178,8 m
NPV (10%)	US$ 51.8M	US$ 93,8 m
Payback	1.5 years	5 years
Mine life	7 years	10 years

Resource Estimate

The Mineral Resource estimate is effective June 2008. The estimate at a 0.25 Au oz/ton cut-off reflects Measured and Indicated Resources containing 1.58 million ounces gold equivalent, with an average in situ Au grade of 0.87 oz/ton and Ag grade of 4.57 oz/ton.

TABLE 1.7 RESOURCE ESTIMATE

										Oz
				Grade		Oz	Grade		Oz
RESOURCE	Cut-	Tons	Tonnes		Grade			Grade		(‘1000)
	Off			Au		(‘000)	Ag		(‘000)
CATEGORY	oz/ton	(‘000)	(‘000)	oz/ton	Au g/t		oz/ton	Ag g/t		Au
						Au			Ag
										Eq

	0.25	1 121	1 017	0.91	31.29	1 023	5.55	190.45	6 227	1 167

MEASURED	0.28	1 027	931	0.97	33.33	998	5.92	202.99	6 078	1 138

	0.35	867	786	1.09	37.50	948	6.61	226.56	5 725	1 080

	0.25	494	448	0.76	26.13	376	2.33	80.00	1 152	403

INDICATED	0.28	442	401	0.82	28.11	363	2.48	84.93	1 095	388

	0.35	361	328	0.93	32.00	337	2.69	92.39	974	360

	0.25	1 615	1 465	0.87	29.71	1 399	4.57	156.68	7 379	1 569
TOTAL
MEASURED &	0.28	1 469	1 333	0.93	31.76	1 360	4.88	167.45	7 173	1 526
INDICATED
	0.35	1 228	1 114	1.05	35.88	1 285	5.46	187.07	6 699	1 440

INFERRED	0.25	1 252	1 136	0.51	17.40	635	1.43	49.10	1 793	677

	0.28	1 149	1 043	0.53	18.14	608	1.39	47.74	1 600	645

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Oz
				Grade		Oz	Grade		Oz
RESOURCE	Cut-	Tons	Tonnes		Grade			Grade		(‘1000)
	Off			Au		(‘000)	Ag		(‘000)
CATEGORY	oz/ton	(‘000)	(‘000)	oz/ton	Au g/t		oz/ton	Ag g/t		Au

						Au			Ag
Eq

	0.35	848	770	0.61	20.80	515	0.99	33.81	837	534

Notes :

1	Mineral resources that are not mineral reserves do not have demonstrated economic viability

2	Gold equivalent ounces for this estimate are calculated using US$ 650/oz Au and US$ 15/oz Ag (See press release June 18, 2008)

1.11	MINERAL RESOURCE UPDATE

The mineral resource announced in June 2008 was re-estimated in its entirety by GeoLogix Mineral Resource Consultants (Pty) Ltd.. The database utilized for the estimate was updated with all new borehole intersections since the last estimate. Further exploration drilling of approximately 40,000 ft after the feasibility study, in the period from March 2007 to March 2008 was completed to further infill gaps existing after the previous exploration program. Drilling was also done from suitable positions to explore the deeper parts of the deposit.

General data used to model the veins was limited to surface core holes drilled by Great Basin Gold and underground core holes drilled by Hecla and Great Basin Gold. In addition, channel samples collected from approximately 2,085 ft of underground development were also used for the Central Clementine, South Clementine and Gwenivere veins resource estimate. The models were estimated using data received up until April 2008.

The grade-tonnage models of the Hollister deposit consist of 23 separate veins. The models were created using a 3-D wireframe approach within which grades were directly estimated to blocks located within the wireframes in 3-D as well. This approach is commonly applied in estimating vein-style deposits, particularly those anticipated to be exploited by open-pit mining methods, and those sufficiently wide to offer the possibility of mining selectivity across the vein width. The methodology works well for narrow veins where a sufficient density of data is available to model the width of the vein accurately. Great Basin Gold is reviewing the estimation methodology in the light of continued drilling and geological modeling of the veins. An additional 28 underground diamond boreholes have been drilled since the June 2008 estimate. It is anticipated that the integration of this data and optimization to the estimation techniques will generate a higher-confidence estimate. Extrapolation of the estimates at depth are being checked so as to honour available geological indications of the depth of the high grade system.

The mineral resources are being reviewed during the first quarter of 2009. During this estimation the optimization of these estimation techniques (2- and 3-dimensional geostatistics) will assist the application of the resource model to mine planning. It cannot be predicted with any certainty at this time whether there will be a material change to the size or grade of the June 2008 resource estimate. Other intervening events such as on- going drilling will also affect the updated resource model and hence the estimates of the aggregate resource.

1.12	RECOMMENDATIONS

The favorable conclusions of the 2007 Technical Report, coupled with underground development progress, as well as an increase in Measured and Indicated mineral resources during 2008 have provided justification for the continued advancement of the project.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Detail of the Esmeralda project will be reported on separately in an independent technical update.

It is recommended that the HDB project be advanced by undertaking the following activities:

Expansion Of The Measured And Indicated Mineral Resources

Continued activities towards the goal of expansion of the Measured and Indicated mineral resources from June 2008 estimate described herein. The underground drilling program in 2008 continued to confirm the open-ended geological extent of the Gwenivere and Clementine vein systems. The current resource estimate will be reviewed during the first quarter of 2009 incorporating additional borehole and underground sampling, as well as using a variety of estimation techniques. The base (ie “boiling zone”) of the mineral system above which economic gold and silver deposition occurs still remains unconstrained, and remains an important exploration target.

Continued underground excavation and delineation drilling

Continued underground excavation and delineation drilling is important for the delineation and modeling of the geological continuity of individual veins. Continued primary and on-vein development will be critical to establishing exposure of the veins for stope evaluation, as well as platforms for deeper and wider exploration drilling. Estimation techniques and protocols to progress the measured and indicated mineral resources into proven and probable reserve status need to be further analyzed and tested.

2009 decline excavation goal	:15,000

Estimated waste tons 2009 to be removed	:165,000

Estimated Ore tons 2009 to be removed and test-processed
:110,000

Anticipated expenditure: US$ 10 million (gross, excluding gold recovery income). This activity is subject to ascertainment with Nevada mining authorities that all the activities fall within existing or permits expected to be received in the near term.

Ore Treatment

Bulk sampling of certain veins has provided indicative metallurgical recoveries, through the treatment of material at a number of milling facilities. The recoveries are in line with the Feasibility Study, and indications are that Hollister ore should liberate 85-95% of its gold through conventional milling, gravity and cyanidation ( CIL).Trial stoping has increased confidence in optimizing the anticipated method of mining, operating efficiencies and costs.

Permitting Process

Pursue the permitting process, and in particular the initiation of the Environmental Impact Statement (“EIS”) required by the BLM, is a critical advancement precondition, and must continue in order to seek the necessary project approvals after which the final infrastructure can be constructed. In particular the commissioning of a spur with electric power is an important aspect of the permitting process as there is some surface impact. A positive aspect of this process is that Hollister is an underground operation, and most of the environmental issues are in the process or have been mitigated as a consequence of a very modest surface footprint.

Exploration

There is still considerable exploration potential on the HDB, as well as the Hatter Graben target to the east; Sixteen drill targets peripheral to the HDB have been prioritized for exploration drilling. The greater Hollister claim block has significant

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

exploration potential to host one or more additional high grade “bonanza” vein systems under the Tertiary volcanic cover. All geospatial data generated over the years by various operators is being collated and reviewed / reinterpreted during the first quarter of 2009. Particular emphasis is being placed on reviewing the structural interpretations, including integrating the drilling information generated over the last 10 years. The application of a high resolution heli-borne geophysical survey (eg V-TEM) to see through the Tertiary cover and improve delineation of potential ore-bearing structures.

Recommended exploration expenditure 2009, funding permitting

o Surface drilling	: US$ 1.5 million (13,000 ft)

o Airborne geophysical survey	: US$ 0.5 million

o Underground drilling	: US$ 6.4 million (92,000 ft)

Engineering And Construction Program: Esmeralda Mill

Develop an engineering and construction program to refurbish the Esmeralda Mill in order to ascertain if it can provide all or part of an ore treatment solution for Hollister ore. Refurbishment of the mill may be possible as early as the end of the second quarter 2009. The refurbishment will likely include the addition of a gravity circuit, thickener, and electro winning / elution circuit to handle the high metal contents of the ore and the related process engineering analysis to design and test these refurbishments.

TABLE 1.8 PROPOSED BUDGET (US$M)

	Expenditure as
Proposed Budget	@	2009	2010	Remaining	Total
	December 31,
(US$ m)	2008
Total CAPEX	(55)	(24)	(13)	(18)	(110)
Operating and production costs	(64)	(62)	(49)	(321)	(496)
Taxes	-	-	-	(77)	(77)
Revenue	54	97	86	625	862
Total cash flow	(65)	11	24	209	179

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

LIST OF APPENDICES

APPENDIX 1	Claims listing
APPENDIX 2	Additional information on sampling and analysis protocols
APPENDIX 3	Cutting statistics and variograms
APPENDIX 4	Underground and surface drilling results update (June 2008 – December 2008)
APPENDIX 5	Esmeralda list of Permits
APPENDIX 6	Esmeralda list of Water Rights
APPENDIX 7	Review of Esmeralda Plant

LIST OF TABLES

TABLE 1.1	Economic assumptions
TABLE 1.1A	LOM Mineral Reserve classification
TABLE 1.1B	Sensitivity analysis using different Au Cut-off grades
TABLE 1.1C	Sensitivity Analysis Using Different Gold Prices
TABLE 1.2	Cash cost
TABLE 1.3	Mining capital cost
TABLE 1.4	Total costs
TABLE 1.4A	Life of mine financial model
TABLE 1.5	Results obtained to December 31, 2008
TABLE 1.6	Financial analysis
TABLE 1.7	Resource estimate
TABLE 1.8	Proposed budget (US$m)
TABLE 4.1	Estimated reclamation costs – Hollister property
TABLE 10.1	Assay results from Gwenivere vein intersected in the decline
TABLE 11.1	Summary 2008 Drilling Statistics
TABLE 16.1	Capes, Cassidy metallurgical testing December 2000
TABLE 16.2	Roaster leach tests
TABLE 16.3	McClelland laboratories metallurgical test work
TABLE 17.1	data naïve statistics Au, Ag and length
TABLE 17.2	Naïve statistics of Au, Ag and length capped
TABLE 17.3	Naïve statistics of Au, Ag and length – composited and capped
TABLE 17.4	Au and Ag variogram model parameters
TABLE 17.5	Search and estimation parameters
TABLE 17.6	Classified mineral resources
TABLE 18.1	Underground testing mine workings
TABLE 18.2	Tonnage factors by vein
TABLE 18.3	Hollister Mine Plan Undiluted Resource Tons Using 0.30 Au Oz/Ton Cut-Off
TABLE 8.13A	Sensitivity Analysis Using Different Au Cut-Off Grades
TABLE 18.13B	Sensitivity Analysis Using Au Price
TABLE 18.4A	LOM depletion of Proved and Probable Reserves
TABLE 18.4B	LOM Mineral Reserve classification
TABLE 18.4C	Underground Cut – Off Grade
TABLE 18.5	Normal Mine Crew At Full Production
TABLE 18.6	Designated Ground Control

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County, Nevada

TABLE 18.7	Estimated days of pumping to achieve target groundwater elevations
TABLE 18.8	Hollister mine development or operational risks
TABLE 18.9	Mining capital cost
TABLE 18.10	Cash Costs Per Equivalent Ounce
TABLE 18.11	Life of mine financial model
TABLE 18.12	Total project capital
TABLE 18.13	Sensitivity Analysis
TABLE 20.1	Proposed budget

LIST OF FIGURES

FIGURE 4.1	General location map
FIGURE 4.2	Location of the HDB project area and surrounding claims
FIGURE 4.3	Aerial view of previous & early development infrastructure at Hollister (2005)
FIGURE 4.4	View of Hollister mine surface infrastructure (June 2008)
FIGURE 4.5	View looking southwest over Hollister mine surface infrastructure (June 2008)
FIGURE 7.1	Hollister property location
FIGURE 7.2	Regional geology of Hollister area
FIGURE 7.3	Epithermal & Carlin style targets
FIGURE 9.1	Spatial location of the Hollister vein system
FIGURE 10.1	Original planned underground development
FIGURE 10.2	Decline & drilling assay results
FIGURE 10.3	2008 Underground development
FIGURE 10.4	Plan view of current underground development at HDB showing locations of bulk sampling/trial stoping on the Gwenevere and Clementine veins
FIGURE 10.5	Planned underground development 2009
FIGURE 11.1	Representative cross section (3000 N) of the Hollister vein system with surface and fan drilling traces
FIGURE 11.2	Location of 2008 underground diamond drilling
FIGURE 11.3	Location of surface borehole collars 2007-2008
FIGURE 11.4	Hollister exploration targets
FIGURE 11.5	Hatter Graben target area
FIGURE 11.6	Hatter Graben cross section looking west
FIGURE 13.1	Reverse Circulation drilling, sampling and analytical flow chart
FIGURE 13.2	Core drilling, sampling and analytical flow chart (1999-2001)
FIGURE 13.3	Metallic screen assay flow chart for whole core samples
FIGURE 17.1	Plan map showing vein grouping surface and underground drill holes and underground working as at June 2007
FIGURE 17.2	Gold grade box plot – raw data
FIGURE 17.3	Silver grade box plot – raw data
FIGURE 17.4	Gold grade box plot – capped data
FIGURE 17.5	Silver grade box plot – capped data
FIGURE 17.6	Gold grade box plot – capped & composited data
FIGURE 17.7	Silver grade box plot – capped & composited data
FIGURE 17.8	Distribution looking north of measured and indicated resource blocks
FIGURE 18.1	Hollister underground development December 2008
FIGURE 18.2	Backfill sequence
FIGURE 18.3	Mining sequence for upper mining
FIGURE 18.4	Vein drift round and ground support
FIGURE 18.5	Plan view of updated 2009 mine plan as at December 31, 2008
FIGURE 18.6	Oblique view looking north of Hollister short term mine plan (2008-2010) north

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

FIGURE 18.7	Oblique 3-D view of mine plan sequencing
FIGURE 18.8	Expected ore tons per day from various widths of vein
FIGURE 18.9	Water handling and distribution system
FIGURE 18.10	Primary fans configuration
FIGURE 18.11	Primary ventilation circuit
FIGURE 18.12	Underground mine shop

NOMENCLATURE AND ABBREVIATIONS

Abbreviation	Unit or Description
a	Annum
A	Ampere
Ag	Silver
AMSL	Above Mean Sea Level
ASL	above sea level
Au	Gold
BCM	bank cubic metre
C	centi or one hundredth
CCTV	closed circuit television
CIM 2005	Canadian Institute of Mining and Metallurgy Standards on Mineral Resources and Reserves
Dia	Diameter
Dwt	Deadweight tonnes
EGL	effective grinding length
EIA	Environmental Impact Assessment
EIS	Environmental Impact Study
EMP	Environmental Management Plan
EPCM	Engineering, procurement and construction management
FEL	front end loader
FOB	free on board
G	Gram
H	Hour
HR	human resources
HSE	health, safety and environment
Id	Identity
IRR	internal rate of return
K	kilo or thousand
l	Litre
M	mega or million
M	milli or one thousandth
M	Metre
MCC	motor control centre
Min	Minute
MTC	mine training centre
Nd	not determined
NPV	net present value
OEM	original equipment manufacturer
Oz	troy ounce
Ppm	parts per million
RC	reverse circulation
ROM	run of mine
S	Second
Sg	specific gravity
T	Ton
T&A	timing and attendance
TC / RC	treatment charges / refining charges
TOR	terms of reference
Tpa	tons per annum

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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UCS	unconfined compressive strength
USD, US$	United States Dollars
V	Volt
W	Watt
Y	Year
µ	micro or millionth
$	United States Dollar, unless otherwise stated

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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2	INTRODUCTION

Great Basin Gold Ltd (“Great Basin Gold” or “the Company”) is a public company listed on the TSX (GBG), the NYSE Alternext (GBG) and the JSE (GB Gold) stock exchanges. Great Basin Gold has two principal assets: the Burnstone Gold Project in South Africa and the Hollister Gold Project in Elko County, Nevada, USA.

This report is entitled “Technical Report Update On The 2007 Feasibility Study And Mineral Resources For The Hollister Development Block Gold Project, Elko, County, Nevada”. Its purpose is to support the Company’s planned February 2009 Short Form Prospectus and update the current status of the HDB project, and report results of a resource update reported in a news release of June 18, 2008.

The Qualified Persons for this Technical Report are:

Johan Oelofse, Pr. Eng, FSAIMM, Chief Operating Officer for Great Basin Gold. Mr. Oelofse monitored the exploration and feasibility work by Hecla and visited the property regularly since May 2006 through November 2008, in order to review the current status of the Project. Subsequent to the repurchase of Hecla’s interest he has spent most of his time on site overseeing the consultants compiling the feasibility study. Mr Oelofse is responsible for Sections 1-5, 16 and 18-20 of this report.

Gideon Johannes (Deon) Van Der Heever, Pr. Sci. Nat., is GeoLogix’s project manager and is the independent Qualified Person for the resource estimate. Mr. Van Der Heever has visited the Hollister Project in February 2007. The resource estimates have been developed using Datamine, a worldwide accepted commercial geological and resource modeling package with reference to Great Basin Gold’s geological model, cross-sections, geo-domains and digital databases. Mr Van Der Heever is responsible for Sections 6-15 and 17 of this report.

Philip Nelson Bentley, Pr. Sci. Nat., Vice President Geology and Exploration for Great Basin Gold. Mr Bentley has been to site monthly since September 2008, has been responsible for updates for sections 7, 10 and 11 and co-authored Sections 12, 13 and 14 as well as Sections 19 and 20.

Sources of data for this report include previous Technical Reports:

“Summary Report for the Hollister Project” authored by Ross Glanville (Ross Glanville and Associates Ltd.) and Ross Banner (RH Banner Ltd.) and filed on SEDAR in April 2002;

“Revised Technical Report and updated preliminary assessment of Hollister Project” authored by David M.R. Stone (Minefill Services, Inc.) and filed on SEDAR in April 2007;

“Revised Technical Report Update on the Exploration Activities on the Hollister Gold Project, Nevada USA” by Gernot Wober and D.R. Stone and filed on SEDAR in April 2007;

“Technical Report on the Resource estimate for the Hollister Development Block Gold Project” authored by J Oelofse and D van der Heever, filed on SEDAR in July 2007;

and “Technical report on the Feasibility study of the Hollister Development Block Gold Project, Elko County, NV” authored by Peter Cain, Geoscience Associates Ltd, filed on SEDAR in September 2007.

In terms of Mineral Resource estimations:

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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  In 2002, Great Basin Gold reported an inferred mineral resource for the Hollister project based on an internally generated resource model. This resource was reported in the April 2002 Technical Report authored by Glanville and Banner as filed on SEDAR.

  In October 2001, Behre Dolbear & Company Ltd. was retained to audit the Great Basin Gold internally generated preliminary resource estimate for the high-grade epithermal gold-silver veins that made up the Hollister deposit. The detailed review was carried out by Qingpeng Deng, Ph.D., James A. Currie, P.Eng., and Derek C. Rance. The complete Behre, Dolbear & Company Ltd. report entitled, Audit of Preliminary Resource Estimate for the High-Grade Gold-Silver Veins of the Hollister District, Elko County, Nevada, October 2001, is attached as Appendix 2 of the April 2002 Technical Report filed on SEDAR.

  In May 2007, the author (DvdH) completed a resource estimate based on drilling to February 2007, which was used for an initial Feasibility Study for the HDB. The positive results of that study were released July 5, 2007.
The metallurgical section of this document is based on early test work reported by Great Basin Gold, and subsequent test work reported by Hecla.

3	RELIANCE ON OTHER EXPERTS

The sections dealing with mineral claims and the claim status was provided by Great Basin, and is based on a title opinion by Richard Harris, Attorney, in May 2006 The author has made no independent attempt to verify the status of the mineral claims, and is not qualified to provide any legal opinions as to their status.

4	PROPERTY DESCRIPTION AND LOCATION

The Hollister Property is located at latitude 41°06' north and longitude 116°31' west, in Townships 37 and 38 North, Range 48 East, Hollister Mining District, Elko County, Nevada. Approximate straight-line distances to nearby landmarks and towns include the Willow Creek Reservoir 5.5 miles (8.8 kilometres) to the north, Elko 50 miles (80 kilometres) to the south-southeast, Battle Mountain 37 miles (59 kilometres) to the southwest, and Midas 15 miles (27 kilometres) to the northwest. A general location map is provided in Figure 4.1.

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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Figure 4.1 General Location Map

The Hollister Property consists of a total of 950 unpatented claims, covering over 69 square kilometres, located on federal land administered by the Bureau of Land Management (Figure 3.2). It is situated on Nevada’s 50-mile (80 kilometres) long Carlin Trend gold belt.

Figure 4.2 Location of the HDB Project Area and surrounding claims

Appendix 1 provides a list of active claims and a claims map. All claims are current and paid up.

4.1.1	Newmont Agreement

Pursuant to the terms of a purchase agreement (the “Hollister Purchase Agreement”) dated August 13, 1997, among Newmont Exploration Limited, a Denver based international mining company (“Newmont”), Touchstone Resources Company (“Touchstone”), a Nevada company owned by Cornucopia Resources Ltd. (“Cornucopia” but now called Stockscape.com Technologies Inc.) and Great Basin Gold’s subsidiary, Great Basin Gold Inc. (“GBGI”), GBGI acquired Newmont’s 75% interest in the Hollister property. On July, 31, 1998, GBGI assigned its right, title and interest in the Hollister Purchase Agreement to Rodeo Creek Gold Inc. (“Rodeo Creek”), its wholly-owned subsidiary. A total of 504 claims are listed in the Hollister Purchase Agreement. Of these, 380 claims are subject to a 5% net smelter royalty (“NSR”) held by Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation; and 45 claims are subject to conditions under a lease agreement with the Hillcrest/Finley River partnership (described below). All claims are subject to annual maintenance payments to the Bureau of Land Management (BLM) and Elko County.

The 45-claim Hillcrest/Finley River claim block is under an 80-year lease from the Hillcrest/Finley River partnership. Finley River Company, L.L.C. acquired the interest in that lease previously held by Auric Metals Corporation on October 27, 2000. This partnership retains an underlying NSR of 2% and receives annual lease payments of US$50,000. In each 20-year renewal period the annual lease payments will be increased by US$5,000. Franco-Nevada Mining Corporation and Euro-Nevada Mining Corporation hold an additional net 3% NSR on the Hillcrest/Finley River claims.

Under the Hollister Purchase Agreement, GBGI agreed to share Newmont’s future reclamation costs for past mining at Hollister on the basis of one third of such

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expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Hollister Purchase Agreement, Newmont retains ownership to 62 of the Hollister Property mining claims (the “Reclamation Area”) until reclamation is complete at which time GBGI will have the option but not the obligation to accept conveyance of the Reclamation Area. Newmont’s original estimates for reclamation were in the US$4.5-US$6 million range. Great Basin Gold also purchased, as a condition of Touchstone entering into the Hollister Purchase Agreement, 1,100,000 units (each comprised of one common share and one warrant) in the capital of Cornucopia (the then-parent company of Touchstone), for US$1.00 per unit. The Company sold the shares comprising these units 1998.

4.1.2	Touchstone Agreement

On March 2, 1999, Great Basin Gold entered into an agreement with Cornucopia Resources Corp (now Stockscape.com Technologies Inc.) and Touchstone (then a wholly owned subsidiary of Cornucopia) to acquire all the shares of Touchstone, which held a 25% working interest in the Hollister Property. The acquisition closed on June 30, 1999. The purchase of Touchstone increased Great Basin Gold’s interest in the Hollister Project from 75% to 100%, subject to the royalties and other obligations noted above.

4.1.3	Other Hollister Acquisition Agreements

Pursuant to a lease agreement dated June 8, 1999 among GBGI, Hi-Tech Exploration Ltd. (“Hi-Tech”). Auric Minerals Corporation, James F Fouts and Hillcrest Mining Company, GBGI leased the Robbie claims until December 31, 2014. The lease agreement renews automatically upon the satisfaction of certain conditions. The Robbie claims comprise 107 claims covering an area of 3.1 square miles (8 square kilometres). Great Basin Gold is obligated under terms of the lease to make an annual lease payment of US$4,000, a 2% NSR in favour of Hi-Tech and to maintain the claims in good standing with the BLM and Elko County.

In October 1997, the 109 contiguous claims comprising the Aagaard group were acquired under lease for US$30,000 per annum. In December 1999, that lease was terminated and the Aagaard claims were purchased for US$ 50,000 and 75,000 Great Basin Gold shares. There are no remaining royalties or lease payments on the Aagaard claims. All claims are subject to annual maintenance payments to the BLM and Elko County.

The 139 claims comprising the Ho claim group were acquired by staking in 1998. This claim group extends the Hollister property position to the west and adds continuity to the northwesterly-trending portion of the Hollister deposit-area. There are no royalties on the Ho claims. All claims are subject to annual maintenance payments to the BLM and Elko County.

On July 13, 2001, the Company acquired the Sheep Corral property, consisting of 65 unpatented lode mining claims, under a purchase agreement among Pacific Spar Corp., GBGI and Rodeo Creek. Rodeo Creek made a payment of US$ 50,000 for assignment of the property. The claims adjoin the northwest corner of the Hollister Property. All claims are subject to annual maintenance payments to the BLM and Elko County.

In 2004, the Company acquired the 13 Joe claims through staking, extending the Hollister property position to the west. There are no royalties on the Joe claims.

The 13 claims comprising the RIB claim group were located by Hecla Ventures Corp. (“HVC” and now Hollister Ventures Corp.) on August 6, 2003. On April 12, 2007, the Company completed the acquisition of all of the outstanding shares of HCV.

In all, the Hollister Property now consists of a total of 950 unpatented claims, covering over 69 square kilometres, located on federal land administered by the BLM.

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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4.2	Hollister Development Block

Within the boundaries of the Hollister property is an area called the HDB (see Figure 7.1). The HDB was subject to the earn-in agreement with Hecla to jointly explore and eventually develop the resources within the HDB. The Hecla agreement made Hecla the operator during the term of the joint venture, and they were responsible for funding the project through exploration and engineering up to the delivery of a bankable feasibility study. Upon delivery of a positive feasibility study, and other pre-development requirements, Hecla could earn a 50 percent stake in the resources contained within the HDB. Additional details on the HDB and the Hecla agreement are provided below. On February 20, 2007, Great Basin Gold entered into a Share purchase agreement to buy all the outstanding shares of Hecla Ventures Corp (HVC), the vehicle through which Hecla owned its 50 percent stake. The Company completed the acquisition in April 2007, thereby effectively regaining a 100% working interest in the HDB.

4.3	Hecla-Great Basin Gold Agreements

Within the boundaries of the Hollister property is an area called the Hollister Development Block (“HDB”). The HDB constitutes approximately 5% of the total Hollister Property (see Figure 3.2). The HDB relates to the historical Earn-in agreement with Hecla to jointly explore and eventually develop the resources within the HDB. The Earn-in agreement made Hecla the operator during the term of the joint venture, and they were responsible for funding the project through exploration and engineering up to the delivery of a feasibility study. Upon delivery of a positive feasibility study, and completion of other pre- development requirements, Hecla could earn a 50 percent stake in the resources contained within the HDB. On February 20, 2007, Great Basin Gold entered into a Share purchase agreement to buy all the outstanding shares of Hecla Ventures Corp (“HVC”) now Hollister Venture Corp., the vehicle through which Hecla owned its 50 percent stake. The Company completed the acquisition in April 2007, thereby effectively regaining a 100% working interest in the HDB.

The Hecla-Great Basin Gold agreements span some 5 years of development of the Hollister Mine. A summarized chronology is given below:

June ‘02	Great Basin Gold & Hecla enter into a Letter of Intent to form the Hollister Joint Venture (“HJV”) with respect to developing the Hollister Development Block.

Oct ‘04	Hecla commences physical work on site

Oct ‘05	Gwenivere vein intersected in decline

Feb ‘06	Earn-in agreement modified, Hecla earn-in 100% by March 31, 2007

Feb ‘07

Great Basin Gold enters into share purchase agreement to buy outstanding shares of HJV for US$60 million (US$45 million cash and US$15 million shares)

Great Basin Gold closes share purchase agreement, owns 100% HJV inclusive of working interest in HDB and Hollister Property

HJV renamed Hollister Venture Corporation (HVC)

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

April ‘07	Hecla spent US$ 32 million from 2002 till April 2007. Great Basin Gold has spent a further US$ 21 million to December 2008.

Current Site Status

Views of the Hollister site as it existed in June 2005 and June 2008 are included in Figures 4.3, 4.4. and 4.5. The pre-existing development includes 2 open pits, reclaimed waste rock dumps, a reclaimed leach pad and ancillary roads.

Recent development at Hollister related to exploration and development at the HDB include a decline portal, ore stockpiling facility, a waste rock dump and associated leachate catchment pond, water management ponds for the removal of suspended solids, associated surface infrastructure including a changehouse, offices, workshops, a diesel powerplant, a compressor house, explosives magazines, and surface laydown facilities. All of these facilities are contained within the boundaries of the former USX East open pit.

Figure 4.3: Aerial view of previous and early development infrastructure at Hollister (2005)

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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Figure 4.4: View of Hollister Mine surface infrastructure (June 2008)

Figure 4.5: View looking southwest over Hollister Mine surface infrastructure (June 2008)

4.4	Environmental Liabilities

Under the Hollister Agreements, Great Basin Gold has shared Newmont’s reclamation costs for past mining at Hollister on the basis of one third of such expenditures over US$4.5 million but less than US$6 million (US$500,000 maximum) and 25% of expenditures over US$6 million. Under the Hollister Purchase Agreement, Newmont retains ownership to 62 of the Hollister Property mining claims (called the “Reclamation

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
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Area”) until reclamation is complete at which time Great Basin Gold will have the option but not the obligation to accept conveyance of the Reclamation Area.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, Great Basin Gold has contributed 25% of the excess since that time. In addition, Great Basin Gold continues to carry out reclamation of its exploration sites, and also holds reclamation bonds against default of completion of this work. There is a total of US$126,000 payable to the Nevada Bureau of Land Management comprised as a surety bond for US$100,000 and US$26,000 as a certificate of deposit. Subsequent to repurchasing Hecla’s share Great Basin Gold has taken over the liability for the reclamation of the HDB by way of a reclamation bond of US$1,739,300 and a bedding material source bond of US$7,000.

In lieu of the Newmont not expending rehabilitation moneys since 2005, Great Basin Gold has not incurred expenditure either.

TABLE 4.1 ESTIMATED RECLAMATION COSTS – HOLLISTER PROPERTY

	TOTAL RECLAMATION	GREAT BASIN’S 25% SHARE
YEAR	COSTS (US$)	(US$)
2002	52,305	13,076
2003	44,305	11,076
2004	44,305	11,076
2005	190,305	47,577
2006	0	0
2007	0	0
2008	0	0
TOTAL	US $ 331,220	US $82,805

4.5	PERMIT STATUS

The Hollister property is subject to a number of State permits. The following is a list of the major permits related to the HDB:

State of Nevada – Water Pollution Control Permit NEV2003114 dated April 7, 2004. This permit allows the operation of the rapid infiltration basins for the disposal of water collected in the decline at the HDB.

State of Nevada - Water Pollution Control Permit NEV2003107 effective December 24, 2008 authorizing Rodeo Creek Gold Inc to process, off site up to 275,000 tons of ore per year. The Great Basin Resource Watch (GBRW) has filed an appeal with the Nevada State Environmental Commission (SEC) challenging NDEP’s issuance of the Water Pollution Control Permit. An informational meeting is scheduled with GBRW and NDEP in late February 2009. The meeting will provide GBRW additional information encouraging them to drop the appeal. A hearing with the SEC will be scheduled should if GBRW chooses to continue with the appeal.

State of Nevada – Reclamation Permit # 0227 dated January 18, 2008 which covers reclamation and closure of the east pit area surface facilities and fluid management systems.

State of Nevada – Reclamation Permit # 0190 dated March 15, 2000 – this permit is related to the Great Basin Gold exploration activities at Hollister.

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  State of Nevada – Class I Air Quality Permit issued on September 26, 2003 allowing the use of diesel combustion generators for the generation of electricity. The permit is undergoing a renewal process with NDEP.
  Bureau of Land Management – plan of operations approval and decision dated May 7, 2004 allows Rodeo Creek Gold Inc to conduct underground exploration and the construction of ancillary facilities to support the project. This Plan has been amended several times to accommodate additional operational needs including approvals for an expanded waste rock storage facility, installation of an Alimak Raise, construction of an additional RIB, and the installation of a mine water desilting facility. A second decline is also approved however not yet started.
  Bureau of Land Management -- Two surface exploration notices for the Craig and Hatter license areas are approved allowing limited surface exploration activities.

Under the current Plan of Operations approved by the Bureau of Land Management (“BLM”), the Company is permitted to undertake underground exploration and development inclusive of the taking and removal of bulk samples. An amended Plan of Operations to approve full production was submitted to the BLM in March 2008. After evaluating the Company’s proposal for full-scale production, BLM determined that the environmental analysis required for the Plan of operations amendment is an Environmental Impact Statement (EIS). The initiation of the EIS process in conjunction with the BLM is currently underway.

Prior to the completion of the EIS process and receiving BLM’s approval of the amended Plan of Operations, the underground exploration and development activities at Hollister must be conducted within the limits set out in the current Plan of operations and in the renewed Water Pollution Control Permit that the Nevada Division of Environmental Protection (NDEP) recently issued. The ongoing operations will be conducted in a manner that will fully protect the environment – including the important archaeological resources near the mine – and will not create any additional surface disturbance or other new environmental impacts.

Using the existing infrastructure, the planned 2009 underground bulk sampling program will develop approximately 260,000 tons of rock (both waste and ore) – similar to the volume of rock developed and removed from the underground workings in 2008. It is anticipated that the planned 2009 activities could result in the recovery of approximately 110,000 tons of ore. This ore will be processed off-site in accordance with the NDEP Water Pollution Control Permit to determine the metallurgical characteristics thereof.

In respect to the Esmeralda Property and Mill the purchase agreement with Metallic Ventures Gold Inc provided for the transferring of the current permits to Antler Peak, the wholly owned subsidiary of Great Basin Gold, and the process of transferring the permits is underway. A list of the permits is attached as Appendix 5. Legal ownership of the water rights has been transferred to Antler Peak by way of a deed from Metallic Ventures Gold Inc. and process of transferring the water rights administratively at the Nevada Division of Water Resources is underway. A list of the water rights is attached as Appendix 6.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Primary access to the property is via an 11 mile, all-weather road that was constructed in the early 1990’s for the gold mining operation at Hollister. The road spurs to the south off the Midas-Tuscarora Road, Nevada State Route 18, east of the town of Midas.

The climate is arid, high desert. Temperatures can reach as low as –30 ºF during the winter and summer highs approach 105 ºF. Annual precipitation averages 8 to 10 inches, and occurs as snow in the winter and early spring months, and sporadic rain throughout

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the rest of the year. These favorable climatic conditions support an exploration field season that normally extends from April through the end of November and year-round gold mining operations.

Vegetation consists of the high desert sagebrush and bunch grasses common to the Great Basin. This flora supports both indigenous fauna (i.e., antelope, deer, bighorn sheep, badgers, coyotes, etc.) as well as seasonal cattle grazing.

Extensive mining infrastructure exists in proximity to the Hollister Project. Major mines include Dee (Goldcorp, formerly Glamis) 8 miles, Rossi (Yamana formerly Meridian/Barrick) 8 miles, Goldstrike (Barrick) 13 miles, North Carlin Trend Operations (Newmont) 13 miles, Midas (Newmont, formerly Ken Snyder) 15 miles from the project area. Major power transmission lines occur just off the southeastern corner of the property, with a sub-station 5 miles to the east. Battle Mountain is the nearest full-service community. Elko serves as the support hub for mining operations on the Carlin Trend, and has a well-developed transportation network (air, rail and road), and an extensive contractor service base and labor pool (see Figure 4.1).

The Hollister Property occurs in the Great Basin physiographic province of the western United States. The Great Basin is characterized by Basin and Range topography. Low rolling hills typify the property’s landscape, with elevations ranging from 5,380 to 6,000 ft (asl). Drainage patterns in the immediate area predominantly trend northeast to north- south. The head of Little Antelope Creek bisects the property in a north-south direction and joins Antelope Creek approximately 3.5 miles south of the property. Though most of the region’s streams are seasonal, water flows in Antelope Creek and Willow Creek for most of the year.

6	HISTORY

The Hollister District is an of widespread mid-Miocene hot springs deposits with associated mercury and disseminated gold mineralization that were discovered in the early 1900’s. For 8,000 years prior to this, the district was an important source of opalite which Native Americans quarried for tools and weapons. Mining commenced in 1915 and as many as 150 flasks were produced by 1917. Mining was inactive until 1929 through 1943 when more than 2,000 additional flasks were produced in the district, about half coming from the Butte #1 and Butte #2 mines, and the Velvet and Clementine mines, near the former Hollister pit. There has been no mercury production since. Gold mineralization was recognized early on but was not considered to be economic at prevailing prices and technology.

Exploration for mercury and other metals resumed in the early 1960’s. Auric Metals drilled 100 rotary holes for mercury around the Velvet Mine in the late 1960’s. During the 1970’s, Apco Oil drilled a porphyry molybdenum play, Noranda drilled a uranium target, and Homestake intensively explored the district for McLaughlin-type (hot springs model) gold deposits. In the 1980’s, Placer drilled several holes for mercury, silver and gold and Bear Creek (Kennecott) drilled a number of holes for gold. None of these programs encountered sufficient mineralization to warrant developing a mine.

United States Steel Corporation undertook comprehensive exploration of the district between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling, and outlined a resource of 11,000,000 tons grading 0.048 opt gold. In 1987, Cornucopia Resources purchased the property via its Touchstone Resources subsidiary and formed a 50/50 joint venture with Galactic Resources to mine the deposit as the Hollister Mine, an open pit/heap-leach operation. By 1990, the Touchstone–Galactic joint venture produced a feasibility study based on 879 drill holes (328,000 ft of diamond and rotary drilling) which defined a mainly oxide reserve of 18,500,000 tons grading 0.035 opt gold, within a broader mixed sulphide-oxide

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resource of 84,000,000 tons grading 0.034 opt(2,800,000 contained ounces of gold). The original plan was to mine the above reserve via four separate pits at an overall strip ratio of 3.4/1 with a projected gold recovery of 77%. The Hollister open pit mine went into production in 1990 and mining continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado. Total production was 115,696 ounces of gold contained in 3,271,954 tons (residual leaching of the heap was completed in 1996).

In 1992 Newmont entered the district via a 75/25 joint venture with Cornucopia, after buying Galactic’s interest in the property. Their land position was enlarged and more drilling was undertaken, including pursuit of high grade vein intersections made earlier by the Touchstone joint venture. By this time there were around 900 drill holes (mainly rotary) in the property, most of them in Tertiary units above the unconformity with the Ordovician Vanini Formation (also known as Vinini Formation) which is the main host for the vein mineralization. Newmont opted out of the project in 1995, and in 1997 its interests were acquired by Consolidated North Coast Industries Ltd. which subsequently merged with Pacific Sentinel Gold Corp. to form Great Basin Gold Ltd. Great Basin Gold acquired Touchstone’s 25% in 1999, and currently holds 100% of the project subject to net smelter royalties described elsewhere.

7	GEOLOGICAL SETTING

7.1	Introduction

The geological section of this report is based upon the following technical reports and in house information:

Report on the Exploration Results, Plans and Potential of the Hollister Gold Property, Carlin Trend, Nevada, USA by Robert L. Akright, August 16, 2000

Summary Report for the Hollister Project, Elko County, Nevada, USA, by Ross Glanville & Associates Ltd. and RH Banner Ltd., April 2002

Data provided to Great Basin Gold Limited by Hecla Mining Company during the period September 2004 to April 2007

Data generated by Great Basin Gold since May 2007 from continued subsurface exploration (diamond drilling) in the Hollister Mine area and environs.

7.2	Regional Geology

The Hollister Property is located at the intersection of the Carlin Trend and the Northern Nevada Rift (Figure 7.1). The Carlin Trend is a northwest-trending 60-mile long metallogenic corridor. Mines on the Carlin Trend have produced in excess of 70 million ounces of gold and have currently delineated reserves and resources totaling in excess of 100 million ounces. Carlin Trend type mineralization is Eocene in age. The Northern Nevada Rift is a north-northwest trending feature made up of bimodal volcanic rocks that host Miocene aged bonanza epithermal gold deposits such as Ken Snyder, Mule Canyon, Buckskin National and Hollister. The Paleozoic stratigraphy and Eocene magmatic pulse that is critical to the development of Carlin-type deposits to the southwest are in evidence at Hollister as are the Miocene mineralizing events (Figure 7.2).

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Figure 7.1 Hollister Property Location

The Hollister stratigraphic section includes Ordovician sedimentary rocks, intruded by mid-Eocene plutons and unconformably overlain by a veneer of Miocene volcanic and volcano-sedimentary rocks (Figure 7.3) . Devonian sedimentary rocks have been intersected at depth below the Ordovician sediments under the Roberts Mountain Thrust.

Epithermal gold mineralization at Hollister and the Ken Snyder Mine occurred in the early Miocene and appear associated with the North Nevada Rift where it over prints the Carlin Trend. Both are low-sulfidation epithermal systems characterized by banded quartz veins with electrum and silver selenides (Goldstrand and Schmidt, 2000). Gold grades are comparable at the two deposits at just over one ounce per ton gold and ten ounces per ton silver.

Some of the primary geological elements of the sediment-hosted gold deposits of the Carlin Trend are present at Hollister, including Eocene intrusive rocks and lower plate carbonate rocks.

The Hatter stock (a granodioritic intrusive) at Hollister has been dated at 39 Ma and is similar to 39 Ma biotite-feldspar porphyry dikes occurring in the Goldstrike area, (Reidell, et al 1994). The main pulse of gold mineralization on the Carlin Trend is dated at about 38 Ma and commonly thought to be associated with late Eocene magmatism.

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Figure 7.2. Regional geology of the Hollister area.

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Figure 7.3. Schematic Epithermal and Carlin Style Targets, looking north

7.3	Property Geology

7.3.1	Stratigraphy

The Miocene stratigraphic section at Hollister consists of four principal components:

	i.	Felsic volcanic flows, domes and lesser pyroclastic rocks;

	ii.	Volcaniclastic/epiclastic sedimentary rocks, including re-worked tuffaceous material;

	iii.	Basaltic-andesite flows;

	iv.	A lower felsic to intermediate tuffaceous sequence.

The Paleozoic stratigraphic section underlying the Tertiary rocks at Hollister is dominated by the Ordovician Vinini Formation (sometimes mapped as Valmy Formation) which is part of the western siliceous eugeosynclinal assemblage and the “upper plate” of the Robert’s Mountains Thrust. The formation is characterized by coarsening upward megasequences of orthoquartzites, muddy quartzites, sandy argillites and bedded to laminated argillites. Minor calcareous siltstone and sandstone are present in some of the fine-grained facies of the Vinini Formation.

The deepest drilling at Hollister encountered “lower plate” carbonate rocks of the Devonian Rodeo Creek Formation at depths of about 2,630 ft in the Hollister area.

Primary lithologies have been strongly affected by fluids generated by the Miocene aged Hollister hydrothermal hot spring system. A series of resistant chalcedonic ledges cover several square miles on the property. Chalcedonic replacement and opaline sinter bodies occupy at least three stratigraphic positions and are most likely replacement bodies with lessor sinter deposits having formed at or near the surface at the base of the vadose zone.

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The distribution of these rocks is in large part a function of the distribution of permissive host stratigraphy and the position of the paleo-water table. Silica bodies in the Hollister area can be grouped as follows:

	i.	Massive, sucrosic chalcedonic silica: light cream to off-white siliceous ledges showing little internal textures or evidence of a protolith.

	ii.	Lamellar banded chalcedonic/opaline silica bodies:

	iii.	Vuggy open space breccias, chalcedonic silica lined with minor clay cavities: may represent the locus of a primary hydrothermal explosion breccia.

	iv.	Silicified conglomerates: A sequence of rocks with multiple clast types and pervasive matrix silicification directly onlaps the Vinini formation in the eastern map area.

	v.	Chalcedonic bodies with residual quartz eyes: silicified quartz porphyritic tuffaceous rocks occur across the eastern map area.

Purple meta-cinnabar is often associated with these chalcedonic replacement deposits as subhorizontal stratabound replacements or subvertical fracture infillings which frequently exceed 100 ppm Hg (Reidel et al., 1994).

7.3.2	Intrusive Rocks

The Hatter Stock is a subcropping intrusive body located in the extreme east central portions of the property. The stock has been K/Ar dated at approximately 39 Ma. Two phases of the stock are observed in drill core. Unaltered intrusive phases are:

i.

Quartz-feldspar-biotite porphyry forms the bulk of the Hatter stock and is granodiorite in composition. Quartz, biotite and plagioclase are the principal identifiable phenocryst phases. Hornblende is present, but subordinate. The ground mass is typically pale grey to pink and may contain significant primary potassium feldspar.

ii.

Melano phase quartz-feldspar-biotite porphyry: Variations in the percentage of biotite and hornblende introduce a color shift to darker green-black intrusive phases. Contacts between melano and more leucocratic phases are often gradational.

Melano phases are most commonly present near stock margins.

The Hatter stock at Hollister is similar to 39 Ma biotite-feldspar porphyry dikes occurring in the Goldstrike area. The main pulse of gold mineralization on the Carlin Trend is dated at about 38 Ma and commonly thought to be associated with late Eocene magmatism.

7.3.3	Structural Geology

Structure is an important ore control at the Hollister Property and typically occurs as high- angle faults with east-west, north-northwest and northeast trends. The intersection of these faults may be an especially critical control for gold mineralization. Not all fault structures penetrate to the surface.

The Miocene and younger volcanic rocks at Hollister have no demonstrable penetrative fabrics. An east-west trending subvertical, mineralized fracture systems is exposed in the West Hollister pit. At this locale, higher grade gold mineralization traces this brittle structural zone. The Clementine Vein system appears to occupy a similar structural zone. No significant offset is identified with these east-west trending subvertical fracture systems.

Northeast and northwest trending fault sets show no map scale off-setting relationships and may have formed contemporaneously. Wallace (1991) and Bartlett et al (1991) based on regional scale data and detailed observations from the Hollister pits, suggest that northeast trending faults may be younger. The maximum offset along northeast trending faults is approximately 150 to 200 ft, northwest side down. These faults may also

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have left lateral movement. Limited evidence suggests that northwest trending faults have minor northeast side down movement.

On average the Tertiary stratigraphic section at Hollister has a 5 – 8 degree east dip. Regional considerations suggest that regional tilt may be associated with the formation of both northwest and north-northeast trending fault structures. Changes in dip angle have been used on the property scale to infer the location of Eocene and younger, brittle faults.

Ordovician rocks, either outcrop directly or underlie the Tertiary section. The Tertiary – Ordovician unconformity is exposed in the bottom of the east Hollister pit and outcrops along the extreme eastern and northeastern areas of the property. The Ordovician section has been metamorphosed to sub-greenschist, prehnite-pumpellyite facies. Only the most incompetent and clay rich sediments develop a weak bedding parallel foliation surface. Most of the lithologies lack a significant penetrative fabric.

Intraformational folds are developed where incompetent argillite beds are intercalated between competent quartzite units. Northwest trending, southwest verging, overturned folds are traceable in the outcropping Ordovician rocks in the extreme east central portions of the property. Cross sectional data suggests that these folds are also intraformational.

Deep drill holes beneath and south of the Hollister pits have intersected rocks with interpreted Devonian conodant ages at 2,630 ft sub-surface (Riedell et al., 1994). If the conodant age interpretation is correct, stratigraphic inversion (older rocks over younger rocks) is required. This inversion is interpreted to occur across the Roberts Mountain Thrust which would be located at a depth of approximately 2630 ft below the base of the Hollister pits.

A north to north-northeast trending Ordovician topographic high, the “Hollister arch”, traverses the central Hollister area. Changes in the dip of Ordovician beds suggest that this high may represent the axis of a pre-Eocene dome or an anticlinal axis.

8	DEPOSIT TYPES

Hollister represents a low-sulfidation, epithermal gold system consisting of two distinct zones of alteration and precious metal mineralization influenced by Tertiary and Ordovician host stratigraphy. Bulk-tonnage, low-grade, disseminated gold mineralization is developed in Miocene volcaniclastic and lava flow rocks, while high-grade, banded vein systems are developed in underlying competent Ordovician quartzite and argillite.

The near-surface Hollister deposit is a large low-grade gold system in Miocene volcanic rocks. This previously exploited deposit is thought to have been formed by leakage from a deeper, Vinini Formation hosted, high-grade gold feeder system. Epithermal bonanza gold mineralization at Hollister and the Ken Snyder Mine occurred in the early Miocene at about 15.23 +/- 0.05 Ma, based on 40/39 Ar adularia ages (Leavitt et al., 2000). Both are low-sulfidation epithermal systems characterized by banded quartz veins with electrum and silver selenides (Goldstrand and Schmidt, 2000). Vein textures and gangue mineralogy at both locations are very similar. Gold grades are also comparable at just over one ounce per ton gold and ten ounces per ton silver.

Vein orientations, however, differ between the two deposits. At Ken Snyder, the strike of the vein systems is primarily north to north-northwest whereas those defined so far at Hollister trend west to west-northwest. Hollister and Ken Snyder lie on the southern and northern margins, respectively, of the east-west oriented Midas trough, a major extensional structural element, and where the trough crosscuts the Carlin Trend.

Mercury was also historically mined at the Clementine, Velvet and Butte mines in the Hollister area with total production over 1,000 flasks (Bartlett et al., 1991). Mercury

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occurs in cinnabar and meta-cinnabar within chalcedonic rocks of the silica cap. These mercury deposits are indicative of areas of paleohydrologic upwelling (Hedenquist, 2000).

9	MINERALIZATION

9.1	Introduction

Gold mineralization in the Tertiary is widely disseminated and generally of low grade. Sporadic zones of higher grade mineralization (0.1-0.9 opt) do occur in the Tertiary but do not always directly indicate proximity to underlying veins. Tertiary grade thickness in the Hollister area, gives only general indications of underlying vein locations which may have significant intervals of greater than 0.25 opt gold.

Silver to gold ratios tend to be much lower in the Tertiary (~1:1) than in the Ordovician hosted mineralization (~8:1).

9.2	Tertiary Hosted Gold Mineralization

The nature and controls on disseminated gold mineralization within the Tertiary section are well illustrated by the rock exposures, structures and alteration forms exhibited in the West and East Hollister pits.

Within both the West and East Hollister pits strong structural controls are identified with the highest grade mineralized zones. Blast-hole data clearly demonstrates a strong east west trend to the highest grade mineralized zones in the West Hollister Pit. This mineralized trend closely tracks the position of a series of high level subvertical east-west trending fracture zones with limited offsets. No discrete veins are associated with these fractures. Structurally controlled veins are identified in the West Hollister Pit. The core of the West Hollister pit is located directly over a black discordant quartz vein system. In this area, gold grades exceed 0.1 opt over vertical distances of 60 ft.

A similar relationship between grade and structure is noted in the East Hollister Pit. An east-west trending, south dipping, reverse fault is mapped in this pit. The movement sense on this structure is clearly demonstrated by the “older over younger” contact relationships noted between Ordovician quartzites and altered tuffaceous sedimentary rocks in the lowest bench in the northeast corner of the East Hollister pit.

Lithologic controls on gold mineralization have been outlined by Deng (1992). Lithologic controls on gold mineralization in the Tertiary section is partly coincident with the contact between massive basaltic-andesite flows and the underlying well stratified, clay altered and pyritized bedded tuffaceous rocks. Gold is also concentrated below the intense zone of montmorillonite-illite clay alteration exposed near the base of the pits. The host lithology for mineralization below the clay layer is likely to be a sequence of quartz porphyritc flows/tuffs which form the lowest Tertiary stratigraphic member in this sequence.

Gold in Tertiary rocks at Hollister is associated with pyrite and marcasite (goethite and limonite where oxidized) and trace amounts of chalcopyrite, cinnabar, stibnite, realgar, tetrahedrite-tennantite and sphalerite (Schurer and Fuchs, 1989). Gold is not encapsulated in silica (Bartlett et al. 1991).

9.3	Ordovician Hosted Gold Mineralization

Numerous mineralized intervals above 0.25 opt Au have been intersected in Ordovician hosted veins. Plan view spatial relationships, for the three principal vein systems are shown on Figure 9.1. The level plan demonstrates several key relationships, including:

	i.	Both the Clementine and Gwenivere vein systems are formed from paired veins, separated by a few ft to a few 10’s of ft.

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ii.	The structural corridor which hosts the Clementine and Gwenivere veins has a drilled strike length of approximately 3,800 ft.

iii.
There is a tendency for right stepping relations to be developed within this vein system. Right stepping segments link vein orientations which often strike approximately 100 degrees with those which strike at 120 to 130 degrees.

iv.	The right stepping relationships of these veins would be compatible with vein formation in a dextral-extensional regime.

The vertical extent of the vein systems has not been defined by drilling. Gold intercepts greater than 0.25 opt have been encountered as shallow as 125 ft vertically below surface to over 1,000 ft vertically below surface. Coherent vein systems are interpreted to begin at the Tertiary/Ordovician unconformity, which lies 250 to 500 ft below surface. However, brittle open space veining in silicified Miocene tuffs and in rhyolites has been observed above the Ordovician hosted veins.

Figure 9.1 Spatial Location of Hollister Vein Systems (North up)

9.3.1	Vein Morphology

The principal structural and morphological features of these mineralized intervals based on descriptions of the principal vein types and forms are summarized below:

	i.	External wall rock vein contacts are generally tight and lack any significant fabric development.

ii.

Internal deformation of quartz crystals within veins is non-existent. Vein fiber tips are non-rotated. In very small quartz illite microfractures, an external weak shear fabric is noted. Recrystallization features, plumose quartz after chalcedony, and bladed quartz after calcite are common.

	iii.	Three principal vein – mineralized forms are recognized with increasing depth in the system (i) anastomosing quartz-illite-gold hairline micro-fractures (clay

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assemblages), (ii) banded adularia-quartz veins and (iii) vein breccias. All vein types may form in any host rock.

iv.

Elevation controls may be influencing the formation of the individual vein types. At highest elevation datum’s, and often closest to the Tertiary-Ordovician contact, anastomosing diffuse hairline fractures are often formed. At mid-elevation datum’s, in any host rock, banded and bladed adularia silicate veins are common. Some of the strongest vein breccia forms are noted at relatively deep elevation levels. Vein breccias are extremely angular forming “jig-saw” fit patterns. The style of breccias is reminiscent of strong fluid overpressures forming under non-hydrostatic conditions.

v.

Many of the veins have a strongly episodic textural style. Banded and colliform veins often cut earlier formed breccias suggesting that the veins are forming immediately after the development of overpressured breccias.

9.3.2	Vein Mineralogy

Most of the high grade vein intercepts are characterized by banded textures produced by alternating silica and clay minerals, by alternating gray and black bands related to varying sulfide or selenide content, by varying silica grain sizes and textures, or by various combinations of the above. Visible electrum, where present, is concentrated in specific bands. Major banded veins also commonly include silicified fault gouge and breccia, suspended wall rock inclusions and medial zones of bladed quartz after calcite.

The gangue mineralogy of the veins consists largely of quartz and clay. Among opaque minerals within the veins, pyrite is ubiquitous and marcasite is common but often inverted to pyrite. Neither of these sulfides exceeds 5%. Ore minerals include electrum and a broad suite of silver selenides and sulfides, predominantly naumannite.

The mineralogical and textural characteristics of these veins suggest that these veins are best characterized as John et al’s, (1999) Type 2, low sulphidation veins. In north central Nevada, these veins are hosted by bimodal basalt – rhyolite sequences and form between 14.5 and 16.0 Ma.

9.3.3	Wall-Rock Alteration

Wall rock alteration near the veins has yet to be studied beyond empirical observations. In the upper 200-300 ft of the Vinini formation pervasive argillization, silicification and bleaching are widespread. The alteration thickens and intensifies proximal to the Clementine/Gwenivere vein systems. Argillites are more prone to be argillized and quartzites more prone to be silicified, but in the vicinity of the vein systems both can be intensely silicified. Conversely, distal to the vein systems argillization is predominant, even in quartzites, if clay-rich matrix material is present.

Farther below the unconformity, alteration becomes highly fracture controlled or is absent. Wall rock alteration adjacent to veins is typified by quartz and/or clay stockworks, which generally carry significant gold concentrations if the associated vein is auriferous. Pervasive alteration of wallrocks at these depths is weak. Weak alteration selvages at depth reflect the relatively low pressures and temperatures combined with the brittle, impermeable wall rocks and relatively neutral ascending fluids that produce low-sulfidation epithermal veins.

9.3.4	Hatter Stock Target - Eocene Intrusive Hosted Gold Mineralization

A zone of rock alteration and gold intersections occurs proximal to the Hatter Stock. The stock subcrops over a very small area (400 x 500 ft), in the extreme east-central portions of the property. It has been K/Ar dated at approximately 39 Ma. Its airborne magnetic signature is much larger and forms an elongate northwest trending ellipsoidal form exceeding 1 mile along the long axis.

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The Hatter stock is positioned along strike to the east of the main east-west trending structural corridor which hosts the Clementine and Gwenivere epithermal vein systems.

The Hatter stock is a compositionally weakly zoned and altered granodiorite intrusion. Rock alteration is defined by the distribution of sericite-chlorite-pyrite-calcite. Peripheral to the stock, a 300 – 500 foot wide hornfelsed alteration halo is identified.

10	EXPLORATION

10.1	Great Basin Gold

Geophysical, geochemical and geological surveys have been carried out over a large part of the property to aid in targeting exploration drill holes.

The most prominent surface feature on the Hollister property is the “blanket-like” silica replacement bodies that occur in two stratigraphic positions. Close examination of these features reveals that they have sinters with associated mercury mineralization as well as replacement bodies that are locally up to 200 ft thick. Gold values in these high-level epithermal features are uniformly low to absent. Gold mineralization in Tertiary volcanic rocks below the “silica cap” coincides, in part, with the epithermal veins in the basement. Some of the best mineralization in Tertiary rocks, however, is “rootless”.

Gold distribution in the Tertiary at Hollister is widespread resulting in complex grade thickness patterns. The Clementine/Gwenivere vein system produces a strong Tertiary- hosted “gold plume” that is generally consistent with the orientation of the vein system. The coincidence of the Clementine vein with the north edge of the plume is striking.

Gold distribution in the Ordovician is much more restricted than in the Tertiary. Deeper vein exploration success was enhanced by orientating vein intercepts in core frames to bedding in historic holes in Vinini rocks in areas where it could be demonstrated that fault and fold complications were not present. Step outs were planned using these orientations and the Clementine and Gwenivere vein sets were successfully delineated by the subsequent drill program.

10.2 Hollister Development Block update

The Hollister Development Block (“HDB”) has been the target of extensive exploration by Great Basin Gold and by Hecla Mining Company, now Hecla Limited (“Hecla”), through an earn-in agreement dated August 2, 2002 and more recently again by Great Basin Gold after the repurchase in April 2007 of Hecla’s earn in right.

From a technical viewpoint, since 2002, Hecla conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and feasibility work.

After receiving the requisite permits in mid 2004, the underground exploration and development program began at the HDB under the management of Hecla. Site facilities were established and development of the decline to access the gold-silver vein systems began in October 2004 for the purpose of obtaining bulk samples and to conduct underground exploration drilling in order to increase the confidence level of the mineral resources.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Figure 10.1 Original Planned Underground Development

During the fourth quarter of 2005 the decline intersected the Gwenivere vein approximately 2,720 ft from the portal (Fig. 10.2). The Gwenivere vein is one of 24 high grade gold-silver vein systems delineated to date on the HDB.

TABLE 10.1 ASSAY RESULTS FROM GWENIVERE VEIN INTERSECTED IN THE DECLINE

	TRUE WIDTH	GOLD	SILVER
	(FT)	(OZ/T)	(OZ/T)
West Rib
Breccia	2.0	0.53	9.8
Quartz vein & breccia	3.3	7.47	50.0
Breccia	2.9	0.16	16.8
Entire length	8.2	3.17	28.3
East Rib
Breccia	3.7	0.09	1.5
Banded quartz vein	8.9	0.77	9.94
Breccia	2.6	0.12	10.0

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

	TRUE WIDTH	GOLD	SILVER
	(FT)	(OZ/T)	(OZ/T)
Entire length	15.2	0.49	7.9

Figure 10.2 Decline and Drilling Assay Results

During 2008 a total of 17,204 ft of underground development has been completed of which 6,099 ft has been “on-reef”, exposing the veins. Total development to December 31, 2008 is 22,132 ft, of which 6,697 ft has been on veins. Since the previous mineral resource update (April 2007) Great Basin Gold has completed another 42,144 ft of underground drilling and has continued with ongoing drifting on the veins.

The underground infrastructure established to 31 December, 2008 is shown in Figure 10.3. An 18 foot raise has also been developed in the West Gwenivere. A ‘split-shot’ mining technique was implemented for several rounds in the month of December, where the veins are particularly narrow. In the technique, the entire face is drilled, the waste is shot and mucked out, and the ore material slashed off and then mucked out.

42
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Figure 10.3: 2008 Underground development

Additional drifting on the Gwenivere vein and both the South and Central Clementine veins has continued in order to generate representative bulk samples for metallurgical and mill testing (Fig. 10.4) .

2008 Bulk Sampling

Clementine Vein System
NORTH
Gwenivere Veins System
500 ft

2008 Development

Waste Development	Ore exploration drifts	Waste Tons	Ore Tons
11,057 ft	6,054 ft	196,241	50,161

Figure 10.4: Plan View of current Underground Development at HDB showing locations of bulk sampling / trial stoping on the Gwenivere and Clementine Veins.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Figure 10.5: Planned Underground Development 2009

11	DRILLING

11.1	Great Basin Gold (1997 – 2001)

Of the 216 holes (217,500 ft) of drilling completed by Great Basin, a total of 104,000 ft was drilled as reverse circulation pre-collars through the Tertiary volcanic cover, and the remainder was HQ core diamond drilling, largely in the Ordovician Vanini Formation. A number of phases of drilling were conducted as part of this program. In 1997, a number of vertical and angle holes were drilled to follow-up a high-grade hit in a core hole drilled by Newmont exploration in 1994. These 1997 holes succeeded in intersecting banded vein material with naumannite and electrum typical of a low sulphidation vein system. A number of angle holes drilled later in 1997 and in 1998 failed to give a definitive orientation to the veins. Drilling was suspended while new geological models were developed from re-logging historic drillholes. Utilizing revised information drilling recommenced in August of 1999 and continued through to August 2001.

Drilling utilized multiple holes with varying azimuths and inclinations from relatively few drill sites to minimize the impact on the Tosiwihi Quarries archaeological site. An orientation for the veins intersected in 1997 and 1998 was determined using bedding as a reference fabric. Off-set holes were drilled using this new orientation and the position of the Tertiary-Ordovician unconformity as determined from historic holes. Holes were laid out to intersect the projected vein structure approximately 100 ft below the unconformity to allow for uncertainty in strike and dip. Another tier of holes was laid out to test the same structure 100 – 150 ft below the shallower holes to provide a definitive answer to the apparent dip of the veins in the section through the drillholes. This gave rise to the pattern seen in long section where a band of intercepts was achieved within 200 ft of the unconformity. Utilizing these criteria, holes were drilled at the shallowest angle possible to intersect the veins.

Reverse circulation precollars were drilled through the Tertiary to reduce overall drilling costs and increase the average penetration rate, and to avoid problems with “squeezing ground” where the pervasive argillically altered tuffaceous rocks made it very difficult to keep the hole open. The downside to the RC precollars was drooping or steepening of the hole as the drilling proceeded. This had a significant impact in longer precollars or where a vein had a strike or dip that was different than anticipated. The problem was minimized through constant experimentation with different types of downhole tools and stabilizers in the early parts of this drilling phase. Precollars were cased and then gyro-

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

surveyed to ensure that hole deviation had not eliminated the chance of the core hole hitting its target.

The last hole completed by Great Basin Gold in 2001, IH-214, was designed to test for the presence of Devonian carbonates (Popovich and Roberts Mountain Formations) beneath the Roberts Mountain Thrust in the Hollister area. A drill site adjacent to the Hollister pit was selected, based on the following criteria:

a)	Information from a number of historic holes indicated that drilling conditions at this location should be good to at least 4,000 ft;

b)

Age dates for the strata based on Conodonts (small disjunct fossil elements assigned to the Order Conodontophorida) from historic drilling and detailed correlations from relogging of the historic holes indicated that this location was on the limb of an anticline whose closure was cut off by the Roberts Mountain Thrust to the north of the Hollister pits. This would help reduce the length of the hole;

c)

In the Hollister pit area, there are historical holes in which the stratigraphy that had been assigned dates of formation based on the presence of Conodonts, that would help to identify the stratigraphy as the hole proceeded.

A precollar was drilled and cased to 1,400 ft (well into the Ordovician) where it was determined that the casing would seal the hole and eliminate any drilling fluid circulation issues. When the precollar was surveyed it was found that deviation was minimal and no binding or torqueing would occur with the core drilling. The core drilling proceeded to 5,500 ft using HQ equipment and a 20-foot core barrel. To ensure the hole was not lost, this depth was determined to be the HQ limit as the weight of the string combined with a slight flexure in the precollar was causing the rods to part in the casing at about the 1,100 foot level. The equipment was changed to NQ with a 20-foot core barrel and the hole completed to total depth of 6,940 ft without further problems.

This deep hole proved that the platform carbonates of the Roberts Mountain Formation extend west under the Hollister deposit. Samples from the base of the Rodeo Creek Formation immediately above the Roberts Mountain Formation (the location of many of the Carlin Trend deposits) are anomalous in Au, Ag, As and Sb, although the intersection is not of economic grade. The presence of mineralization in favourable stratigraphy indicates that many of the criteria contributing to the formation of a “Carlin-type” deposit could be present beneath the Hollister-Hatter area.

11.2	Hecla Mining Company (2001 – April 2007)

Hecla awarded the contract for the underground drill program to Connors Diamond Drilling. Mobilization on the property took place in February of 2006 and drilling commenced on February 26, 2006.

The largely infill program consisted of 55,000 ft of underground diamond drilling. The drillholes were short, less than 700 ft in length, and closely-spaced (average spacing of the main chutes in the Gwenivere vein is 100-200 ft; and in South and Central Clementine is 100 ft). The objective of the drilling program was to upgrade the inferred resource previously identified by Great Basin Gold for the three vein systems and convert it to a reserve.

Drilling from February 26, 2006 to April 30, 2007 totalled 129 drillholes.

11.3	Recent Drilling (May 2007 – December 2008)

The Gwenivere and Clementine are composite, sheeted vein systems. Drilling on both the Clementine veins and the Gwenivere veins has intercepted more veins than originally anticipated and correlation between historical drilling and the more recent drilling during 2008 has assisted in better defining the newly interpreted continuous veins (Fig. 11.1).

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

On the north side of the lateral development, two new veins have been defined over the entire strike length of the known Clementine veins. On the south side of the lateral, the Gwenivere South veins have proven to be more continuous than originally interpreted. In addition, two new continuous veins were confirmed by in-fill drilling.

In the western portion of the Clementine vein system, vein development is not very robust. The top 100 to 200 ft of the vein is hosted in predominantly siliceous quartzite; here quartz veins are not well developed and grades are accordingly lower than expected. However, this is not a global phenomenon as other areas hosted in quartzite have well developed veins with high grade intercepts (for example, on the Clementine South Vein, hosted by quartzite, on sections 2900N to 3100N, holes HDB-54, 55 and 79 intersected values of greater than 1 oz/ton).

A high grade chute was defined in the Clementine vein system; the chute is 100 to 300 ft wide, trends easterly and has a 30º plunge within the plane of the vein.

LOOKING WEST
S
N
HOLLISTER MINE
3000 Line
Scale 1:5000
Date: 16 Jan 2009
1:5000ft
0 50 100 150 200 250 300 350
Top of Unconformity
Gwenivere Vein system
Clementine Vein system
5600 Elev
5500 Elev
5400 Elev
5300 Elev
5200 Elev
5100 Elev
5000 Elev
4900 Elev
4800 Elev
4700 Elev
AUOPT
[ABSENT]
[0,0.25]
[0.25,0.5]
[0.5,0.75]
[0.75,1]
[1,1.5]
[1.5,2.5]
[2.5,99]

Figure 11.1: Representative cross section (3000 N) of the Hollister vein system with surface and fan drilling traces

Since April 2007 when Great Basin Gold took over 100% ownership of the HVC a further 42,144 ft of underground and 51,032 ft of surface exploration diamond drilling has been completed. The underground drilling is an important phase of evaluation, enabling more detailed delineation of vein mineralization. There are now 24 recognised discrete veins constituting the Gwenivere and Clementine systems. The mineral resource estimate documented in this report includes drilling up to borehole numbers HDB 186.

46
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Figure 11.2: Locality of 2008 underground diamond drilling.

Updated results (period August 2007 – December 2008) received from the underground drilling expressed as intersections of vein mineralization are shown in Appendix 4.

Figure 11.2 shows the distribution of 2008 underground drilling. This phase of drilling has furthered the understanding of the Hollister vein system. The geological continuity of the Clementine vein system has now been extended to nearly 2800 ft (900 m) from the previously drill strike length of x ft. The Gwenivere system appears to coalesce with the Clementine system at around 3000 West and with a noticeable thickening of the vein package. Both systems are open at depth and to the East and West.

TABLE 11.1: Summary 2008 Drilling Statistics

Vein System	Boreholes No	Intersections No	Av true width	Av Au grade
						Av Ag grade
			ft	oz/ton	g/t	oz/ton	g/t
Clementine	25	64	1.9	1.165	36.23	5.54	191
Gwenivere	33	99	2.6	1.060	32.95	6.97	241

Exploration drilling in 2009 will focus on the East and West extensions and cross cuts to the North are planned to provide systematic drill platforms which will enable testing the system at depth. Notably the base of the Hollister system (ie the boiling zone which controls the deposition of “Bonanza” gold grades) has not been detected yet.

Surface drilling totaling 32,652 ft has also continued during this period, and has been focused on targets outside the HDB, in particular the Hatter Graben area. Location of borehole collars drilled from surface during 2007 and 2008 are shown below.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Figure 11.3: Location of surface borehole collars 2007-2008

11.4: Hollister exploration targets

48
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Holder Development Block
Butte Fault
Velvet Target
East Clementine Fault
Little Antelope Creek Fault
CLEMENTINE VEIN SYSTEM
GWENIVERE VEIN SYSTEM
DECLINE
HATTER VEIN PROJECTION
H8-270
H7-266
H7-249
H7-247
H7-279
H7-231
H7-233
H8-276
H8-277
H8-268
H8-272
H8-275
N
W
E
S
0
500
1,000
meters
Pre-collered Hole
Completed Hole

Figure 11.5: Hatter Graben target area

The Hatter Graben target comprises an east-west trending vein swarm hosted by Ordovician metasediments. Twelve surface boreholes have been completed, with intersections ranging up to 7.8 oz/ton Au. (Figure 11.6) .

Hatter Graben Vein
(Looking West)
SOUTH
NORTH
1758'
1.8'
0.302 Au opt
1766.2'
2.4'
0.615 Au opt
1800'
2.3'
0.650 Au opt
1809.3'
2.5'
1.400 Au opt
2123.5'
1.48'
1.770 Au opt
2075'
5'
0.251 Au opt
2323'
4'
0.121 Au opt
2474'
3.3'
0.246 Au opt
2480'
1.1'
0.141 Au opt
HB-269 100' offset west
HB-278 140' offset east
HB-281
100 METERS

Figure 11.6: Hatter Graben cross section looking west

49
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

The Velvet Target Area is approximately 1,000 feet (305 meters) north of the Clementine Vein System. Significant drill intercepts have been encountered in both the Tertiary volcanic rock sequence and the underlying Ordovician age rocks.

As part of the 2008 drilling program Hole H8-266 was targeted at mineralization related to the East Clementine Fault and the adjacent historic drilling with anomalous gold intercepts. The hole was completed to 1,204 feet (366.9 m).

Notable geologic features and assays included:

Hole H8-270 targeted historic anomalous gold intercepts adjacent to the East Clementine Fault. The hole was completed to 1136 feet (346.3 m).

Notable geologic features and assays included:

Depth ft	Feature	Au oz/ton

559.7	3.9’ of silicified quartzite	0.103
	(Ordovician) with quartz stockwork

588.0	1’ of argillite (Ordovician) with	0.106
	quartz and clay fracture fill

Hole H8-270 targeted historic anomalous gold intercepts adjacent to the East Clementine Fault. The hole was completed to 1136 feet (346.3 m). Notable geologic features and assays included:

Depth ft	Feature	Au oz/ton

401.0	Strongly oxidized rhyolite	25 ft @ 0.443
(Tertiary)

Study of the Velvet Target Area is on-going to determine structural relationships and local controls to mineralization.

12	SAMPLING METHOD AND APPROACH

The information in Sections 12 and 14 was provided by Great Basin Gold and is largely based on a combination of the protocols and practices during their exploration of the Hollister Property prior to the agreement with Hecla, updated to cover current practices.

The Great Basin Gold drilling prior to Hecla includes 1998, 1999, 2000 and 2001 drill holes from IH-002 through IH-216 in the “IH” series. Information on prior Hollister drill holes, not drilled by Great Basin Gold, was compiled from sources believed to be reliable; however, the sampling and analytical methods are generally not known. Current diamond core sampling methodology largely follows the same method and approach.

Primary exploration targets in the Ordovician Vanini Formation have been sampled by HQ (2.5 inch / 6.35 cm diameter) core drilling; on rare occasions this was reduced to NQ (1.875 inch/ 4.76 cm) core. The boxed core samples originally were transported to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Great Basin Gold personnel. The average recovery for all Great Basin Gold core was 91.7%. Within the mineralized intervals, (> 0.20 Au equivalent), the average core recovery was

50
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

essentially the same at 91.3%. Since April 2007 a new core processing facility has been erected at Winnemucca. All core is now processed, logged, sampled and stored at Winnemucca.

For Hollister RC drill cuttings, 99.3% of sample intervals were 5 ft (1.52 m) in length. Drill core was generally sampled over geologically defined intervals, the average width of which was 4.8 ft. Actual sample widths varied; 7.8% were less than 2.5 ft (0.76 m), 15.3% were 2.5 to 4 ft (1.22 m), 70.9% were 4 to 7.5 ft (2.29 m) and 6.0% were greater than 7.5 ft in length.

During the early Great Basin Gold and Hecla phases of drilling core intervals were sampled by mechanical splitting (96.97% of samples), or less commonly by sawing the core (2.87%) and rarely by whole core sampling (0.16%). Special handling of some of the assay samples at Hollister is usually required, due to the presence of visible gold and/or naumanite mineralisation in friable core. In some cases analysis utilized whole core. The average length-wise half-split sample provided 12 pounds (5.4 kg) of material, which was transported to the ALS Chemex sample preparation laboratory at 2056 Last Chance Road in Elko, Nevada. The remaining half core was returned to the boxes and stored at Battle Mountain, or else more recently at Winnemucca.

Any RC drilling assessing exploration targets occurring in the overlying Tertiary rocks involved sampling all cuttings/chips from the 6-inch (15.2 cm) diameter RC pre-collar drill holes, which were passed through a cyclone. From this, 8 to 10 pound (3.6 to 4.5 kg) sub-samples were collected for every 5 ft (1.5 m) of hole drilled, wherever recovery was sufficient to provide a representative sample. The samples were picked up at the drill rig and transported by laboratory personnel to the ALS Chemex sample preparation facility in Elko.

13	SAMPLE PREPARATION, ANALYSES AND SECURITY

The authors reviewed the historical and current sample preparation, analyses and security procedures carried out by Great Basin Gold. A brief description of the Hecla 2006-2007 procedures is also provided in Appendix 2.

13.1	Great Basin Gold

The flow charts in Figures 13.1 and 13.2 illustrate the sampling and analytical protocols for reverse circulation (RC) and core drilling. These flow charts are applicable to current practices, although all analyses are now conducted at ALS Chemex, Sparks, and Reno.

Sample preparation work completed at ALS Chemex in Elko and more recently at Reno includes: drying, weight determination, crushing and pulverization of regular mainstream samples and blanks, insertion of Great Basin Gold standard reference samples, crushing and splitting out of duplicate (core) samples for analysis at a second laboratory.

Initially pulverized assay samples were shipped by truck from Elko to the ALS Chemex laboratory at Unit 7, 994 Glendale Avenue, Sparks, Nevada. Regular samples were forwarded by air express to ALS Chemex main laboratory at 212 Brooks bank Avenue in North Vancouver, British Columbia, Canada for assay analysis. In some instances, in addition to the regular assays in North Vancouver, another set of duplicate priority samples are assayed at the ALS Chemex Labs Sparks facility. Currently all samples are trucked to ALS Chemex, Reno where all sample preparation and assaying is undertaken.

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Hollister Project
Reverse Circulation Drilling Flow Chart

5 ft
6 Inch Diameter RC Chips
1999-2001 RC Pre-Collars IH018 onwards
Cyclone
± 90 lbs Cyclone Reject
Sample Mixed by Hand
Chip Trays Shipped to GBG Battle Mountain Office for Logging
Samples Prepared at Drill Site
± 30 lbs Subsample Reject
± 40 lbs Chips e.g. IH013020
GBG < 0.1 lbs Chip Tray
± 120 lbs Site Reject
Discharged at Drill Site
Driller Selected "Scoop" Sample Dried, Weighed Crushed to 70% - 10 Mesh (or finer)
Samples Picked up by ALS Chemex Truck & Delivered to ALS Chemex Lab Elko, Nevada
Rejects Stored at ALS Chemex Elko in Year Drilled.
9 lbs Coarse Reject
8 - 10 lbs Regular Sample e.g. IH013020
Riffle Split
Samples Prepared at ALS Chemex Elko, Nevada
Selected Rejects > 1 Year Old Stored at Battle Mountain, Nevada
Pulverized to 95% -150 Mesh (or finer)
Pulp Reject
500 g Regular Split e.g. IH013020
Riffle Split
Pulps Stored at ALS Chemex Elko in Year Drilled
All Pulps > 1Year Old Retained Stored at Battle Mountain, Nevada
Pulp Samples Shipped by ALS Chemex Truck to ALS Chemex Sparks, Nevada then by Air to N. Vancouver BC
Pulp Reject
Regular Au Assay ALS Chemex N. Vancouver BC
Au 30 g Fire Assay AA Finish 34 Element ICP on Au results > 2 ppm
Stored at ALS Chemex N. Vancouver & HDI Warehouse

Figure 13.1 Reverse Circulation Drilling, Sampling and Analytical Flow Chart

52
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Vancouver BC, Canada
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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

GREAT BASIN GOLD Inc
Hollister Project
1999- 2001 Drill Core Flow Chart

± 5 ft
HQ Core Sample
(Some Reduced to NQ)
Cored Portions
of Drill Holes from
IH013 onwards
Samples Transported
from Site by GBG Truck
to Battle Mountain Office
Photographs Archived
on CD
Core Photography
Logged, Photographed
& Sampled at GBG
Battle Mountain Office
Core Sawn or Split
½ Core
Remainder
½ Core
Original Split
e.g. 671010
½ Core Samples
Shipped by GBG
or ALS Chemex Truck
to ALS Chemex Lab
Elko, Nevada
Stored in Core Boxes
at GBG Warehouse
Battle Mountain, Nevada
Coarse Blank
e.g. 211543
Insert After Sample
with Visible Gold
Coarse Sample
± 5 kg
e.g. 671010
Sample
Dried, Weighed
& Crushed to
70% -10 Mesh
(or better)
Duplicates
Trucked to
American Assay Lab
Sparks, Nevada
1 in 20 Samples
Selected Rejects > 1
Year Old Stored at
Battle Mountain, Nevada
7.5 kg
Crushed
Reject
Rejects Stored at
ALS Chemex Elko
in Year Drilled.
± 500 g
Regular
Coarse Split
e.g. 671010
Riffle Split
± 500 g
Duplicate
Coarse Split
e.g. 671010
Regular
& Priority
Samples
Prepared at
ALS Chemex Lab
Elko, Nevada
Duplicates
Pulverized
American
Assay Lab
Sparks, Nevada
All Pulps > 1Year Old
Retained Stored at Battle
Mountain, Nevada
Pulps Stored at
ALS Chemex Elko
in Year Drilled
Pulverized to
95% -150 Mesh
(or better)
250 - 375 g
Pulp
Reject
± 375 g
Priority
Pulp
e.g. 671010
± 125 g
Regular
Pulp
e.g. 671010
Riffle
Split
± 500 g
Duplicate
Pulp
e.g. 671010
Selected Priority
Samples
Regular &
Priority Samples
by Truck to
Sparks Nevada
Regular Samples
Shipped by Air to
N. Vancouver BC
Standard
Reference Sample
<1 in 20
Priority Samples
1 in 20 Regular
Samples
1 in 13 Duplicate
Samples
Property Standard
Priority Duplicate
Au Ag Analysis
ALS Chemex
Sparks
Nevada
Regular
Au Ag ICP
Analysis
ALS Chemex
N. Vancouver
BC
Duplicate
Au Ag Analysis
American Assay
Lab, Sparks
Nevada
Au 30 g Fire Assay
AA or Grav. Finish
Ag by AA or Grav.
ALS Chemex N. Van.
Also does ICP

Figure 13.2 Hollister Project Core Drilling, Sampling and Analytical Flow Chart (1999-2001)

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Great Basin Gold Ltd
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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Hollister Project
Metallic Assay Flow Chart
(Example for Selected Samples

2 - 5.5 ft
Whole HQ Core Samples
25 Selected Samples in IH002 and IH003
Samples Transported from Site by GBG Truck to Reno Office
Core Photography
Photos Archived in GBG Files
Logged Photographed Sample Selection by GBG Personnel Reno, Nevada
Sampled by Chemex Personnel at GBG Office
Entire Sample Dried, Weighed & Crushed to >60% -10 Mesh
Transported by Chemex Truck to Chemex Lab Sparks, Nevada
4 kg Crushed Reject
Whole Core Sample + 5 kg e.g. IH004134 634.5
After Every Sample
Stored at GBG Warehouse Battle Mountain Nevada
Riffle Split
1000 g Mainstream Split e.g. IH004134 634.5
600 g Silica Sand Blank Coarse
Samples Prepared at Chemex Lab Sparks, Nevada
Pulverize to >90% -150 Mesh
After every Sample
Riffle Split
1000 g Mainstream Pulp e.g. IH004134 634.5
600 g Silica Sand Blank Pulp
150 mesh Screen
1/7 of samples (Not Screened)
Standard Reference Material
Weigh -150 Mesh Fraction
Weigh & Assay Entire +150 Mesh Fraction
Samples Assayed Chemex Lab Sparks, Nevada Pulp Shipped by Air to Chemex Lab Vancouver, BC for Multi-Element Analysis
900 g Screened Pulp Reject
-150 Mesh Assay "A"
-150 Mesh Assay "B"
-150 Mesh Assay "C"
+150 Mesh Assay
Silica Sand Blank Assay
Au/Ag 30 g Fire Assay Gravimetric Finish Multiple Technique AA for Sb, As, Se, Hg & 32 Element ICP
Stored at GBG Warehouse Battle Mountain Nevada
Average A, B & C
Weighted Average Result

Figure 13.3 Metallic Screen Assay Flow Chart for Whole Core Samples

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

13.1.1	Quality Control/Quality Assurance (QAQC)

The additional analyses required for the ongoing QAQC program exceeds 10% of the overall analytical results for drill core. This program is separate from the internal procedures used at the analytical laboratories themselves. Five main samples types are recognized in this program:

	MS	-	Regular or mainstream samples which are submitted for preparation and analysis at the primary lab.

	ST	-
Mineralized standard or reference sample pulps, of known precious metal concentration, which were prepared from coarse drill rejects from earlier Hollister drilling. Standards were submitted for analysis at the primary lab as consecutively numbered pulps within each batch of mainstream pulps.

	DP	-	Duplicate samples, of which there are three basic sub-types:

a)
Lab-Lab – A second split taken from coarse sub-sample with the same sample number for pulverization and analysis at a second lab. (Note that the sample marked DP is also a regular sample at the primary lab).

b)
Selected – A second split taken, usually based on grade, after the initial are analytical results received. These samples may or may not be re-numbered, and may be assayed at the primary, secondary, or other lab. The regular sample is usually not marked "DP" in this case.

c)
In Line - A second split is taken from the in the field or from the coarse sub- sample and given the next consecutive sample number, for pulverization and analysis with the MS samples at the primary lab immediately following the duplicated sample.

SD	-	Duplicates of standard reference samples submitted for analysis with lab-lab duplicates at a second lab in (a) above.

BL	-
Coarse blank sample, (basically a standard with no appreciable grade), which is submitted to immediately follow a visibly high grade sample through crushing, pulverization and analysis at the primary lab. This designation was not pre- marked on the sample tags.

At Hollister, the core samples are logged and identified in the field with consecutively numbered sample tags, on which the QAQC designations are pre-marked, (with the above noted exception of blanks). For secondary target RC samples, pre-marked sample tags are not used and QAQC designations, other than selected duplicates, are generally not applied.

The frequency of QAQC samples designated by pre-numbered sample tags is as follows:

MS	-	about 90% of total number of results.

ST	-	about 1 in 20, or 4.9% of total.

DP	-	about 1 in 20, or 4.9% of total (lab-lab type a above).

SD	-	about 1 in 13 of DP samples, or 0.3% of the total

BL	-	varies, usually inserted to follow visible high-grade samples, about 0.3% of total.

Numerous additional QAQC results, such as selected duplicates, are also available.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

13.1.2	Analysis

Five analytical laboratories have been used by Great Basin Gold and Hecla over the project life (1998 through 2001):

	1.	ALS Chemex, North Vancouver, BC – The “primary lab” did all regular mainstream Au and Ag from IH-008 (mid 1998 to 2001), and all 1998-2001 ICP, 1999-2001 metallic’s Au and Ag

	2.	ALS Chemex, Reno (Sparks) Nevada – All 1998 Au, Ag and metallic’s Au and Ag prior to IH-008, and "Priority" (rapid turn-around Au and Ag) in 1999-2000. All mainstream analyses since April 2007.

3.

American Assay Lab, Reno (Sparks) Nevada – The “second lab”, did most duplicate assays 1998-2001. Also did standard reference sample homogenization, splitting and round robin analysis in 1998. Certain round-robin checks since April 2007.

	4.	Bondar-Clegg (formerly ITS Bondar-Clegg, Reno (Sparks) Nevada and North Vancouver, BC - standard preparation 1998, and some duplicates 1998.

	5.	Assayers Canada (formerly Min-En), Vancouver, BC - some duplicates 1998.

From drillhole IH-008 to HDB 149, all regular stream gold, silver and multi-element analytical work was performed by the ALS Chemex laboratory (formerly Chemex Labs Ltd.) in North Vancouver, BC.

From drillhole HDB 150 onwards all regular stream gold, silver and any multi-element analytical work was performed by the ALS Chemex laboratory in Reno, Nevada.

13.1.3	Gold Analysis

All regular core, RC and duplicate samples are assayed for gold by 30 g lead collection fire assay (FA) fusions with an atomic absorption spectroscopy (AAS) finish; most results are reported in ppb. Gold analyses greater than 10,000 ppb are re-analyzed by 1 assay ton FA fusion, with a gravimetric (Grav) finish; most results are reported in grams/tonne.

13.1.4	Silver Analysis

Core samples are also assayed for silver by nitric-hydrochloric acid digestion and AAS finish with results reported in grams/tonne. Silver assays > 350 g/tonne are re-analyzed by ½ assay ton FA fusion with a Grav finish.

13.1.5	Multi-Element Analysis

The multi-element Aqua Regia digestion Inductively-Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) analysis work was performed at the ALS Chemex North Vancouver and more recently Reno laboratories. Up to HDB 186 all core samples and any RC samples with gold values > 2000 ppb are analyzed for 35 elements by ICP-AES.

The ICP report includes a silver result in ppm, and this value is used in the drillhole database, if no other silver analysis was available (i.e. most RC samples). If the RC sample returned an ICP-AES silver result of > 100 g/tonne, it was re-analyzed for silver by nitric-hydrochloric acid digestion AAS finish. If this subsequent AAS result returned a > 350 g/tonne value, then a FA-Grav finish silver assay is performed.

13.1.6	AAS Analysis for Arsenic, Antimony, Mercury and Selenium

Forty-one samples from drillholes IH-002 through IH-004 were analyzed for arsenic, antimony, selenium and mercury by AAS in addition to ICP The following analytical methods were used: As (ppm) by HNO3 -Aqua Regia digestion, hydride AAS, Sb and Se

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

(ppm) by HCl-KClO3 digestion, organic extraction AAS, and Hg (ppb) by HNO3 -HCl digestion flameless AAS.

13.1.7	Conversion Factors

In the case of gold and silver, all analytical over-limit values are determined by re- analysis where-ever possible. For analytical results reported as a non-numerical value, the following protocol is used in the drillhole database. If an over-limit value for is reported for any element, (e.g. “>10,000 ppm”), and it is not re-analyzed, then the value in the database is expressed as “10,000 ppm”. Lower detection limit values are expressed as half the numerical value given; for example “< 5 ppm” becomes “2.5 ppm”. “NotRcd” and other non-numerical results are reported as blanks. There are no negative or “0” values in the drillhole database.

The gold and silver information in the Great Basin Gold drillhole database is presented in grams per metric tonne (g/tonne) and troy ounces per short ton of 2000 pounds avoirdupois (oz/Ton). Some of this information has been converted from results reported in parts per billion (ppb), parts per million (ppm) and oz/Ton. The following conversion factors are used:

1 oz/Ton = 34.2857 g/tonne

1 g/tonne = 1 ppm

1 g/tonne = 1000 ppb

13.1.8	Metallics Analysis

The total precious metal content of drill samples determined by metallic screen assay calculations compare favourably with the results of the regular analytical method on matching samples in most cases. Based on these comparisons, the precious metal component in the prepared samples is generally well accounted for by the regular assays.

Since 1998, high grade samples (>0.25 oz/t) have been selected for precious metallic screen assays to determine the total precious metal content. This involved splitting and pulverizing a 1 kg sub-sample of the coarse reject and screening the entire pulp through a 150 mesh screen, (0.106 by 0.106 mm square openings). The material passing 150 mesh was assayed, and the entire fraction which remained on the 150 mesh screen, (the “plus” fraction), was weighed and run FA-Grav. Based on the weights and proportions of precious metal in these two results, the total metallic content (TMC) was determined. The analysis gives an indication of the presence of relatively coarse precious metal grains, an abundance of which can cause homogeneity problems and affect the reproducibility of the precious metal assays due to the “nugget effect”.

13.1.9	Duplicate Analysis

The early Great Basin Gold duplicate samples taken in Elko were pulverized and assayed for gold at American Assay Laboratories, at 1500 Glendale Avenue in Sparks, Nevada using the same method as ALS Chemex. Currently all duplicate assays are undertaken at ALS Chemex, Reno.

13.1.10	Pulp and Reject Storage

All sample pulps and rejects are retained at the respective analytical laboratories in the year they are drilled. In the year following all pulps are returned to Great Basin Gold and retained indefinitely. The primary pulps (preparation pulps) up to April 2007 are stored at a Great Basin Gold warehouse in Battle Mountain, Nevada, and thereafter at Winnemucca. Secondary (analytical pulps) stored at a warehouse in the Vancouver area are currently being moved to Winnemucca.

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Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Selected RC and drill core crushed high grade rejects are stored at a Great Basin Gold warehouse in Battle Mountain, Nevada.

Currently all sample pulps and rejects over a year old are returned to Winnemucca.

13.1.11	Database

Initially the project database was managed within an MS Access database GcdbIH.mdb, where there were three major tables, and numerous minor tables, which deal with the sampling and analytical results. The main tables are:

	1.	Sample - Sample logs as entered in the field including From-To, sample number, including analytical quality control data.

	2.	Results - Analytical results as reported by the ALS Chemex lab, including text characters such as "<", "NotRcd" etc., and quality control results.

	3.	DrillholeA_ASSAYS - Combined sample and results data in Gemcom format with results reported in numerical format. This table was used to export information to third parties.

During 2007 these data have been moved and entered into a SQL Fusion database that is able to underpin 3-D modelling software packages such as Vulcan and Datamine.

13.1.12	Data Validation and Verification

Data validation, verification and error correction was ongoing as drilling progressed. Validation tests included checks on: overlapping intervals, sampling interval gaps, standard, duplicate and blank results, etc. The verification phase included: manual checking of drillhole database table print-outs against the original logs and assay certificates.

13.2	Great Basin Gold QAQC (1998 to 2001)

A reasonable level of confidence can be attributed to the accuracy and reliability of the gold and silver results provided by independent analytical laboratories on the Hollister drill program of Great Basin Gold from 1998 to 2001.

The results of the Hollister drilling program of Great Basin Gold have been reviewed to assess the quality and performance of the sample preparation and analytical work performed.

Five key areas were examined in this study:

1. Sample Preparation –sample screen tests, analysis of preparation blanks

2. Contamination – analysis of blanks

3. Accuracy – analysis of project reference samples (standards)

4. Precision – analysis of inter-lab duplicates

5. Reproducibility – comparison of metallic screen assays and regular assays

The extent to which the sample preparation specifications have been met in the program is documented by the screen test results on crushed and pulverized sample fractions. The analysis of preparation blanks gives an indication that precious metal contamination appears to be negligible, and that cross-contamination, due to carry-over from high grade samples is generally less than 1%. Consistency in the performance of the standards provides further validation of the regular laboratory gold and silver results for the drill core samples. Comparison of duplicate splits taken from the same sample, highlights the level of relative precision in the results. The favourable reproducibility of the metallic assays

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1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

lends further credence to the appropriateness of analytical method and the quality of the results.

Overall the results in each of the five areas of study are good, lending a reasonable level of confidence to the veracity of the analytical results.

13.3	Sample Storage and Security

Core samples were transported from the drill to a locked, indoor company warehouse in Battle Mountain, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Company personnel. After sampling, the remaining half core is returned to the boxes and stored at Battle Mountain.

All sample pulps and rejects are retained at the respective analytical laboratories in the year they are drilled. In the year following all pulps are returned to the Company and retained indefinitely. The primary pulps (preparation pulps) are stored at a warehouse in Battle Mountain.

Selected RC and drill core crushed rejects are stored at a warehouse in Battle Mountain. Most of the higher grade rejects from the 1998 program, all of the year 1999 rejects, and approximately 10% of rejects for the year 2000 drilling are retained. The year 2000 retained rejects include: all samples with an assay grade >= 0.05 oz/ton Au equivalent, and the two adjoining samples on either side, and all samples from drill holes IH-072, IH- 076, IH-087, IH-103, IH-132 and IH-136. All other rejects were discarded.

13.4	Hecla Mining Company (2002 to April 2007)

Samples collected from the HDB Project were stored in Hecla’s secured facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein sample preparation consisted of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub-sample using a rotary splitter, and then pulverizing the 1000 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulveriser. Gold and silver determinations were by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. All metal determinations are by gravimetric finish.

Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse reject blanks (barren rhyolite) and the assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

13.5	Great Basin Gold (April 2007 –December 2008)

The Great Basin Gold drilling since April 2007 includes drill holes from HDB 176 onwards to HDB 254. Primary exploration targets in the Ordovician Vanini Formation were sampled by HQ (2.5 inch / 6.35 cm diameter) core drilling; on rare occasions this was reduced to NQ (1.875 inch/ 4.76 cm) core. The boxed core samples are transported to a Great Basin Gold modern core handling facility purpose built in Winnemucca, Nevada for geotechnical logging, geological logging, sample selection, quality control designation and sampling by Great Basin Gold personnel. The average recovery for all Great Basin Gold core is around 92%, inclusive of the mineralized intervals. Over the period in question, no further RC drilling has been effected except for one precollar borehole for the Hatter Graben. Core intervals are sampled by mechanical splitting. Table 11.1 lists whole core sampled intervals. Special handling of some of the assay samples at Hollister was required. This was generally due to the presence of visible gold and/or naumanite mineralisation in friable core. In these cases analysis utilized whole core. The average length-wise half-split sample provided approximately 12 pounds (5.4 kg) of material,

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

which was transported to the ALS Chemex sample preparation laboratory in Sparks, Nevada. The remaining half core is returned to the boxes and stored at Winnemucca.

13.6	Sample Preparation, Analyses and Security

The author reviewed the sample preparation, analyses and security procedures carried out by Great Basin Gold. Over the reporting period these procedures have remained the same as previously reported. A summary is given in Appendix 2. Up until December 2007 surface diamond drilling samples were analysed at Inspectorate America Corporation and underground diamond drilling and channel sampling at ALS Chemex, both laboratories located in Reno (Sparks) Nevada. Subsequently, all assays have been conducted at ALS Chemex in Reno.

Samples collected from the Hollister Development Block Project are stored in a secure facility until delivered to ALS Chemex Laboratories Reno (Sparks), Nevada.

Sample preparation work involves drying, weight determination, crushing and pulverization of regular mainstream samples and blanks, insertion of Great Basin Gold standard reference samples, crushing and splitting out of duplicate (core) samples for analysis at a second laboratory.

Vein samples are analyzed by standard fire assay procedures and metallic screening on high grade +1 oz/ton Au.

For metallic screen and standard fire assay analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1000 g sub- sample using a Boyd rotary splitter, and then pulverizing the 1000 g sub-sample to 85% passing 200-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations by metallic screen analysis are performed utilizing two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety.

For standard fire assay analysis, a 30 g charge is fire assayed, with metal determinations made by gravimetric finish. Vein samples analyzed by standard fire assay are re- assayed using metallic screen procedures if precious metal content is determined to be elevated (currently a threshold of > 0.25 oz/ton is used).

Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and ALS Chemex’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. QA/QC results are presently, and have been historically, within acceptable limits. ALS Chemex Laboratories in North America are registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QML Quality Registrars.

14 DATA VERIFICATION

Data validation and verification procedures carried out by Great Basin Gold to 2001 were audited by Behre Dolbear in 2001. A summary of the report by Behre Dolbear which discusses these procedures is provided in Appendix 2, in which the author stated that there has been substantial data validation and verification work done, at appropriate industry standards. Since 2001 there have been no independent audits. However, the procedures have been reviewed by Stone, van der Heever and others for technical reports in 2006 and 2007.

For this report, the QP(s) reviewed the data validation, verification and QAQC procedures carried out by Great Basin Gold prior to 2001, Hecla 2002-2007 and Great Basin Gold in 2007-2008. The QP has assessed these protocols in line with the reporting standards of

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1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

the assay laboratories utilized, and is satisfied with the integrity of data entered into the Great Basin Gold database.

The QP has also inspected the quality control procedures on site during November – December 2008 and inspected the ALS Chemex (Reno) laboratory during January 2009. The quality assurance procedures are in line with international standards. The reporting protocols and analysis that are utilized by Great Basin are in the process of being upgraded through the implementation of appropriate QA/QC software. There is currently a backlog in processing the remaining 2008 assays due to the commissioning of these procedures. It can be stated that the QA/QC overall is undertaken in a consistent and transparent manner that is compliant with international best practice.

15	ADJACENT PROPERTIES

The Hollister project is located in the northern part of Nevada’s prolific Carlin Trend which has produced 50 million ounces to date, representing some 90% of the US gold production. Remaining reserves at the 15 active mines in the Carlin Trend are estimated at 90 million ounces.

The nearest producing mine is the Midas (formerly Ken Synder) underground mine 13 miles north of Hollister. Newmont report Proven and Probable reserves of 1.5 million tons at 0.58 opt remaining at Midas as of December 31, 2005. It should be noted that gold mineralization at Midas occurs in the overlying Tertiary volcanics in comparison to Hollister where the gold veining is hosted in the underlying Ordovician argillites and quartzites.

Closer to Hollister, the adjacent properties have contiguous claim blocks to the north and west covering mercury deposits that were worked sporadically until 1942. These claims are underlain by Tertiary volcanic rocks and can be related to the same hydrothermal activity or event that produced the veins and disseminated gold mineralization at Hollister. South west of the Hollister claim block, recent activity at the Silver Cloud mercury mine resulted in a high-grade intercept of an epithermal vein below the existing open pit.

The Baxter property, located to the east of the Hollister property, has been tested for Carlin-type gold mineralization by a number of companies. The most recent of these was Anglo Gold Corporation, which drilled a single deep hole. This hole was abandoned in excess of 5,000 ft without intersecting Devonian “lower plate” carbonate rocks.

The Qualified Persons state that although they bear knowledge of the above properties, they are not able to verify the information and the information is not necessarily indicative of the mineralization of the properties.

16	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Metallurgical Testing

Metallurgical testwork has been conducted during 2000 and 2005 and was reported as part of the Feasibility Study 2007.

16.2	Processing Options

Metallurgical testing has confirmed that both carbon in leach (CIL) and roasting are viable process options for the HDB ore. Direct cyanidation is not preferred due to low metal recoveries. Furthermore, in the order of 50% of the gold is free milling and recoverable by gravitational methods.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

16.3	Mill Option Discussion

Recent negotiations (see below - Sept-Nov 2008) with Newmont have secured a toll treatment facility for the use of the Midas Mill, 15 miles north of Hollister. During Q3. 2008 a total of 11,239 tons at a head grade of 1.5 oz/ton of gold and 12.0 oz/t of silver were milled from which a net of 15,418 gold equivalent ounces were recovered. Recoveries of 88% and 93% were reported for gold and silver, respectively. Q4 2008 toll treatment recoveries are still to be reported.

Subsequent to closer evaluation of the above mentioned options, which included test runs at Jerritt Canyon and Midas, the Company concluded that it would need to continue its investigation to find a suitable milling solution for the Hollister mine. This decision was prompted by the fact that all of the above options were found to be either technically incompatible with the Hollister ore properties, economically unviable for toll treatment, or unavailable for a toll treatment agreement with Great Basin Gold. Though the technical compatibility of the Midas facility was found to be suitable, the terms and conditions of the proposed toll agreement imposed prohibitive costs which rendered this option uneconomical.

In the last quarter of 2008 Great Basin Gold embarked on a new search for a suitable milling solution for the Hollister Mine. During this investigation the following was considered:

	1.	An owner constructed and operated on-site mill; or

	2.	Toll milling at a third party mill facility; or

	3.	Acquisition of suitable permitted mill off the property.

The three categories mentioned above were all evaluated against the following criteria:

1	Permitting status and requirements
2	Compatibility of plant design with specific ore properties of Hollister ore.
3	Cost – in particular transportation of ore, refurbishment and re-commissioning cost, processing cost.
4	Time to reach full operational status.

Permitting constraints and cost considerations soon made it evident that category one above did not present Great Basin Gold with a workable solution, whilst Category 2 was eliminated on the basis of prohibitive costs, This left category 3 as the only viable remaining option and subsequent investigation identified the Esmeralda plant near Hawthorne, Nevada as the most suitable long term milling solution available to Great Basin Gold.

16.4	Esmeralda Plant: Current, Preferred Milling Solution

Subsequent to the exhaustive process described above, Great Basin Gold signed an agreement with Metallic Ventures Gold Inc. (TSX:MVG)(“MVG”) in December of 2008, whereby the Company purchased the Esmeralda processing plant (“Mill”) in Nevada, inclusive of the Esmeralda mine and infrastructure for US$2 million. The Company’s decision to purchase the Esmeralda Mill follows an extensive evaluation process whereby various milling options for its Hollister project were considered. The Esmeralda property is located approximately 290 miles from the Hollister project with 90% of that distance over paved interstate roads. Transport costs from Hollister are estimated at between US$55 and US$58 per ton, based on actual transport costs/ton-miles achieved during 2008 toll treatment phases.

The Esmeralda Mill was last operational for a short period during 2003 and 2004, when it was placed on care and maintenance. The Mill processes ore through a carbon-in-leach (CIL) milling process with tailing deposition into an adjacent impoundment. Other features

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1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

of the mine include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas. MVG holds the required permits, of which the status of all is current, that allow for the operation of the mining, milling and associated crushing activities.

The Mill can currently process up to 350 tons per day. Re-commissioning and reconfiguring of the mill is expected to take till the end of June 2009. Further upgrades to improve the recovery of gold and expand the capacity of the mill will be evaluated and implemented during and beyond this phase. Costs associated with this are estimated to be the following:

Cost item	Cost
Refurbishment and Commissioning	US$ 2 680 000
Plant Modification	US$ 4 696 091
Ancillary Expenses	US$ 345 000

Operating costs of the Mill are estimated not to exceed US$50 per ton, based on previous operating experience and the findings from an extensive desk top study conducting during the due diligence investigation that preceded the acquisition of the Esmeralda plant.

One of the principal conditions to the transaction is the transfer of all permits required to operate the Mill and associated facilities. The agreement with Metallic Ventures Gold Inc. requires that the Company substitutes its own environmental bonding for the Metallic Venture Inc. of US$1,082,728.

JBR Consultants (“JBR”) have completed an initial review of the environmental permits and programs for the Esmeralda Project. JBR found that MVG held all necessary environmental permits for the current level of operation and appears to be in general compliance with the monitoring and reporting requirements for each. Items such as hazardous material storage, solid and hazardous waste management, and State Air Quality Mercury Emissions Program upgrades would be applied for subsequent to commencing active operations. There is currently no hazardous materials storage permit or explosives permit for the project given the current status of the project. The activities described in the USFS Plan of operations 02-00-03 and State reclamation permit 0181 remain authorized with current cost estimates and reclamation and closure bonding in place to satisfy each agency’s regulatory requirements.

The Esmeralda plant previously owned by Metallic Ventures Gold Inc was considered the best option for the treatment of Hollister ore. The main reasons for the selection of Esmeralda are listed below:-

1.	Esmeralda plant is a Carbon-In-Leach (CIL) plant originally designed to treat low grade gold ore from Esmeralda mine.

2.	The design throughput is 350 st/day, which can accommodate the Hollister production profile in the short to medium term.

3.	All permits required to operate a gold processing plant are currently in place and in good standing.

4.	The Esmeralda mill has been mothballed for four years and would have to be refurbished, but this is considered achievable in a short period and at limited cost.

5.
The ore from Hollister has a grade which is higher than what the Esmeralda plant was designed for. The plant must therefore be modified to effectively treat Hollister ore and this can be done with relative ease and no significant design modifications.

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

6.

The CIL circuit can be modified to accept higher gold and silver grades and this will be done in conjunction with the installation of a gravity circuit which will recover approximately 50% of the gold and 40 % of the silver at the front end of the plant.

7.	The refurbishment of current equipment and the modification of the CIL circuit as well as the installation of a standalone gravity circuit have been estimated at US$ 8 million.

The process design criteria have been modified to meet the requirements to treat the high grade Hollister ore. The said design criteria will be passed on to an accredited engineering contractor who will do an engineering design and bills of quantity to establish the final cost of the project. Refurbishment and modification of the plant is expected to take approximately six months and is custom designed to meet the processing requirements of the Hollister ore. See Appendix 7 for preliminary technical assessment and evaluation of the Esmeralda plant.

16.5	Esmeralda Plant Design Summary

First Principles

The project involves the modification and/or additions to the current Esmeralda Plant to treat Hollister ore at a rate of 400 st/day. The main criteria behind the design is based on the following key issues:

Timing is a constraint, the plant should be operational by the end of June.

As little changes to the existing plant are made as possible. This is both from a capital point of view as well as the timing it takes to get the required licences when design changes are made.

Due to the high grade of Hollister ore, major additions are necessary which includes adding an upfront gravity circuit to reduce the grade reporting to the Existing plant.

The existing plant needs to be refurbished to an operational state.

The flow process confirmed by the 2007 Feasibility Study is being used as a basis for the design criteria.

Design Criteria

400 tons per day of Hollister ore

Hollister ore grade average 1.0 oz/ton Gold and 6.0 oz/ton Silver

The crusher circuit capacity should be sufficient assuming that the plant is refurbished and operates on the same basis as before. If required the tonnage can be increased, by increasing the operational time. If a finer crushed product is required for the mills, the same throughput can be achieved again by increasing the operational time. Design – 21 days a month, 7 hours a day.

The milling circuit capacity should be sufficient. If required the tonnage can be increased from the previously achieved tonnages by increasing the ball loads. The mills installed power has spare capacity available.

A thickener will be required to accept cyclone overflow solution for density control to the leach. This is also required to reduce the volume flow to the leach to increase the residence time of the pulp in the leach. (Hollister ore – High grade, silver long leaching time required)

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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

A new gravity circuit is required to reduce the grades to the existing plant. The Gekko gravity circuit and associated equipment, including flotation and concentrate leaching in an In – Line Leach Reactor (ILR) will be installed. The assumption is that the complete circuit will recover 80 % of the gold and 60 % of the silver upfront. Provision will have to be made to house the equipment.

The CIL circuit will have to be refurbished, but it is planned not to make any major modifications to the existing plant. The leach/CIL will have a total of 57 hours retention time and it is assumed that with the removal of most of the metal upfront, this will be sufficient and that the required carbon loadings is achievable.

The carbon handling system will be sufficient accept for the regeneration capacity will increase due to increased carbon movement. The carbon movement can be increased by increasing the number of elutions a month than previously done. It has been assumed that 10 elutions per month are possible taking into account the longer stripping time required to get the eluted metal values down to accepted levels.

The solution section will be replaced to cater for the high grade and silver content, by installing two new electrowinning cells. (This will be defined once the existing equipment specification has been confirmed)

Additional smelting capacity will be required.

A complete new mercury/selenium removal system will have to be installed and detail is required. (Vendor package)

The previously installed cyanide detoxification section is adequate and will have to be re-installed. (Recently established that it was removed)

Piping from the detoxification section to the slimes dams will have to be re- installed.

Additional power will have to be provided for, these values must be estimated more accurately with the increase in installed power.

The capacity and life of the slimes dam must still be established for the 400 ton per day option.

Key Parameters and assumptions for design criteria

11,023 tons per month and full refurbished operational plant.

Crushing on 21 days a month / 7 hours a day.

Milling on 29 days a month / 24 hours a day.

Mill utilization – 90%.

Upfront Gravity / Flotation circuit / ILR – 80 % Gold and 60% Silver recovery.

Current cyanide and caustic storage system can cater for both the CIL and Intensive Leach Reactor (“ILR”) plant.

Thickener rise rate of 0.25 m/hr and U/F density of 50 % solids.

CIL tanks are operational and should stay unchanged.

Total Leach+CIL residence time – 57 hrs, 94 % Gold and 87% Silver overall leaching efficiency.

Carbon inventory in CIL circuit - 20g/l.

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CIL stage efficiency – 60%

Carbon upgrade ratio – 750’’

No. elutions per month – 10.

Elution efficiency – 99%’.

List of alterations

Cyclone U/F box + pipeline x 2 to “Gekko” gravity circuit

Water feed to mill from existing process water tank, diverted to “Gekko” system process water tank

“Gekko” O/F (Floatation tails) to new thickener feed box

“Gekko” ILR tails to Leach feed box

Cyanide tie off line to ILR from current ring main

Caustic tie off line to ILR from current caustic feed line

Instrument air tie in for “Gekko” system from existing mill air supply

Complete new Section 250

Thickener O/F line to current process water tank

Thickener U/F line to current leach feed box/degritting screen feed box

Feed and outlet line from current electro winning cell to tie in with the new electro winning section

16.6	Update

During 2008 a number of bulk samples have been recovered from the Hollister Project’s ongoing trial mining initiative and sold to third party milling facilities for processing, as part of the Company’s metallurgical test work and processing optimization of the Hollister ore.

An interim Ore Purchase Agreement was signed on November 27, 2008 with Newmont Mining Corporation (“Newmont”) whereby Newmont will purchase approximately 15,000 tons of bulk sample extracted from the Hollister Project. The Ore Purchase Agreement further states that Newmont shall be responsible for all costs associated with the transportation and processing of the 15,000 tons with Great Basin Gold being paid a total of US$470/oz per recovered gold ounce.

The final milling results from the November Newmont Midas tests and the Kinross Republic facility have yet to be determined pending treatment.

A summary of the metallurgical recoveries from bulk samples generated from the Hollister Mine development is given below.

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	Au (Head	Ag (Head		Au	Ag
	grade)	grade)	Dry Short	Recovery	Recovery
Mill Locality	Oz pt	Oz pt	Tons	%	%
Newmont Midas (May)	1.15	9.53	4,737	84.7	94.3
Newmont Midas (June)	0.75	9.70	3,906	88.2	92.6
Newmont Midas (September)	1.43	12.07	10,907	88.1	91.1
*Newmont Midas (November)	2.02	16.20	12,075	83.0	N/A
*Kinross Republic (November)	2.34	20.14	4,692

*Actual assays not yet processed.

In addition, at the end of December 2008 Great Basin Gold’s Hollister Mine had approximately 13,179 Au equivalent ounces in various stockpiles.

17	MINERAL RESOURCE ESTIMATES

The mineral resource has been re-estimated in its entirety by GeoLogix Mineral Resource Consultants (Pty) Ltd. for the purposes of this report. Significant drill intercepts on other structures, were included for this study as adequate data became available through the most up to date drilling program. Further exploration drilling of approximately 40,000 ft after the feasibility study, in the period from March 2007 to March 2008 was completed to further infill gaps existing after the previous exploration program. Drilling was also done from suitable positions to explore the deeper parts of the deposit.

17.1	Mineral Resource

General data used to model the veins was limited to surface core holes drilled by Great Basin Gold and underground core holes drilled by Hecla and Great Basin Gold. In addition, channel samples collected from approximately 2085 ft of underground development were also used for the Central Clementine, South Clementine and Gwenevere veins resource estimate. The models were estimated using data received up until April, 2008. Underground definition and exploration drilling continue at the Hollister Mine.

Drill data from programs that preceded Great Basin Gold’s involvement at Hollister, i.e., Newmont, Touchstone, USX, etc., were not used for this resource estimate, as the author was unable to verify the data. Likewise, data from vertical core holes and reverse circulation (RC) drill holes drilled by Great Basin Gold were excluded from the estimate except to aid in establishing the location of the structures. Grade and vein thickness data from vertical core holes is suspect since the veins are near-vertical; grade and vein thickness data from RC holes is also suspect since RC sampling was done on regular five-foot intervals.

The current resource modeling was carried out using a three-dimensional solid geological model for each vein group, and grade estimation for blocks within a vein using capped assay sample composites within the same vein. Four vein groups were identified. From North to South these vein groups are termed, the Central Clementine, South Clementine, Main Gwenivere and South Gwenivere vein groups. Geological solids were created by wireframe models delineating the various vein contacts of each vein group in the drill holes. All geological modeling work was done on the Hollister site by the on-site geologists with Datamine™ software.

The ordinary kriging algorithm was used for grade assignment. Block sizes of 20 X 3 X 20 ft (in X, Y and Z) were used to best fit the vein orientation and data density. A minimum number of 2 and maximum number of 15 sample composites were used to make an estimate for the measured category. The indicated and inferred categories were estimated using a minimum of 1 and a maximum of 15.

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Estimated material was classified into measured, indicated and inferred categories. At a 0.25 oz/ton cut-off measured and indicated resources in excess of 1.5 million ounces were estimated from 1,615,000 tons at a grade of 0.87 opt. A further 680,000 ounces of inferred resource from 1,252,000 tons at a grade of 0.51 opt were reported.

Imperial units were used in this resource estimate; whereas, tons refer to short tons; gold, silver, and gold-equivalent values are reported in ounces per short ton (opt); and vein widths are in ft.

17.1.1	Geological Modeling

The drillhole data was viewed in section for each drill station in the plane of the drill fans and veins were interpreted on grade and vein morphology. The cross sections included the topographic surface, unconformity surface (used to terminate the updip projection of the veins), underground workings, and drillhole traces with geology and gold and silver assay data plotted along the traces. The interpretation of vein groups for the first fan section was then extended laterally to the next drill fan 100 ft adjacent, once again on grade and vein morphology. Each vein was thus interpreted by adjacent cross sections.

Where historical drill holes pass between Hecla drillhole sections, a section was taken along these holes and interpreted in the same fashion, building up a complete 3- dimensional volume of each vein. Drillhole data passing through the vein solid was flagged with a vein number in order to allow for each vein to be studied statistically and to simplify variography, and later block model estimation.

The vein intercepts generally had a minimum gold grade of 0.03 to 0.1 opt and wherever the grade was less than 0.03 opt it was used only to maintain vein continuity. The Hecla drillhole spacing on the veins was generally at 100 ft in the lateral sense with fans drilled from underground development. This spacing is augmented by the initial Great Basin Gold drilling and provides irregular infill data between the systematically drilled fans.

Three dimensional solid models were constructed for each of the 4 vein groups. The vein boundaries were snapped to the actual drillhole intercepts in space. Strike extents of the solid models were generally based on drillhole information and terminate 300 ft past the last drilled fan. Down-dip extents were projected from the drillhole intercepts from the Tertiary/Orodovician unconformity down to the 4,000 foot elevation, about 500 ft of down- dip extent. Although some vein solid down-dip extents were distant from the drillhole intercepts, only blocks whose centroids were within the search radius from an intercept were used to estimate the resource.

17.1.2	Data, Naive Statistics and Grade Capping

The dataset used for modeling and estimating veins includes data from 231 surface core holes drilled by Great Basin Gold, 204 underground core holes drilled by Hecla and Great Basin Gold, and 763 underground vein exposures. A plan map showing the surface and underground drill holes, and the underground workings as well as the four vein groups, is shown in Figure 17.1

Gold and silver assays of the drillhole intercepts used to define the vein solids were used for grade estimation within the vein solids. To facilitate grade estimation and statistical analysis the intercept assays were composited to optimum composite lengths. The composite length was decided upon by analyzing the effect that different composite lengths had on the mean grades of each vein. Naïve statistics for raw Gold and Silver data is tabled below in Table 17.1 and box plots are shown in Figures 17.2 and 17.3

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Figure 17.1: Plan map showing vein groupings, surface and underground drill holes, and underground workings as at June 2007.

TABLE 17.1 RAW DATA NAÏVE STATISTICS FOR AU, AG AND LENGTH

CENTRAL CLEMENTINE RAW
ZONE 2	AUOPT	AGOPT	LENGTH
Number of values	1,026	1,003	1,095
Minimum	-	0.00	0.05
Maximum	90.74	450.30	37.70
Mean	1.83	11.71	2.79
Median	0.06	0.63	2.00
First quartile	0.01	0.05	1.10
Third quartile	0.99	6.45	4.00
Variance	34.8	1,187.9	7.0
Standard deviation	5.90	34.47	2.65
Coefficient of variation	3.23	2.94	0.95
Skew	7.98	6.61	4.52
Kurtosis	87.44	60.49	43.87

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CENTRAL CLEMENTINE RAW
ZONE 2	AUOPT	AGOPT	LENGTH
SOUTH CLEMENTINE RAW
ZONE 3	AUOPT	AGOPT	LENGTH
Number of values	865	800	905
Minimum	0.00	0.00	0.10
Maximum	20.45	168.44	54.00
Mean	0.53	3.77	3.16
Median	0.03	0.23	2.20
First quartile	0.00	0.04	1.00
Third quartile	0.25	1.86	5.00
Variance	2.5	146.1	11.6
Standard deviation	1.58	12.09	3.41
Coefficient of variation	2.99	3.20	1.08
Skew	6.35	6.77	5.68
Kurtosis	54.49	62.68	65.49
MAIN GWENIVERE RAW
ZONE 4	AUOPT	AGOPT	LENGTH
Number of values	1,172	1,145	1,242
Minimum	0.00	0.00	0.01
Maximum	50.39	160.37	45.00
Mean	0.45	5.00	3.32
Median	0.03	0.31	2.60
First quartile	0.00	0.04	1.40
Third quartile	0.31	4.99	4.90
Variance	4.1	154.2	8.9
Standard deviation	2.04	12.42	2.98

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CENTRAL CLEMENTINE RAW
ZONE 2	AUOPT	AGOPT	LENGTH
Coefficient of variation	4.57	2.48	0.90
Skew	16.38	5.84	4.55
Kurtosis	347.58	48.52	44.36
SOUTH GWENIVERE RAW
ZONE 5	AUOPT	AGOPT	LENGTH
Number of values	206	180	228
Minimum	0.00	0.00	0.04
Maximum	4.74	36.46	20.70
Mean	0.27	0.92	4.09
Median	0.01	0.05	4.05
First quartile	0.00	0.02	1.80
Third quartile	0.12	0.34	5.15
Variance	0.50	12.19	8.41
Standard deviation	0.71	3.49	2.90
Coefficient of variation	2.64	3.80	0.71
Skew	3.83	7.08	1.52
Kurtosis	16.25	62.75	4.93

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Figure 17.2 Gold Grade Boxplot – Raw data

Figure 17.3 Silver Grade Boxplot – Raw data

Cutting or capping statistics were performed with the help of decile analysis and coefficient of variation plots (Appendix – 3). It should be noted that these are merely guidelines and that the ultimate capping limit is at the discretion of the participating geostatistician.

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The coefficient of variation plots shows the change in this coefficient with increasing Au and Ag g/t values. A rapid change in this coefficient indicates a rapid change in the standard deviation and/or a change in the mean. This suggests an ideal capping limit for Au grades.

A decile analysis (I.S. Parrish, Min. Eng., Apt ’97) was also conducted to aid in capping the Au and Ag values. Rule of thumb dictates that, if the last decile contains more than 40% of the metal and the last percentile contains more than 10% of the metal capping should be required. Naïve statistics for capped Gold and Silver data is tabled below in table 17.2 and box plots are shown in figures 17.4 and 17.5

TABLE 17.2 NAÏVE STATISTICS OF AU, AG AND LENGTH – CAPPED

CENTRAL CLEMENTINE CAPPED
ZONE 2	AUOPT	AGOPT	LENGTH
Number of values	1,026	1,003	1,095
Minimum	-	0.00	0.05
Maximum	22.90	141.00	37.70
Mean	1.59	10.43	2.79
Median	0.06	0.63	2.00
First quartile	0.01	0.05	1.10
Third quartile	0.99	6.45	4.00
Variance	15.0	609.7	7.0
Standard deviation	3.88	24.69	2.65
Coefficient of variation	2.43	2.37	0.95
Skew	3.62	3.53	4.52
Kurtosis	14.14	13.26	43.87
SOUTH CLEMENTINE CAPPED
ZONE 3	AUOPT	AGOPT	LENGTH
Number of values	865	800	905
Minimum	0.00	0.00	0.10
Maximum	7.91	55.00	54.00
Mean	0.49	3.37	3.16

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Median	0.03	0.23	2.20
First quartile	0.00	0.04	1.00
Third quartile	0.25	1.86	5.00
Variance	1.6	79.2	11.6
Standard deviation	1.25	8.90	3.41
Coefficient of variation	2.57	2.64	1.08
Skew	4.10	4.06	5.68
Kurtosis	18.50	17.66	65.49
MAIN GWENIVERE CAPPED
ZONE 4	AUOPT	AGOPT	LENGTH
Number of values	1,172	1,145	1,242
Minimum	0.00	0.00	0.01
Maximum	9.38	44.00	45.00
Mean	0.38	4.46	3.32
Median	0.03	0.31	2.60
First quartile	0.00	0.04	1.40
Third quartile	0.31	4.99	4.90
Variance	1.0	77.5	8.9
Standard deviation	1.01	8.80	2.98
Coefficient of variation	2.68	1.98	0.90
Skew	5.69	2.92	4.55
Kurtosis	40.39	8.84	44.36
SOUTH GWENIVERE CAPPED
ZONE 5	AUOPT	AGOPT	LENGTH
Number of values	206	180	228
Minimum	0.00	0.00	0.04
Maximum	3.38	9.30	20.70

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Mean	0.26	0.70	4.09
Median	0.01	0.05	4.05
First quartile	0.00	0.02	1.80
Third quartile	0.12	0.34	5.15
Variance	0.42	3.96	8.41
Standard deviation	0.65	1.99	2.90
Coefficient of variation	2.52	2.86	0.71
Skew	3.37	3.67	1.52
Kurtosis	11.40	12.54	4.93

Figure 17.4 Gold Grade Boxplot – Capped data

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Figure 17.5 Silver Grade Boxplot – Capped data

To facilitate grade estimation and statistical analysis the intercept assays were composited to optimum composite lengths. The composite length was decided upon by analyzing the effect that different composite lengths had on the mean grades of each vein. Naïve statistics for capped and composited Gold and Silver data is tabled below in Table 17.3 and box plots are shown in figures 17.6 and 17.7

TABLE 17.3 NAÏVE STATISTICS OF AU, AG AND LENGTH – COMPOSITED AND CAPPED

CENTRAL CLEMENTINE CAPPED & COMPOSITED
ZONE 2	AUOPT	AGOPT	LENGTH
Number of values	941	922	1,031
Minimum	0.00	0.00	0.05
Maximum	22.90	141.00	4.90
Mean	1.03	7.13	2.82
Median	0.04	0.31	3.10
First quartile	0.00	0.03	2.50

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Third quartile	0.74	4.68	3.40
Variance	6.2	314.1	1.0
Standard deviation	2.48	17.72	0.98
Coefficient of variation	2.42	2.48	0.35
Skew	4.34	4.31	-0.92
Kurtosis	24.60	22.71	0.25
SOUTH CLEMENTINE CAPPED & COMPOSITED
ZONE 3	AUOPT	AGOPT	LENGTH
Number of values	945	884	1,029
Minimum	0.00	0.00	0.10
Maximum	7.91	55.00	4.90
Mean	0.36	2.59	2.64
Median	0.01	0.11	3.00
First quartile	0.00	0.03	2.00
Third quartile	0.18	1.28	3.33
Variance	0.9	55.3	1.1
Standard deviation	0.96	7.44	1.06
Coefficient of variation	2.71	2.87	0.40
Skew	4.76	4.63	-0.67
Kurtosis	27.58	24.19	-0.43
MAIN GWENIVERE CAPPED & COMPOSITED
ZONE 4	AUOPT	AGOPT	LENGTH
Number of values	1,188	1,158	1,321
Minimum	0.00	0.00	0.40
Maximum	9.38	44.00	4.90
Mean	0.28	3.26	3.10
Median	0.01	0.11	3.25

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First quartile	0.00	0.03	2.90
Third quartile	0.22	3.06	3.41
Variance	0.6	47.5	0.5
Standard deviation	0.77	6.90	0.71
Coefficient of variation	2.78	2.11	0.23
Skew	6.42	3.13	-1.28
Kurtosis	54.02	11.35	3.23
SOUTH GWENIVERE CAPPED & COMPOSITED
ZONE 5	AUOPT	AGOPT	LENGTH
Number of values	259	229	303
Minimum	0.00	0.00	0.30
Maximum	3.38	9.30	4.60
Mean	0.16	0.43	3.08
Median	0.00	0.04	3.22
First quartile	0.00	0.02	2.87
Third quartile	0.04	0.10	3.40
Variance	0.23	2.32	0.42
Standard deviation	0.48	1.52	0.65
Coefficient of variation	3.03	3.56	0.21
Skew	4.46	5.05	-1.63
Kurtosis	22.04	25.67	4.41

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Figure 17.6 Gold Grade Boxplot – Capped and composited data

Figure 17.7 Silver Grade Boxplot – Capped and composited data

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17.1.3	Variography

Experimental pair-wise relative variograms were first calculated in increments of 22.5° in the rotated plane (in the plane of the veins) and beginning at X=0° (Looking North). After selecting the best direction of continuity, an additional set of variograms were calculated perpendicular to the plane of the veins. All experimental variograms were modeled as triple structured spherical variograms for except for the South Gwenevere vein for which a two structure variogram was selected. (Appendix – 3) The raw drillhole data (uncomposited) was applied to calculate the variograms, as an anomalous nugget was introduced when the composites were used. Ranges were checked between the two methods and remained the same for both instances.

All four of the vein groups displayed stable variograms, and in general the variograms have a short-range first structure carrying a greater part of the continuity. This implies that the samples located within the first structure range will have a greater weighting than samples located beyond the first structure range. Variographic studies revealed relatively long ranges in the plane of the deposit and very poor ranges perpendicular to the plane of the deposit as expected.

The variogram parameters are listed in Table 17.4.

TABLE 17.4 AU AND AG VARIOGRAM MODEL PARAMETERS

	METAL	GOLD				SILVER
	Vein	CC	SC	MG	SG	CC	SC	MG	SG
Angle around axis	Z	8	8	11	11	8	8	11	11
	Y	68	23	-23	-23	68	23	-23	-23
	X	90	90	-90	-90	90	90	-90	-90
	NUGGET	0.41	0.23	0.19	0.14	0.37	0.23	0.19	0.14
Structure 1	Range 1	35	16	51	75	35	16	51	36
	Range 2	40	13	46	75	40	13	46	36
	Range 3	3	9	42	75	3	9	42	36
	C	0.32	0.23	0.17	0.94	0.28	0.23	0.10	0.60
Structure 2	Range 1	75	45	180	290	75	45	180	205
	Range 2	81	35	100	290	81	35	100	205
	Range 3	13	32	60	290	13	32	60	205
	C	0.10	0.17	0.37	0.09	0.27	0.11	0.46	0.39
Structure 3	Range 1	180	325	365	-	180	325	365	-
	Range 2	300	170	190	-	300	170	190	-

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METAL	GOLD				SILVER
Vein	CC	SC	MG	SG	CC	SC	MG	SG
Range 3	40	80	90	-	40	80	90	-
C	0.38	0.49	0.52	-	0.35	0.63	0.60	-

17.1.4	Grade Estimation

A three-dimensional block model was defined for each vein group. Block dimensions were 20 ft along strike, 20 foot vertical and 3 foot perpendicular to strike (X20 x Y3 x Z20). Blocks were considered within the vein solid if their centroid was in the solid, while blocks with their centroid outside the solid were not used. Vein grade estimation used the capped composites and a grade estimation algorithm of ordinary kriging using the variograms that were modeled. The search parameters used for the estimate is tabled below in table 17.5 and correspond to the variogram ranges and directions.

Strike extents of the solid models were generally based on drillhole information and terminate 300 ft past the last drilled fan. Down-dip extents were projected from the drillhole intercepts from the Tertiary/Ordovician unconformity down to the 4,000 foot elevation, about 500 ft of down-dip extent. Although some vein solid down-dip extents were distant from the drillhole intercepts, only blocks whose centroids were within the search radius from an intercept were used to estimate the resource. Search Distances were at half the variogram range for measured resource, at the variogram range for indicated and double the range for inferred resource.

TABLE 17.5 SEARCH AND ESTIMATION PARAMETERS

	SEARCH DISTANCES			SEARCH ANGLES
VEIN	X	Y	Z	Z	Y	X
Central Clementine	90	150	20	8	67.5	90
South Clementine	162.5	85	40	8	22.5	90
Main Gwenevere	182.5	95	45	11	-22.5	-90
South Gwenevere	145	145	25	191	90	-90

The drillhole database was monitored and maintained by a rigorous QA/QC program, which was above the industry standard. Modeling procedures and parameters used by Great Basin Gold are consistent with industry standards.

17.2	Cross Validation

A cross-validation exercise was completed to test the robustness of the estimation parameters. The jack-knifing method was used. This method removes each point in turn from the data file and estimates its value from the remaining data. A table of actual and estimated values is created. A detailed statistical analysis is then carried out comparing the actuals and estimates. One or more of the estimation parameters can then be changed and the process rerun to see whether the new parameters improve the results of the statistical analysis. The method is therefore iterative, requiring several runs to establish the best set of parameters.

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The cross validation study showed satisfactory results, with good correlations and insignificant conditional bias.

17.3	Classification

The resource was classified into measured, indicated and inferred resource categories. The criteria used to define the different categories were based on variogram ranges and number of samples. Blocks estimated that were below half of the variogram range and estimated with more than 2 samples were classified as measured. Estimates made with a minimum of one sample and up to the range of the variogram were included in the indicated category while blocks estimated by 1 or more samples and twice the range of the variogram were classified as inferred.

TABLE 17.6 CLASSIFIED MINERAL RESOURCE ESTIMATE

RESOURCE CATEGORY	Cut- Off oz/ton	Tons (‘000)	Tonnes (‘000)	Grade Au oz/ton	Grade Au g/t	Oz (‘000) Au	Grade Ag oz/ton	Grade Ag g/t	Oz (‘000) Ag	Oz (‘000) Au Eqvt
	0.25	1 121	1 017	0.91	31.29	1 023	5.55	190.45	6 227	1 167

MEASURED	0.28	1 027	931	0.97	33.33	998	5.92	202.99	6 078	1 138

	0.35	867	786	1.09	37.50	948	6.61	226.56	5 725	1 080

	0.25	494	448	0.76	26.13	376	2.33	80.00	1 152	403

INDICATED	0.28	442	401	0.82	28.11	363	2.48	84.93	1 095	388

	0.35	361	328	0.93	32.00	337	2.69	92.39	974	360

	0.25	1 615	1 465	0.87	29.71	1 399	4.57	156.68	7 379	1 569
TOTAL
MEASURED
&	0.28	1 469	1 333	0.93	31.76	1 360	4.88	167.45	7 173	1 526
INDICATED
	0.35	1 228	1 114	1.05	35.88	1 285	5.46	187.07	6 699	1 440

	0.25	1 252	1 136	0.51	17.40	635	1.43	49.10	1 793	677

INFERRED	0.28	1 149	1 043	0.53	18.14	608	1.39	47.74	1 600	645

	0.35	848	770	0.61	20.80	515	0.99	33.81	837	534

Note:

Mineral resources that are not mineral reserves do not have demonstrated economic viability

Gold equivalent ounces for this estimate are calculated using US$ 650/oz Au and US$ 15/oz Ag

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Figure 17.8 Distribution (looking north) of Measured (pink) and Indicated (green) resource blocks

18	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT STAGE PROPERTIES

18.1	Mining

18.1.1	Introduction

The mine plan for the Hollister Mine has been prepared based on a geological model prepared by GeoLogix Mineral Resource Consultants (Pty). The general geometry of the deposit is a series of narrow sub-vertical to vertical quartz veins.

The aim of the mine plan in the 2007 Technical Report was to produce a technically viable mine design with a realistic development sequence and achievable ore production rates of relatively high grade ore with minimum dilution. The mine plan presented in this section represents a base case from which future production sequencing can be examined and enhanced.

As additional core drilling and exploration work has continued at the Hollister Mine and as geological information and operational experience is developed and evolves, the mine management will continue the iterative process of resource updating and mine plan optimization.

A test mining program was developed to better understand the geology and the mineral resource of the vein system. The test mine development has greatly reduced project and mine development risk. Many other benefits of the test mine are summarized in Section 18.1.2. Some additional risk factors are also identified with suggestions for mitigating the effects of these factors.

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18.1.2	Test Mining

To better understand the geology and evaluate the mineral resource, underground exploration and development has been established using a 2,764 foot long decline at a grade of -18%. The original two primary purposes of this decline were to obtain bulk ore samples and to establish exploration drilling platforms from which better ore vein identification can be determined.

The underground mine facility as at December 31, 2008 is shown in Figure 18.1 and the development is summarized in Table 18.1.

HOLLISTER MINE
Plan Projection
Scale 1:10000
Date: 16 Jan 2009
1:10000ft
0 100 200 300 400 500 600 700
N
5200 Line
5100 Line
5000 Line
4900 Line
4800 Line
4700 Line
4600 Line
4500 Line
4400 Line
4300 Line
4200 Line
4100 Line
4000 Line
3900 Line
3800 Line
3700 Line
3600 Line
3500 Line
3400 Line
3300 Line
3200 Line
3100 Line
3000 Line
2900 Line
2800 Line
2700 Line
2600 Line
2500 Line
2400 Line
319500 N
319250 N
319000 N
318750 N
318500 N
318250 N
318000 N

Figure 18.1. Hollister underground development (December 2008).

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TABLE 18.1 UNDERGROUND TEST MINE WORKINGS

ADVANCE IN FEET
MINE DEVELOPMENT	AS AT DECEMBER 31 2008
Portal	66
Decline	4,524
East-West Lateral Drifts	2,885
Diamond Drill Stations	891
Cross-Cuts & Miscellaneous Openings	12,023
Raises	1,066
Vein “I” Drifts	6,732
Total	28,157

18.1.3	Approaches to Mine Design

Preliminary Mine Methods and Options Review

The mining methods considered for this project during the preliminary studies focused on a narrow vein mining approach. The primary methods considered were:

Conventional Shrinkage;

Sublevel Long Hole;

Overhand Cut and Fill with sand fill;

Underhand Drift and Fill with paste fill;

Overhand Drift and Fill with waste fill.

Detailed considerations of the advantages and disadvantages of these methods that were under study are summarized below:

Conventional shrinkage stoping was originally eliminated due to the incompatibility of this method with the existing rock conditions subsequent investigation has shown that there is potential for this to work in certain of the veins, especially the Gwenivere veins where it is being trialed at the moment.

Sublevel long hole stoping was eliminated due to the extremely high ore dilution that would have been inherent in Sublevel Long Hole stoping and the inability of the stopes to stand open long enough to remove the broken ore and subsequently backfill. During subsequent investigation and looking at new technology long holes stoping using thermal breaking appears to be a viable option and will be tested.

Overhand cut and fill with sand fill was eliminated because of the lack of available sand for sand fill.

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The Underhand Drift and Fill method uses either paste fill or cyclone tailings fill with a relatively high binder content. It is a safe method with low gold loss characteristics but was eliminated due to the absence of a processing plant.

The remaining method, Overhand Drift and Fill was originally accepted as the most appropriate method for the Hollister deposit as per the initial feasibility study. A description of the method as per the original feasibility study:

Overhand Drift and Fill uses the mine waste as backfill by stacking it in the mined drift with a loader (see Figure 18.2 – Backfill Sequence). A cemented fill cap (future floor) is poured on top of the stacked waste. The cement cap provides a good working floor and minimizes gold losses on the next cut taken from the vein above. It is intended to use two resue variants of the method:

The uppers options;

The drifting option

Figure 18.2 Backfill Sequence

Final Mine Design and Mine Plan

Overhand Drift and Fill Selected

The main factors that influenced this selection of mining method included:

  General geometry of the deposit and in particular the veins and their sharp cut-off;

  Physical (rock mechanic) characteristics of the veins and wall rock,

  Equipment productivities,

  Workforce availability, efficiency, and experience in the test mine; and

  Ability to use waste rock for backfill in the mine stopes.
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Because the Hollister veins are extremely variable in width and because there is a sharp cutoff between the vein and the barren waste rock, there is an opportunity to minimize the dilution of the high grade mineralized veins. The Overhand Drift and Fill method is an excellent application in a narrow vein, with the further modification of using “resuing” mining extraction of the waste and vein ore separately.

Both the Uppers and Drifting cut and fill resue methods employ similar development systems for the stoping operations.

The Uppers Resuing Option

This option incorporates drilling 8 foot uppers in the sill drive back after adequately supporting with split sets and mesh and carrying the vein in the center of the drive. Depending on the ground conditions the initial uppers may be confined to the vein width of +/- 3 ft, blasted and mucked prior to drilling and blasting the waste on either side of the 7 foot drive. This waste forms the basis of the waste fill for the next lift (Figure 18.3). The waste fill is required to be filled to a height of 5.5 ft.

Figure 18.3 Mining sequence for Upper Mining (Back Stope Resue Mining)

The Drifting Option

This option incorporates mining the vein on one side of the sill drive face. The wider section, that may be either the vein or the waste, is resued and mucked prior to slashing the narrow section. In both cases the waste must be mucked out to a remuck bay prior to being rehandled back into the stope after completion of the stope for waste fill. This option will only be employed if the ground conditions indicate the likelihood of high dilution using the uppers option If the vein is over 3.5 ft wide, but under 5.0 wide, then the vein can be shot first and the ore removed, then shoot and remove the waste. It is only when the vein gets to a width of 5.0 ft that the entire vein drift width is shot at one time. This mining procedure of resuing will minimize the dilution of the resource material and minimize the cost per ounce of the gold and silver produced.

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Figure 18.4 Vein Drift Round and Ground Support

Mine Plan

The current mining plan follows the stoping of the ore body from the standpoint of first opportunity as presented by the test mine. From the test mine, stoping will proceed from the driest known areas of the upper east side and progress westward and downward. Since dewatering will need to be done ahead of mining, initial mining will take place where the ore is likely to be the driest.

Currently the stopes are arranged along the strike of the veins and are designed around a 0.3 ounce per ton cutoff boundary. The stope limits are defined by the grade cut – off and the minimum mining width (ie 42”). This creates a variable overall stope outline. Cross cuts accessing the stopes are at 750 ft intervals along the strike of the vein and are accessed via a ramp system.

The design parameters for the mine plan are as follows:

Development drift 11 ft wide 13 ft high;

Ventilation raises 6 ft by 6 ft;

Muckbay for waste on each sublevel;

Muckbay for ore at intersection of slot (attack ramps) and the vein;

Sublevels every 110 ft without crown pillars and 130 ft with crown pillars;

Cut heights 10 ft;

Stope mining width at 42” minimum using hand held machines and slushers;

Stope round length 7 ft average;

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Figure 18.5: Plan view of updated 2009 mine plan as at 31 December 2008

Figure 18.6 Oblique view looking North of Hollister short term mine plan (2009-2010)north

Short to medium term mine plans are being developed as the drilling evaluation progresses. These 3-D views (Figures 18.6 and 18.7) illustrate the deepening of the decline (green) and vent raise to the west as key phases of the mine development.

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Figure 18.7: Oblique 3-D view looking North West of mine plan sequencing, emphasizing downward extension of the decline, and detailed delineation of stope blocks.

Tonnage Factor and Cutoff Grade

The gold cutoff grade used for the purposes of the mine planning is 0.30 oz/t gold. Two tonnage factors were used in the resource model. *

  12.9 cu. ft/ton was used for vein/mineralization

  12.5 cu. ft/ton was used for wall rock (dilution)

The tonnage factor for the vein was determined from Great Basin Gold’s measurements on core plus a slight increase to account for vugs and voids. The tonnage factor for the wall rock uses average rock densities for Ordovician quartzite and argillite taken from the literature.

When the test mine was partially developed, bulk samples of both ore and waste were obtained and checked by McClelland Laboratories, Table 18.2 shows the results of the density tests by vein. **

TABLE 18.2 TONNAGE FACTORS BY VEIN

TONNAGE FACTOR
VEIN NAME	(CU. FT./TON)
Gwenivere	12.54
Central Clementine	13.35
South Clementine	12.79

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At least two samples were taken from each vein and the tonnage factors listed in the table are averages.

*Source: Communication from Charles Muerhoff, Hecla Mining Company.

**Source: McClelland Laboratory, Inc. of Sparks, Nevada.

Mine Design Parameters

Vein Drift Stope Design – The drift size for the stopes will be 42” wide by 10 ft high and up to 450 ft in length. The payable veins are variable and average some 300 ft on either side of the attack crosscuts. The stope lengths were controlled by the decision to divide the 2,800 foot vein strike length into 3 sections with 3 attack crosscut positions after taking into account the hauling capability of the 2 yd loaders to be utilized for the ore, waste and backfill loading cycles.

Main Access System -- The main access system from surface comprises the existing exploration decline developed to the 5150 level inclusive of a second outlet in the form of the eastern Alimak raise. This decline accesses a series of sublevels developed at 110 foot vertical intervals connected by a single ramp system positioned on the western side of the ore zone. The sub levels in turn provide the launch platforms for the attack crosscuts. The sub level vertical interval was determined by a trade off exercise to optimize the waste from development in the sub levels and attack crosscuts. A second decline has been approved, but the construction thereof has not commenced.

Attack Crosscuts – The attack crosscuts are designed to access the stope cut perpendicular to the strike of the vein.

Mine Dilution - The property Mineral Resource is reported undiluted. The modified Mineral Resources converted to the equivalent of Proven and Probable Reserves and include dilution and recovery, which is also included in the mine plan. The primary dilution applied to the stopes from the mining method study is linked to the minimum mining width of 42” plus external overbreak of 6”. The grade of diluting material is zero grade gold and silver.

Mine Ore Recovery – A total gold loss of 6% has been assumed between the stope and the plant. This includes a very minor amount of ore loss (1.5%) occurring due to the loader loading rock adjacent to the friable ore vein.

Mine Ore Haulage – The ore will be scraped out of the stopes and drifts with slushers from where two cu yd LHDs will haul both the ore and the waste to separate muck bays, located close to the attack ramp entries. The ore will be picked up from the mucking bay by either the 3.5 cu yd or 6 cu yd FELs to load either 20 or 30 ton diesel trucks. The trucks transport the ore down or up the spiral ramps, across the mine on the lateral drifts and up the west decline to the ore stockpile on the surface. The west decline will be driven 13 ft wide and 15 ft high. (See Figure 18.6)

Development and Stope Waste Rock Handling - The waste rock generated during trial mine and stope development will be hauled to surface via underground haulage trucks. During stoping operations, the waste generated by vein drifting will be stored in muck bays until used as backfill in the worked out portion of the stope. In the early stages of mining, when there is insufficient room in the muck bays, some of the stope waste rock will be hauled to the surface storage. However, most of the waste developed during vein drifting operations will be used as backfill. Mining of each cut (slice of the ore) will progress from the attack ramp toward the stope limit going West (for example) along the vein. The waste developed from this activity will be stored in a waste muck bay. When mining commences on the East side of the attack ramp, the waste generated will be placed (stacked) in the West end vein drift that was previously developed on that level.

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Using this technique, up to 33% of the total waste generated during mining can be stored underground.

The Uppers stoping method will allow the bulk of the slashed waste to provide the fill for the stopes where the vein width is less than 3 ft. Where the veins are wider access development waste stored in remuck bays will provide the make up to the 5.5 foot fill height.

The 3.5 cu yd and 6 cu yd diesel loaders used for development work will have push-plate dump mechanisms so that truck loading can be accomplished within a low-back environment and the waste rock backfill can be stacked effectively.

Mine Development

The stopes will be aligned along the strike of the veins. The rate of stope development is set relative to the vein mining rate. In the early years of mine development, stope development must proceed at a faster rate than the mining rate to provide a continuous uninterrupted flow of ore.

Mineral Reserve

Table 18.3 summarises the June 2008 resources for the Hollister Development Block (HDB) Gwenivere, and Clementine veins that were used for mine planning. Both sets of veins are made up of numerous veins within a package of veins. It is these packages which are referred to as Gwenivere or Clementine.

TABLE 18.3 HOLLISTER MINE PLAN UNDILUTED RESOURCE TONS USING 0.33 AU OZ/TON CUT-OFF

RESOURCE CATEGORY	CUT-OFF oz/ton	TONS	GRADE Au oz/ton	OUNCES Au	GRADE Ag oz/t	OUNCES Ag	OUNCES Au Equivalent

MEASURED	0.33	825,523	1.17	962,430	7.07	5,835,645	1,049,965

INDICATED	0.33	344,715	1.00	343,568	2.93	1,011,557	358,742

TOTAL
MEASURED &
INDICATED	0.33	1,170,238	1.12	1,305,998	5.85	6,847,202	1,408,706

Notes to table:

  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
  Gold equivalent ounces for this estimate are calculated using US$ 650/oz Au and US$ 15/oz Ag
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TABLE 18.4A : LOM DEPLETION OF PROVEN AND PROBABLE RESERVES

Au price $/Oz	800
Ag price $/Oz	12
Cut-Off 0.33Au oz/t	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Ore Tons (Mined)	109,600	137,532	146,504	149,303	139,403	147,000	145,000	140,000	120,000	1,234,342
Waste Tons	169,842	199,107	152,578	115,000	105,000	95,000	80,000	75,000	20,000	1,011,527
Ore TPD	300	377	401	409	382	403	397	384	329
Au Ounces Contained	121,348	109,699	121,159	127,563	114,385	119,070	116,000	110,600	102,000	1,041,823
Au OPT Contained	1.107	0.798	0.827	0.854	0.821	0.810	0.800	0.790	0.850	0.844
Ag Ounces Contained	851,946	615,205	432,152	668,067	543,743	602,700	580,000	546,000	492,000	5,331,814
Ag OPT Contained	7.77	4.47	2.95	4.47	3.90	4.10	4.00	3.90	4.10	4.32
Au eq ounces	134,127	118,927	127,641	137,584	122,541	128,111	124,700	118,790	109,380	1,121,800
Proven Reserves
Ore Tons (Mined)	109,600									109,600
Au Ounces Contained	121,348									121,348
Au OPT Contained	1.107									1.107
Ag Ounces Contained	851,946									851,946
Ag OPT Contained	7.77									7.77
Au eq ounces	134,127									134,127
Probable Reserves
Ore Tons (Mined)		137,532	146,504	149,303	139,403	147,000	145,000	140,000	120,000	1,124,742
Au Ounces Contained		109,699	121,159	127,563	114,385	119,070	116,000	110,600	102,000	920,475
Au OPT Contained		0.798	0.827	0.854	0.821	0.810	0.800	0.790	0.850	0.818
Ag Ounces Contained		615,205	432,152	668,067	543,743	602,700	580,000	546,000	492,000	4,479,868
Ag OPT Contained		4.47	2.95	4.47	3.90	4.10	4.00	3.90	4.10	3.98
Au eq ounces		118,927	127,641	137,584	122,541	128,111	124,700	118,790	109,380	987,673

The LOM mine plan depletes 1.23 Mt grading on average 0.844 oz/ton Au and 4.32 oz/ton Ag, containing 1.12 M Au equivalent oz.

Proven Reserves are classified according to mine infrastructure and current access, and at present are mined during 2009. The remaining extent is classified as Probable, and will be depleted over the following 8 years. The split is shown below:

TABLE 18.4B : LOM Mineral Reserve classification

RESERVE CATEGORY	CUT-OFF Oz/ton	TONS	GRADE Au Oz/ton	Oz Au	GRADE Ag Oz/ton	Oz Ag	Oz Au Equiv
Proven	0.33	109,600	1.107	121,348	7.77	851,946	134,127
Probable	0.33	1,124,742	0.818	920,475	3.98	4,479,868	987,673
Total	0.33	1,234,342	0.844	1,041,823	4.32	5,331,814	1,121,800

The undiluted Mineral Resources are reported using a cut-off grade of 0.33 Au oz/ton. When the mine planning engineer took the above data, he revised the dilution to include the following;

    Minimum mining width will be 42 in.

    Dilution is defined as waste tons carrying no grade.

    Vein widths of 30 in or greater will add 6 in of dilution to the hanging wall and 6 in dilution to the footwall.

The cut-off grade was calculated using the direct operating cost achieved during steady state production, excluding taxes and contingencies. The table below shows the breakdown of the costs and the cut-off grade calculation.

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TABLE 18.4C UNDERGROUND CUT – OFF GRADE

Underground Cut -off Grade
Parameter	Unit
Costs
Mining Cost	$/t	165
Milling Cost	$/t	100
Admin Cost	$/t	20
Total Cost	$/t	285
Revenue
Gold
Au cut- off grade	oz/t	0.33
Au price	$/oz	800
Recovery	%	90%
Silver Credits
Ag grade	oz/t	4.34
Ag price	$/oz	12
Recovery	%	90%
Total Revenue	$/t	285

The calculated cut-off value of 0.33 oz/t was used for the mineral reserve delineation, mine planning and design processes. The mine planning has taken cognizance of the Mineral Resources in considering development layouts, but has only used modified Measured and Indicated Resources (ie Proven and Probable Reserves) for stope design and layout.

Mine Production

The average ore mining rate is 443 tons of ore per day. The ore geometry is of primary importance when determining an actual ore mining rate. To mine the vertical veins, the amount of development that must be completed per ton of ore mined is one of the limiting factors of the sustainable mining rate for the time period that will optimize the return on the mining investment. Another limiting factor for starting up and running the mine is the recruitment and maintenance of an underground labor workforce. Being located on the far north end of the main Carlin trend, recruiting a smaller workforce producing a smaller tonnage of high grade ore will have a better chance of success than trying to recruit a larger workforce producing a larger tonnage of lower grade ore in the early years of the mine. Also, the narrow veins and fairly weak rock limit the size of equipment that can be assured of success in these stopes as demonstrated in the test mine.

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Extraction of ore, subject to permitting, will progressively increase up to an average rate of 443 tpd, currently anticipated in 2010. The mining rate and tons of ore produced will vary according to the width of the veins. The following chart (Figure 18.8) illustrates the ore mining rate from a single stope compared to vein width. This information was useful in the mine planning. The average vein width is 2.5 feet.

Figure 18.8 Expected ore tons per day from various width of vein.

The following productivity assumptions were used for the production schedule. These assumptions were partially based on the experience with the existing test mine and on the experience of similar mining conditions in narrow vein precious metal stoping:

  10 days to access the vein from the slot (single vein stope);

  15 days to access vein from the slot for east and west vein stopes;

  Production to average 7 ft a shift per side (east and west) or 14 ft per shift or 28 ft per day for a single vein stope;

  Production to average 6 ft a shift per side (east and west) or 12 ft per shift per side; or 24 ft per day for each vein or 48 ft per day for the stope for a double vein stope;

  Stope prep for backfill is 50 ft per day with 1 day of pouring for each 200 ft prepped.

  2 days to move ventilation and supplies to the next sublevel after the sublevel is complete;

  At full production (+/-200 tpd) 7 stopes are needed to maintain quantity mined;

  Mining dilution is 0.5 ft each side of the vein of zero grade material;

  10 hrs/shift, 2 shifts/day, 7 days/wk, 365 days/year.

The life cycle mining sequence, subject to permitting, is anticipated to be as follows:

  Ore body access development and some ore drifting is currently underway. Trial mining commenced in 2008 from the Clementine and Gwenivere veins,
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  initially from the existing exploration cross cuts, and then from the main attack ramps developed off of the exploration strike drive.

  In November 2010 stoping commences on the first sublevel developed off of the main Ramp (5020 Rl). From this point on successive sublevels are developed off of the ramp at intervals of 110 ft and 130 ft, depending on if a crown pillar of 20 ft is left or not. Crown pillars are left between every second sublevel to allow for the sequencing of mining on two sublevels levels at any one time.

The manpower levels are set to provide enough personnel to achieve maximum utilization of the mining equipment. The equipment is specialized to each mining task. Vein mining uses smaller sized equipment compared to stope attack ramps and access development. The mine production by tons ore, tons waste rock, ounces of gold, ounces of silver and the combined equivalent ounces per day, by year is shown below in Table 18.5

TABLE 18.5 NORMAL MINE CREW AT FULL PRODUCTION

POSITION	NUMBER FOR	WAGES (US$ PER
	MINE	HOUR)*
Stope Miner	40	48.62
Development Miner	10	48.62
Raise Miner (Assigned as needed)	-	45.01
Loader/Haulage Operators (FEL’s) (LHD’s) & (Trucks)	10	34.51
Utility/Dewatering Crew	5	34.51
Backfill Crew	10	45.01
Mechanic Jumbo Fleet	2	48.62
Mechanic(FEL,LHD, & Trucks)	3	45.91
Mechanic(Utility Fleet)	2	41.57
Mechanic (Jackleg/Stopers)	1	48.62
Electrician	3	48.62
Total Underground Workforce	86

*(Includes 44.4% Burden & US$8.00/Hour Bonus)

Note : LHD = Load-Haul-Dumper; FEL = Front End Loader

Geotechnical Considerations

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From the results of the test mining to date it is shown that the ground conditions are variable and that in the Clementine veins cut and fill can be used but that on the Gwenivere veins shrinkage stoping is showing positive results.

The RMR for the Gwenivere vein ranges from 40 to 70 with an average of 50 within the test mining area. For the Clementine system the RMR ranges from 25 to 40 with an average of 35.

The backfill technique is the critical part of the mining method with respect to the ground control. The cut and fill method will use two types of fill, one of waste rock followed by placement of a cement cap. With a combination of waste and cemented fill, cut and fill mining will be less susceptible to wall rock failure.

Ground Support

The method of installation of the required ground support will vary according to the opening size. Crews within the vein drifts will employ jackleg drills for drilling and rock bolt installation. For the attack ramps and the access development work, a single boom bolting jumbo machine will be used. The use of a bolter will speed up the bolting cycle as well as reduce manpower requirements. The bolter has the ability to reach the backs of the development headings more easily than a bolting crew with jacklegs.

The support standard patterns and bolt types are shown in Table 18.7.

TABLE 18.6 DESIGNATED GROUND CONTROL

TYPE OPENING	LENGTH OF BOLT	TYPE OF BOLT	BOLT PATTERN	OTHER APPLIED CONTROL
Vein Drifts	4 Ft	Split Set-39	4 ft x 4 ft	16-inch Roof Plates
Attack Ramps	6 Ft	Split Set-39	4 ft x 4 ft	Welded wire mesh
Access Dev.	6 Ft	Split Set-39	4 ft x 4 ft	Welded wire mesh
West Decline	8 Ft	Split Set-39	4 ft x 4 ft	Welded wire mesh + shotcrete

See Figure 18.4 Vein Drift Round that shows the ground control patterns.

Stope Backfill System

The backfill system for the Hollister Mine will be composed of two parts. First, waste rock will be used to fill the mined out stope by placement with a slusher. Then a cement cap will be poured on top of the placed (stacked) waste. The cement cap will provide stability for the equipment to operate on, minimize dilution by keeping the scraper from digging into the waste rock floor, and control loss of fine ore into the waste. (See Figure 18.2. Backfill Sequence)

The stope to be backfilled will be prepared for filling by placing a cement slurry delivery pipeline in the back of the drift. This pipeline will have multiple spigot points along its length. The stope will be filled in 50 foot sections. The mine waste will be staked by an slusher. The waste rock will be placed as necessary to fill the drift up to 7 ft high. A painted marker line will be laid out by a surveyor to guide the waste rock stacking operation.

A dam or berm will be built at the end of the 50 foot section and cement-sand slurry will be pumped on top of the stacked waste until a 2-foot thickness has been obtained. The

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poured section will be allowed to cure, after which the dam will be removed and a further 50 foot section will be prepared and poured.

Backfill will be done as an alternate cycle with mining, so that one side of the stope is mining while the other side is backfilling. Mining will continue with the next successive cut on top of the cement cap of the previous cut.

Mine Hydrology/Dewatering

Three separate systems will be installed for handling mine pumping and dewatering. The systems will handle water from different parts of the mine:

Water that comes from the upper portion of the mine openings carries a low pH while clear and is kept separate from the other mine water.

Operating mine pump water is clear until it enters the active mine workings and gets mixed with the slime fraction of the rock generated by the loading and hauling equipment. This water normally carries a low pH.

The deep well mine dewatering system pumps clear water and normally carries a neutral pH

Upper Level Mine Drainage

The natural drainage for the upper part of the decline area is through acid generating rock that makes between 2 to 12 gallons per minute (gpm). This low pH water is captured from drain holes and immediately pumped out of the mine. It is kept separate from all other water coming from the mine.

Operating Mine Pumping

The preliminary hydrology study completed for the Hollister Mine indicated that approximately 180 gpm would be generated from the underground test mine and exploration decline and subsequent drill program. This water is clear until it mixes with the mine road fines.

To effectively dispose of water encountered during mining, a Water Pollution Control Permit (Infiltration) was obtained from the Nevada Division of Environmental Protection to design, build, and operate such a water disposal system. The final filter system was permitted to handle up to 900 gpm, but the original surface solids removal system was designed to handle the then expected water of 180 gpm. A problem arose when the mine development from the Phase 1 of the project actually generated 340 gpm of silt laden water. This was nearly twice the amount of predicted flow and therefore another mine water settling arrangement had to be facilitated on the surface.

The mine at startup is expected to generate 474 gallons per minute of water and silt that will need to be handled by the surface water system. Mine sumps to handle this amount of water and silt, have been constructed that collect the slurry. The sump pumps then send the dirty water to tanks feeding the slurry pumps. These consist of 4/3 Warman slurry pumps, pumping in three stages in series with a pipe system which lifts the slurry up the decline and to the surface catch-basin ponds. This is shown on Figure 18.9 Water Handling & Distribution System

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Figure 18.9 Water Handling & Distribution System

Mine Dewatering System

The existing mine openings are producing 250 gpm to 300 gpm of groundwater. Local test mine development grouting has also been used to help reduce and maintain water inflows at this level. Water bearing capacity of the ground is spotty and not uniform. This applies to all areas along the lateral, although the area east of the existing decline is noticeably drier than that to the west. Lithology (rock type and condition) seems to be the primary water source, and structures (faults, fractures, joints, etc.) at times provide conduits to transmit the water from the source rock areas. The quartzite has been extremely fractured (designated FQ areas), and appears to be the principle water bearing source. The mudstone, siltstone, and argillites act as barriers; unless the structure passes through them and is connecting with an area of FQ.

It appears that as a block of FQ drains, additional water does not quickly replace it; in fact it appears to have a very slow recharge. Once the mine area is dewatered, the working environment will better and the rock conditions will be more stable.

There are indications that the existing draw down is affecting the slower recharge characteristic of the system. When opening packer valves on wet holes, the pressure, initially high, quickly drops-off, and the water flows out under much less pressure. Also three piezometer well holes from the surface, spaced along the lateral, show the water table dropping 90 ft to 140 ft since the mine opened up the 2,000 foot lateral (started October 2005 and finished October 2006). The water table was initially 230 ft to 320 ft above the lateral and now is 110 ft to 210 ft above and showing a classic cone-shaped draw down.

It is anticipated that the initial mining above the main east-west lateral will be considerably drier than the mining that will take place below this lateral. This conclusion is based on the piezometer holes, actual mining experience, and the diamond drill holes. The drill holes encountered much more water below, than above, the lateral. Part, if not all of the east side, is dry enough now to mine above the test mine lateral, as are a few places on the west lateral. Nevertheless, mining below the lateral will require dewatering.

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The mine-dewatering program will be built and operated from within the mine (as opposed to using surface wells). The system will consist of 14-6 ½-inch holes, for deep wells, drilled approximately 450 ft deep, spaced 100 ft to 430 ft along the lateral area.

The water pumped from the dewatering wells will be kept separate from the water seeping into the mine. It will be mixed with road rock from the trackless haulage, for it to be environmentally clean and be rated as a Class 1 water. It will be put into a pump feed tank, pumped to the surface, and discharged into Little Antelope Creek. This will require an NPDES permit with no additional treatment being required. A system of three pumps in series will be used to pump the water from the mine. The discharge from the pump station will feed a 16-inch diameter steel pipe, until exiting the mine, where it will change to polyethylene for the remaining length. This pump system will handle up to 4,000 gallons per minute, which should be more than adequate to dewater the mine.

The system can be regulated at whatever rate is necessary up to 4,000 gpm. This rated capacity will be enough to achieve the proper draw-down to have good mining conditions. To assist in properly determining the proper draw-down rate, 14 - 2.9 -inch diameter piezometer holes, will be collared from the test mine lateral drift area, 100 ft to 450 ft deep to monitor static depths along the cone of depression. These will be contract drilled, using diamond drills and NQ bits.

Brown and Caldwell of Carson City, Nevada have performed a mine dewatering study based on the conditions at the Hollister test mine. The study shows that various pumping dewatering rates for a specific number of days will result in targeted groundwater elevations needed to accommodate drying out the area as mining progresses downward. The dewatering study results are shown in Table 18.7 below.

TABLE 18.7 ESTIMATED DAYS OF PUMPING TO ACHIEVE TARGET GROUNDWATER ELEVATIONS*

TARGET GROUNDWATER ELEVATION (FT AMSL)	DEWATERING PUMPING RATE (GPM)
	728	874	1019	1165
	Approximate Number of Days of Pumping to Achieve Target Elevation
5250	425	270	195	152
5150	775	460	315	233
5000	1640	875	550	385
4900	2450	1225	740	505
4800	3400	1610	940	625
4700	4380	2000	1135	735

*Assumes pumping begins with static water level at 5580 ft amsl. [After Brown & Caldwell]

18.1.4 Mine Ventilation

The mine ventilation will be a forced air system using vane-axial fans. There will be two systems operating in unison to a complete mine and stope ventilation: the Primary Mine Ventilation and the Auxiliary Stope Ventilation.

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The Primary Ventilation System

The primary/main ventilation system consists of two vane-axial fans operating in parallel to pull used air from the mine with a range of 150,000 to 250,000 cfm. The amount of air needed in the mine is driven primarily by the regulations required to dilute the diesel particulates generated by all of the diesel equipment that is being use within the mine at any given period of time. This amount of fresh air flow will be more than adequate to dilute the diesel engine exhaust and explosive blasting fumes and to meet today’s requirement of fresh air per man in the mine. The large fans that discharge the air from the mine will set at the top of the west decline in configuration.

Figure 18.10 Primary fans configuration

The two primary ventilation fans are Spendrup 71-inch, 150 hp fans, operating at 1180 rpm with variable pitched blades. The fans are capable of being operated at much higher speeds should more air be needed in the future, but this fan velocity was chosen to reduce the noise level for the fans.

The two fans will sit at the top of the west decline and discharge to the atmosphere at that point. The west decline will be used as the haulage access for the loaded ore trucks and as such will give off the most diesel particulate as the loaded truck engines labor on the long haul out of the mine. This will bring fresh air down the east decline, which will be where the trucks returning empty will travel down to the mine workings. The fans at the top of the west decline will discharge through an airlock/air door system that will allow the trucks to pass through and still maintain air flow pressure in the mine. Additional intake air will be required as the mine production increases. An 8 foot diameter raise-bored shaft will be drilled on the east side of the mine for additional air flow in that portion of the mine.

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Figure 18.11 Primary ventilation circuit

The Auxiliary Ventilation System

The auxiliary stope ventilation system consists of auxiliary fans which pull air out of the main-mine air stream and provide it to the working stope areas and development heading where most of the mine work force and equipment are operating. The number and location of the stoping and development faces that need to be ventilated is a dynamic condition which changes every day.

The auxiliary fans selected are Spendup 40-inch vane-axial fans with 60 hp motors that operate at 1760 rpm. Like the larger fans, they operate at a low velocity to reduce the fan noise. If more ventilation is needed, higher speed and larger horsepower motors can be installed to operate at 3600 rpm. The fans will sit in the main east-west lateral drift and discharge into a rigid 54-inch duct. Where they are needed, a second fan in series will also be set, pulling from the 54-inch ridge tubing and discharging into 40 to 48-inch flexible tubing. In some cases, 3600 rpm fans will be needed for the smaller tubing.

The total air needed in each of the cross cuts going to the attack drifts that lead to the stoping areas will be dependent on the number of pieces of diesel equipment operating within that general area. At present the design quantity for each stoping area is 25,000 cfm and each development area is 35,000 cfm.

MSHA Recommended Mitigation Measures to Meet New DPM Standards

The ventilation as presented above is adequate for the present MSHA regulations. However, there are new requirements for respirable diesel particulate matter (DPM) that have been promulgated in 2008, and have been addressed. The new regulations have reduced the allowable DPMs from the original 700 micrograms/m3 to 160 micrograms/m3 by May, 2008. Other than direct air quantity dilution, several options are being assessed meet the new regulation, including:

  Use only electronic ignition diesel engines (on most new underground equipment now);

  Use fuel mixed catalyst to improve combustion (getting some mixed results);

  Use exhaust filters in series with the catalytic scrubbers (getting mixed successful results);
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  Use biodiesel fuel rather than diesel fuel (at least double the cost of regular diesel and presently about US$3.20 a gallon);

  Use very low sulphur diesel fuel (will help some, but is more expensive) ;

  Replace engine every 4,000 hours (very expensive);

  Put all operators in sealed, air conditioned cabs (expensive, not very practical, and very difficult to maintain in small drift environment).

  Develop two Alimak raises one on the east and one on the west side to increase air volumes.
A combination of several of the above methods and more air quantity is being implemented to reduce the DPMs to the new MSHA requirements.

18.1.5	Mine Compressed Air System

The mine compressed air system is located on the surface, but primarily services the underground mine. The average predicted consumption of mine compressed air to run the jackleg drills for roof bolting and the heading mud-pumps has been determined to be between 1,800 to 2,200 cfm. The test mine facility presently has two 1,500 cfm rotary- screw compressors on site, for a total plant capacity of 3,000 cfm. These are 1983 machines which have been rebuilt and have been performing well for several years.

However during maintenance down time, a third compressor will be needed. A new or used similar compressor will need to be purchased and there is adequate space in the existing building to house the third compressor.

All compressors will feed into an existing 1,150 gallon air receiver tank, which is equipped with an automatic water condensate drain valve, safety pressure pop-off valve, and pressure gauge. The delivery pipe going underground is a 6-inch SDR polyethylene pipe and will continue to service the mine adequately.

18.1.6	Other Underground Infrastructure

Underground Mine Shop

The underground mine shop will be located in the east end of the mine on the main level near the east ventilation raise. The shop is an “H” shape layout of approximately 5,000 square ft and 18 ft high in the main bays. There are two monorails in each long bay of the shop with electric powered chain falls on each monorail. The shop as presently laid out contains a steam cleaning bay with sump, three mobile equipment working area bays, a warehouse area, shop office, an oil and waste oil storage area. It will also need to include a tire shop and battery charging facility each with protective equipment, an electricians shop and small electrical bench and storage area, and a welding shop with screens. Both shop entries will be equipped with fire doors to restrict the 12 foot wide by10 foot high openings.

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Figure 18.12 Underground Mine Shop

Mine Power

The electrical distribution for the Hollister underground mine is typical of most underground mines. Power distribution from the main transformer will be stepped down from the incoming voltage to 13,800 volts. From the main transformer, power will be carried by underground cable to the portal and hence underground to the mobile load centers (MLC). Each MLC will step the power down from 13,800 volts to either 4,160 or 480 volts. Most underground equipment operates on 480 volts. It is estimated that the mine will have up 8 MLC’s operating at when the mine attains full production.

Mine Communications

The underground mine will be equipped with line connected phones in every stope areas as well as all major mine facilities such as mine shop and pump stations.

Mine Safety Support Facilities

The mine rescue equipment will be housed on the surface in an 8 foot by16 foot trailer. The mine rescue equipment will consist of seven, Drager BG-4 units, with spare parts, an oxygen pump, gas testers, first aid equipment, and other miscellaneous mine rescue personal equipment.

One mine rescue chamber is already in place underground in the test mine. As the mine is fully developed and begins production, additional mine rescue chambers will be added as needed.

When the mine is fully developed and considerable traffic of ore/waste haulage and men and material are moving on the declines, red/green light block signals will be installed for safety.

There will be a Mine/Plant Safety Manager, with two Safety Trainers on staff, but safety will be everyone’s responsibility.

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18.1.7	Mine Equipment Requirements Development Equipment

The development equipment will consist of:

One 3 ½ cu yd loader

One 6 cu yd loader

One bolter

A single boom

One two boom jumbo

One scissor deck

One shotcrete transmixer truck

A shotcrete spraymec

Two 20 ton haul trucks

Mine Production Equipment

The production equipment for vein drifting includes:

A narrow vein jumbo

Two jackleg drills

One each of 1 and 2 cu yd loaders

For stope backfill work the equipment is composed of:

A cement transmixer

One concrete pump

Two 20 ton haul trucks

Miscellaneous Underground Service Equipment

The miscellaneous equipment will consist of;

One lube truck

One maintenance boom truck

A explosive/powder truck

A utility truck

Two mine tractors

A grader

18.1.8	Mining Risk

As mentioned in the introduction to Section 5, by developing a test mine many aspects of the risk of mine development and operation were mitigated or completely eliminated. However, there have been many other benefits of developing the test mine which have greatly reduced project risk and mine development risk. A summary of the benefits follows:

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From a Mine Design aspect:

  Allowed the test mine to start the necessary draw down of the subsurface water table which will allow dry mining of the veins when production starts;

  Provided better understanding of the ground control and rock mass properties of the ore and waste;

  Ran bulk tonnage factor tests to verify laboratory density test;

  Tested the selected mining methods for applicability to the vein and rock conditions;

  Verified the mine recovery, primary and secondary dilution factors resulting from the selected mining method;

  Determined some of the productivities and efficiencies from the mining methods tested;

  Improved the ability to develop mine planning schedules, based on actual experience;

  Developed a better understanding of the ore continuity than drilling alone could show;

  Developed a better understand of the hydrology of the ground water flows and water chemical turbidity characteristics and verified the hydrology model;

  Determined the ventilation friction factors by direct measurements;

  Demonstrated the character of the waste rock and how it will be handled in a full production operation.

From an Environmental Aspect:

  Allowed the project to study the waste characterization and determine any future problems;

  Allowed the study of water handling and demonstrated how the operation can affectively mitigate any future water discharge problems;

  Demonstrated that the operation can mine and produce ore in compliance with the existing environmental regulations.

From a Project Engineering Design Aspect:

  Improved the ability to make more accurate cost estimates;

  Improved knowledge of the abrasiveness of the rock, the ground control that will be needed, the drilling and blasting characteristics of the waste and ore, and the productivity of the loading and hauling;

  Improved the ability to estimate mine manpower;

From a Mine Operations Development Point of View:

  A much earlier operation will be allowed because of the shortening of the development time.

  The existing opening will be completely utilized as part of the full production mine operation.

  The test mine is an ideal training facility prior to the full production mine start-up.

Some risks still remain as listed in Table 18.9 below.

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TABLE 18.8: HOLLISTER MINE DEVELOPMENT OR OPERATIONAL RISK

TECHNICAL AREA	SPECIFIC RISK	DEGREE OF RISK	MITIGATION
Improper Vein Mining	Mine Dilution	Low
  Make sure that a geologist marks the split shot correctly.
  Make sure that the vein is always in the middle of the back
  Make sure that the miner drill correctly
  Institute an incentive bonus system which penalizes ore dilution.

Mine Labor Recruitment	Mine Labor Shortage	Moderate
  Have an active recruitment with worker incentives.
  Complete the Mud Springs road and run employee buses to that area.
  Expect to have to hire a lot of untrained persons that will need to be imported into the area and be completely trained to be underground miners.

MSHA Mine Ventilation/DPM Violations	Exceeding the 160 µg/m3 DPM could cause a temporary shutdown of the mine.	Low
The new MSHA regulation was put into effect in May 2008. The existing mine equipment does not meet the new requirements. None of the mitigating methods have been built into the feasibility planning or cost except a somewhat higher fuel cost for better fuel. Failure to meet the new requirements could cause MSHA citations, fines and shut downs.[3]

[3] The risk was initially indicated as “high”. The following mitigating factors have been implemented, lessening the probability of an MSHA citation, and therefore, the risk.
Establishment and permitting of the East Alimak Raise to surface.
Continued optimization of the mining method.
Planning and constructing for the West Alimak Raise, to be completed during FY 2009.
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TECHNICAL AREA	SPECIFIC RISK	DEGREE OF RISK	MITIGATION
Equipment Availability & Long Lead Time	With world- wide mining boom, equipment may not be available when you need it.	Low	Needs will have to be anticipated and capital expenditures will have to be guaranteed well in advance of the delivery dates.
Specific Mining Related Differential Price Inflation	Specific Consumable Item Are Inflating Faster Than the Rest of the Economy	Low	The differential price inflation of fuel, electricity, steel products and explosives, even in a constant dollar analysis which is being used here, in the sensitivity analysis, operating cost should be increased by an increase of about 6% per year for five years.

18.2	Recoverability

A complete discussion on the metallurgical characteristics of the Hollister vein material was provided in Section 16 above.

18.3	Markets

It is too early to comment on the marketability of Hollister dore, but generally precious metals are sold to any number of commercial refiners such as Johnson Mathey who then sell the metal at spot prices on the LME (London Metals Exchange).

18.4	Contracts

No mining or processing contracts have been awarded with respect to development or operation of the Hollister Project.

18.5	Environmental Considerations

With the exception of the areas under Rodeo Creek Gold’s Plan of Operation boundary, all pre-existing liabilities related to previous mining activities at Hollister (the former west open pit, leach pads, waste rock dumps and surface and groundwater quality) remain the responsibility of Newmont. Under the Great Basin/Newmont joint venture agreement, Great Basin Gold has agreed to fund 25 percent of the closure costs related to the Hollister property.

Groundwater quality related to the current mining operations is a high priority of Great Basin Gold, Numerous mitigating factors have been implemented to ensure the current operations do not adversely affect groundwater quality.

Environmental Setting

The Hollister Mine will be an underground mine situated in a remote location, and only a small amount of surface disturbance will occur. Most of the existing and proposed surface facilities will be contained in areas previously disturbed by historic surface mining.

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It is not expected that the project will affect any Areas of Critical Environmental Concern (ACECs) to the BLM or similar sensitive areas to the various Nevada state agencies that regulate mining. It is further expected that there will be no threatened or endangered wildlife or vegetation species that will be affected by the planned mining operations. In addition, no wetlands will be affected. The project’s location and configuration also mean that minimal soil and vegetation will be disturbed, and there will be a general lack of cumulative impacts. These findings will be verified in forthcoming environmental assessment(s) as the project moves forward.

Great Basin Gold has filed plan amendments, permit revisions and engineering design changes to move the Hollister project from exploration and test mining to development and full production.

As stated above an amended Plan of operations for full production was submitted to the BLM in March 2008. BLM has required additional clarification and requests further information to complete their review. Based on the areas cultural sensitivity and potential hydrological concerns, the BLM has determined that an Environmental Impact Statement (EIS) will be prepared to address the National Environmental Policy Act (NEPA) requirements for the Plan of operations amendment. The initiation of the EIS process in conjunction with the BLM is currently underway. Due to the fact that the project has been running for a number of years, valuable actual environmental data is available assist to streamline the EIS process.

Primary environmental issues of concern raised by the BLM during permitting of the exploration activities include cultural resource preservation and identification, water quality, and acid rock drainage (ARD) potential. The questions generated from these issues were answered to agency satisfaction during the interaction between Hecla (Great Basin Gold’s predecessor) and the BLM and Nevada state agencies over the past several years. The following presents an overview on these issues

Cultural Resources

Portions of the Hollister Mine are located within boundaries of the Tosawihi Quarries Archaeological District, which is currently eligible for the National Register of Historic Places as a Traditional Cultural Property and has been designated as an Archaeological District by the BLM Elko Field Office.

The Tosawihi Quarry area is one of the most unique and well documented traditional/cultural/spiritual use sites on lands administered by the BLM Elko Field Office, and, according to the BLM, an important traditional, cultural and spiritual use site in Nevada. Known for an abundance of artifacts supporting human occupation for approximately 10,000 to 11,000 years, the Tosawihi Quarry holds important significance to local and regional tribes as a traditional/cultural/spiritual use site. Renowned for the quality of white chert used in ceremony and tool making, the Tosawihi Quarry supports ongoing traditional practices of contemporary native people, including many members of the Western Shoshone Tribe.

The majority of surface facilities for the Hollister Mine will be constructed or installed within the east pit area or within areas that have been historically disturbed by past surface mining activities. Although the east pit is located within the Tosawihi Quarry’s Archaeological District boundary, previous open pit mining has disturbed the area, thus the Hollister Mine surface facilities will not affect any cultural sites within this district.

In addition, the Company has put into place a number of measures, processes and procedures not to disturb any cultural resources that might exist in the area. This includes construction of the ventilation borehole located to the north-northeast of the east pit as well as pipelines connecting the rapid infiltration basins (RIBs) in the Little Antelope Creek drainage. The BLM has designated a minimum 30-meter (approximately 100 ft)

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buffer zone around any cultural resource sites, and facilities at the Hollister Mine adhere to this designated buffer zone.

The BLM has engaged in Native American consultation with numerous Western Shoshone Tribes in the region. The BLM and Native American Tribes routinely communicate through the consultation process which is mandated by the National Environmental Policy Act (NEPA). The BLM and Native Americans have conducted consultation on the Hollister Plan amendments. Rodeo Creek Gold personnel have also engaged with the local Native American Tribes and foster a strong working and open relationship.

Water Quality

During underground exploration and mining, water intercepted in the underground workings is pumped and routed to a desilting facility where is cleaned and polished. It is then routed to a series of rapid infiltration basins (RIBs) located 4.5 miles from the operations. This process will be ongoing during future mining operations. Water that percolates through the Tertiary volcanic rocks into the decline is and will continue to be segregated from the water inflow from the lower Vanini formation. The Tertiary water tends to have high sulfate values with low pH: this water is routed to a lime precipitation and reverse osmosis (RO) plant for treatment before being sent to the RIBs.

As part of operations, Great Basin Gold plans to install “dewatering” wells in various locations within the underground workings. The purpose of these wells will be to intercept ground water before such water can enter into the active workings. This ground water will be handled in a separate piping system, pumped to the surface, and discharged directly into Little Antelope Creek at a location shown on Figure 1.2, Site Plan Layout Map.

Expected discharge of water into Little Antelope Creek will be regulated under the terms and conditions of a National Pollutant Discharge Elimination System (NPDES) permit to be issued by the Nevada Department of Environmental Protection (NDEP), Bureau of Water Pollution Control. This discharge is not expected to adversely affect water quality in Little Antelope Creek.

The quality of the discharged water can be influenced by channel sediments over and through which the water discharge will flow; the degree of this influence will be seasonably variable. In general, during the warmer months, discharged water flowing in Little Antelope Creek will probably experience some increase in total dissolved solids (TDS) and electrical conductivity (EC). The discharged water will be subject to energy dissipation measures before being released to the drainage. Constant downstream flows may tend to saturate channel soils and sediments, and possibly could create some erosion; however, Little Antelope Creek, as an intermittent stream, has been subject to peak flows as a result of severe summer thunderstorms and winter snowmelt.

Ultimately, the extent of any erosion in Little Antelope Creek will vary depending on the discharged water flow volume and the drainage gradient channel, morphology, geology, and vegetative cover. Expected discharge volumes included as part of a Hollister Mine NPDES permit will be less than 3 cubic feet per second, which is within the range of flows in Little Antelope Creek, and certainly such flows can be easily accommodated in the much larger Antelope Creek.

Waste rock has been (and will continue to be) handled to minimize the formation of ARD and to prevent degradation of both surface and ground water quality. Given in-place safeguards, and because the waste rock storage for the Hollister Mine will be contained within the east pit, there should be no impacts to surface water in this region as a result of the Hollister Mine waste rock storage program.

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The Hollister Mine will only have minor amounts of surface disturbance for development and construction activities. Erosion can occur at disturbed sites, although it is expected to be minor and limited given the rocky nature of the soils, coupled with the high infiltration rates of the soils.

Existing diversion channels, which were installed during previous surface mining operations to divert water around the open pit activities to Little Antelope Creek, will remain in place. Additional storm water facilities (ditches, dugout basins, culverts, etc.) will be installed as necessary to control the flow of storm water at the site. As a result, erosion and sediment released to Little Antelope Creek, and eventually to Antelope Creek would be minimal.

The storage and use of diesel fuel, gasoline and other miscellaneous chemicals and reagents on site have the potential, if spilled, to contaminate surface waters within the project area and along the site’s access roads. Surface water quality impacts from spills could occur as a result of an accident during transportation, storage, or use of materials such as diesel fuel. Proper transportation, storage, handling and use of project related materials will be implemented. Hazardous materials and wastes will be stored within the east pit perimeter, thus preventing any discharge to Little Antelope Creek. Proper placarding of vehicles containing such materials will be used to identify the material in the event of an accident. Proper emergency procedures will be implemented in the event of an accident or a spill as called for in the site’s Spill Prevention, Control and Countermeasure (SPCC) Plan.

Acid Rock Drainage

Understanding the geochemical behavior of rock material to be mined at the Hollister Mine was important in assessing the potential impacts on the surrounding environment. Geochemical effects from mining operations can include the formation of ARD, which is also commonly referred to as acid mine drainage. In 1980, the American Geological Institute defined ARD as follows:

Drainage with a pH of 2.0 to 4.5 from mines and mine waste rock. It results from the oxidation of sulfides exposed during mining, which produces sulfuric acid and sulfate salts. The acid dissolves the minerals in the rocks, fur ther degrading the quality of the drainage water.

Rock samples collected from core holes and boreholes, which were drilled at or near the proposed Hollister project area, were used to determine the geochemical characteristics of the material. The samples collected and analyzed represent the major rock types to be encountered at the Hollister Mine: quartzite, argillite and siltite.

The potential that the Hollister waste rock material will generate ARD was evaluated by running a series of acid-base accounting (ABA) tests. The results of the ABA tests showed that 70 of 71 samples were considered acid generating, based on NDEP guidelines.

Based on the results of the ABA testing, both waste rock and ore have a very high potential to generate ARD. As waste rock is moved to the surface and placed in the waste rock dump, weathering of this rock (oxidation) could occur, possibly resulting in a reduction in the pH of meteoric water coming into contact with the material and potential leaching of metals and other constituents.

Recognizing the potential for ARD, Hecla (Great Basin Gold’s predecessor) constructed a lined waste rock disposal facility and fluid collection system that operates under procedures to add dolomite material to reduce or eliminate the production of ARD. Great Basin Gold expanded the fully-lined, low-permeability waste rock storage facility in 2008 and added an additional fluid collection and management system. The addition of

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dolomite continues to be an on-going operational practice in accordance with BLM and NDEP permit requirements and stipulations. Reclamation and closure plans for the waste rock disposal facility have been approved by both BLM and NDEP to ensure there are no long-term effects as a result of ARD.

Permitting and Regulatory Compliance

A number of federal, state and county permits and approvals are required for the Hollister Mine. Because the project involves underground mining, large-scale surface disturbance will be avoided. In addition, much of the existing on-site surface (already permitted) infrastructure used to facilitate the underground exploration activities will continue in use for future mining. The majority of the new and upgraded surface infrastructure needed to facilitate mining will be located within areas previously disturbed by historic open-pit mining. This situation and proposed strategy will simplify the permitting effort necessary to bring the Hollister Mine into production and should lessen the time necessary to obtain new permits or receive permit amendments.

The BLM Elko office has required that the environmental analysis required for the Plan of operations amendment is an Environmental Impact Statement (EIS). The initiation of the EIS process in conjunction with the BLM is currently underway. As stated above due to the fact that the project has been running for a number of years, sufficient, actual environmental data is available assist to streamline the EIS process.

Prior to the completion of the EIS process and receiving BLM’s approval of the amended Plan of Operations, the underground exploration activities at Hollister must be conducted within the limits set out in the current Plan of operations and in the renewed Water Pollution Control Permit that the Nevada Division of Environmental Protection (NDEP) recently issued. The ongoing operations will be conducted in a manner that will fully protect the environment – including the important archaeological resources near the mine – and will not create any additional surface disturbance or other new environmental impacts.

Using the existing infrastructure, the planned 2009 underground program will develop approximately 260,000 tons of rock (both waste and ore) – similar to the volume of rock developed and removed from the underground workings in 2008. It is anticipated that the planned 2009 activities could result in the recovery of approximately 110,000 tons of ore. This ore will be processed off-site in accordance with the NDEP Water Pollution Control Permit to determine the metallurgical characteristics thereof.

Great Basin Gold will pursue permits and approvals for future activities according to the following general goals and objectives:

1)	Maintain continuous operations from exploration into production (recognizing that decisions for future ore production have yet to be made);

2)	Consider long-term operations in the permitting of continued exploration work and pre-production development activities so that such work will not hinder future ore production;

3)

Maintain, as practical, future facilities within the existing exploration plan of operation’s area (essentially the “east” pit area) or within areas of previous surface mining disturbance. This goal is based on the presence of sensitive archaeological artifacts in the area surrounding the project site; and

4)	Minimize disturbance and/or disruption to ongoing exploration activities and facilities.

The major focus for future permitting activities at the Hollister Mine will involve the following items:

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1)

Implement an underground dewatering system that will allow surface discharge of ground water into Little Antelope Creek adjacent to the mine site. This will require a NPDES permit from NDEP. There have been numerous discussions with NDEP officials on this matter, and the required work is currently underway to obtain this “minor” NPDES permit;

2)

Allow for the additional surface infrastructure needed for ore production. This infrastructure will include a new on-site office, dry and warehouse complex, a backfill batch plant, upgraded potable, utility and firewater tanks and piping, an ore sampling plant, a ventilation borehole, site access upgrade an onsite electric substation, and an electric transmission line into the property.

Social and Human Resources

At the present, Great Basin Gold employees access the Hollister site from the town of Winnemucca via the Midas-Tuscarora and Ivanhoe roads.

Winnemucca is a town with a population of nearly 8,000 people, has available housing, and offers a variety of community and public services to residents and visitors. This town is the county seat of Humboldt County. Elko is the county seat of Elko County and has a population of nearly 17,000 people. Near the town of Elko are the towns of Carlin and Spring Creek, with populations of around 2,000 and 11,000, respectfully. These Elko County towns also have available housing, as well as offering a number of community and public services.

According to data from the Nevada Department of Employment, Training and Rehabilitation, the average 2008 income for employees within Humboldt County was slightly over US$50,000, while employees in Elko County earned on average in 2008 slightly less than US$44,000.

Miners in both Humboldt and Elko counties are well paid, and individuals employed in the mining and natural resource industries in those counties receive nearly US$61,000 as annual income based on aforementioned 2006 data. As such, mining employees, on average, are the highest paid workers in both counties.

Overall unemployment in Humboldt and Elko counties is extremely low, averaging 3.5% in March 2007 for Humboldt County and 3.7% for Elko County. This compares to 4.3% for Nevada and 4.4% for the U.S. in March 2007.

The mining and natural resource industry accounts for about 28% of employment in Humboldt County, but this industry pays nearly 42% of the total wages for Humboldt County. For Elko County, the mining and natural resource industry accounts for 12% of employment but pays about 21% of total wages. For Nevada as a whole, the mining and natural resource industry accounts for only about 1% of all employment and pays nearly 2% of the state’s total wages.

Communities in northern Nevada, towns like Winnemucca, Battle Mountain, Carlin and Elko along the Humboldt River, have a long history with mineral exploration, mining, transportation, and agriculture. Most households in these communities identify with “making a living from the land,” and these communities continue to obtain economic benefits from the high-wage jobs associated with mineral exploration and mining. Most residents in these communities also tend to value economic opportunity as represented by mining, but some also raise concerns about the impacts of such activity on land use and recreation. Great Basin Gold plans to pay wages and salaries for its employees comparable to other mines in this region. The company also will provide benefits and implement a productivity bonus system, but Great Basin Gold will implement and maintain a drug testing policy and program to ensure a safe and healthy work environment.

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To date, the Hollister project has developed a dedicated, committed core group of employees, who both enjoy the work and are enthusiastic about the project. As plans to pursue mining operations progress, the uncertainty about long-term employment has subsided, and Great Basin Gold expects to attract more workers who will appreciate the opportunity for employment longevity.

Reclamation/Closure

Great Basin Gold considers reclamation to be an integral and important component of the Hollister Mine. The overall purpose of reclamation is to return surface disturbed areas to a stabilized and productive condition following mining, and to protect long-term curtural, land, water and air resources in the area.

Reclamation and closure practices, such as those to be used at the Hollister Mine site, have been developed and successfully utilized at other mining operations in northern Nevada, as well as throughout the western United States. Great Basin Gold also understands that reclamation practices and closure technology are ever evolving and improving. Although reclamation practices have become an integral component of mining activities, and existing reclamation measures have proved to be successful at other mining operations, Great Basin Gold will take advantage of future opportunities to explore new closure techniques and implement improved reclamation measures.

The current land use surrounding the project site is primarily rangeland for livestock (cattle) grazing and general wildlife habitat; however, most of the area to be used for Hollister Mine surface facilities and infrastructure has been previously disturbed by open pit mining. Therefore, the emphasis of this reclamation plan will be to close and seal mine portals and the ventilation borehole raise, remove surface facilities and infrastructure, and establish a vegetative community on the surface areas disturbed as a result of underground mining.

Two types of reclamation will be implemented at the Hollister Mine site including:

  Construction reclamation; and,

  Final reclamation.

Construction reclamation refers to reclamation efforts on lands disturbed during the course of construction and development activities and includes activities undertaken (such as growth medium removal and stockpiling) as a prelude to final reclamation. In addition, storm water and sediment control structures (such as diversion ditches and sediment traps/detention basins) will be constructed and/or upgraded to minimize the potential for erosion and sediment loading during operations.

Final reclamation activities will be implemented upon cessation of mining activities. The areas to undergo final reclamation upon project closure will include the mine portals, the ventilation borehole raise, surface facility areas, waste rock dumps, rapid infiltration basins, access roads (those not needed for long-term land use purposes), and other miscellaneous site facilities.

In general, reclamation activities (whether construction or final) will be timed to take advantage of optimal climatic conditions. Seeding will occur in the late fall to take advantage of the December to March winter moisture.

Great Basin Gold currently has a US$1,739,300 reclamation bond on file with the BLM and NDEP. It is expected that this bond will increase slightly as Great Basin Gold moves from exploration and test mining to full production.

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18.6	Taxes and Royalties

Once in production, the project will be subject to US Federal and State taxes. And royalties as per the agreements described in Section 4 above. For the purposes of this feasibility study the assumption was made that a net smelter royalty of 5% is payable.

The Hard Rock Royalty Bill has been submitted to Congress, but it is currently not certain whether it will pass or what the final composition of the Bill will be. If passed in the current form it will have the effect that additional royalties be payable in respect to the Hollister project.

18.7	Capital and Operating Costs

18.7.1	Capital Estimate Summary

The capital cost estimating was completed for the initial capital mine cost with a 10 percent added contingency, the replacement of the test mine equipment with an added 10% contingency, the sustaining cost of replacing mine equipment with an added 10% contingency, and the cost of initial development which will be capitalized with an added cost of 15% contingency. The contingencies added are consistent with feasibility cost for this class of mine cost estimate. The total LOM capital cost with all contingency is US$ 110 million over the period of 2007 through 2017. The capital cost amounts to US$80.3 per equivalent ounces of gold, based on the predicted 1.1 million ounces of gold equivalent to be produced through 2017.

Table 18.10 includes the latest estimate on the capital costs of the project. Cognizance was taken of the actual capital spend to December 31, 2008 as well as the amendments to the project since the 2007 Technical Report

TABLE 18.9 – LIFE OF MINE MINING CAPITAL COST

MINING CAPITAL COST (US$ million)	2007 TECHNICAL REPORT (US$ million)	JANUARY 2009 LIFE OF MINE ESTIMATES (US$ million)
U/G Exploration & Development	30	53
Plant (including acquisition cost)	-	10
Infrastructure	21	17
Surface Equipment	2	3
Sub Total	52	83
LoM Capital	14	27
Total Project Capital	67	110
Capital spend up to December 31, 2008	-	53
Remaining capital to be spend over LOM		57

NB : Numbers rounded.

The delay in the approval of the revised Plan of Operations (“POO”) resulted in certain infrastructure capital costs being re-scheduled to 2010 once the EIS has been completed. The revised milling strategy also impacted on the infrastructure required as

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the upgrade of roads to neighboring metallurgical facilities are no longer required. New underground equipment was purchased in 2008 resulting in the replacement of the fleet being rescheduled to 2013. The additional underground development during 2008 from the 2007 feasibility study had a positive impact on the required underground development later in the project. The Esmeralda mill and property was purchased in December 2008 with the refurbishment of the mill and related infrastructure planned for the first six months of 2009.

18.7.2	Operating Cost Summary

The operating costs for the mine include the following factors:

Ore production from underground

Ore transport to Esmeralda Mill

Ore milling costs

Costs for waste disposal of waste rock

General and administrative expenses

Costs for social programs

Royalties

TABLE 18.10 CASH COSTS PER EQUIVALENT OUNCE

CASH COSTS PER EQUIVALENT OUNCE (US$/oz)	2007 TECHNICAL REPORT (US$/oz)	JANUARY 2009 ESTIMATES FOR LOM COSTS (US$/oz)
Mine costs	179	222
Development	46	61
Ore Transport	27	60
Milling	39	50
Administration	32	33
Total	323	426

Cash cost includes direct and indirect development costs, engineering, environmental, safety, plant and site services, geology, general and administration, workman’s compensation, insurance, property tax, royalties, ore haulage, milling costs and contingencies in each section.

The increase in the cash costs is a direct result of the increased haulage cost to the Esmeralda Mill, estimates on commodity prices and the lower estimated average grade over the life of mine.

Underground Mine Operating Cost Summary

The task of estimating the mine operating cost was approached by performing a functional analysis on every mining activity. It included all labor time to perform each and every task associated with drilling, blasting, loading, hauling, backfill, stope and mine development (except capital development), ground control, roof bolting, ventilation, pumping, equipment repair and maintenance. It included all costs associated with direct

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labor, indirect labor burden, labor bonuses, as well as equipment ownership and operating cost, including consumables. The productivity estimates were very detailed and partially based on actual experience encountered in the test mine and partially based on mining experience in the Carlin mining district.

The latest estimate by management of US$ 427 per recovered equivalent oz indicates an 32% increase from the US$ 323 cost per equivalent oz reported in the 2007 Technical Report. The increase in the haulage costs to Esmeralda as well as increases in labour, consumables and other commodities contributed to this increase. The projected LoM costs compare favourably to the actual costs incurred in 2008 from Trial mining.

18.7.3	Financial Analysis

An after tax cash flow schedule has been developed for the production scenario outlined herein, and the capital and operating costs developed above. The results, at a cutoff of 0.33 oz/ton, show an estimated net present value (NPV) of US$ 94 million at a 10% discount rate and an internal rate of return of 41%.

Cash on mine operating costs are estimated at US$ 427/recovered oz. Total costs inclusive of Capital are US$ 521 / recovered oz. The cash flow includes royalties and taxes payable. The figures below include 2008 production.

TABLE 18.11 LIFE OF MINE FINANCIAL MODEL

PRODUCTION PARAMETERS	2007a	2008a	2009e	2010e	2011e	2012e	2013e	2014e	2015e	2016e	2017e	Total
Gold price per oz (US$)		800	800	800	800	800	800	800	800	800	800	800
Silver price (US$)		12	12	12	12	12	12	12	12	12	12	12
Production costs (per oz)		333	367	311	267	267	267	267	267	267	264	281
Milling cost (per oz)		239	111	111	111	111	111	111	111	111	111	111
General and administration (per oz)		34	33	33	33	33	33	33	33	33	33	33
Total cash costs (per oz)		607	511	456	411	411	411	411	411	411	408	426
Recovery		74%	90%	90%	90%	90%	90%	90%	90%	90%	90%

Tons mined ('000)		50	110	138	147	149	139	147	145	140	120	1,285
Mined grade (equivalent oz/t)		1.601	1.211	0.865	0.871	0.922	0.879	0.872	0.860	0.849	0.912	0.936
Mined AU ounces ('000)		72	121	110	121	128	114	119	116	111	102	1,114
Mined AG ounces ('000)		551	852	615	432	668	544	603	580	546	492	5,882
Total equivalent mined ounces ('000)		80	134	119	128	138	123	128	125	119	109	1,202
Total equivalent recovered ounces ('000)		60	121	107	115	124	110	115	112	107	98	1,069

CURRENCY	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil	US$ mil
Revenue	-	54	97	86	92	99	88	92	90	86	79	862
Production costs	-	(20)	(44)	(33)	(31)	(33)	(29)	(31)	(30)	(29)	(26)	(307)
Milling costs	-	(8)	(13)	(12)	(13)	(14)	(12)	(13)	(12)	(12)	(11)	(120)

Cash operating profit		26	39	40	49	52	47	49	47	45	42	435
General and administration	(25)	(11)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(3)	(69)
Capital	(17)	(38)	(24)	(13)	(5)	(3)	(7)	(3)	-	-	-	(110)

Net cash flow	(42)	(23)	11	24	39	45	36	42	44	42	38	255
Income taxes				-	(3)	(14)	(11)	(13)	(13)	(12)	(11)	(77)

Cashflow after Tax	(42)	(23)	11	24	37	32	25	30	31	29	27	179

Note : Production figures include 2008.

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18.7.4	Sensitivity Analysis

A sensitivity analysis was done against the variables of cut – off grade to illustrate the impact on Au equivalent oz, IRR and NPV (discounted at 10%). The table below illustrates the impact for cut – off grades 0.25 oz/ton, 0.30 oz/ton and 0.35 oz/ton. The cut – off grade incorporates input variables for Au price, operating costs, metallurgical recoveries, mining dilution and gold losses.

TABLE 18.13A SENSITIVITY ANALYSIS USING DIFFERENT AU CUT-OFF GRADES

Cut-off grade Au oz/t	Tons	Au oz	Ag oz	Au eq oz	IRR	NPV (10%)
0.25	1,398,219	1,185,583	5,942,876	1,256,898	47.2	106.4
0.30	1,284,503	1,113,656	5,882,495	1,184,246	41.2	93.8
0.35	998,219	915,583	4,365,303	967,967	44.1	73.6

A sensitivity analysis was done against the variables of Au price to illustrate the impact on Au equivalent oz, IRR and NPV (discounted at 5%). The table below illustrates the impact for gold price US$ 700, US$ 800. US$ 900.

TABLE 18.13B SENSITIVITY ANALYSIS USING AU PRICE

Hollister
Gold price sensitivity	Post tax IRR	Post tax NPV (5%)
		US$ m
$700 /oz	25.00%	$73.2
$800 /oz	41.20%	$129.6
$900 /oz	59.30%	$185.3

Note : Gold equivalent was calculated using the following metals prices: US$ 800/oz for Au and US$ 12/oz for Ag. These prices are the December 2008 consensus metal prices from financial institutions that management have referenced against the industrial average.

18.7.5	Capital Payback and Mine Life

Capital payback for the project is achieved five years after start of the project. The production schedule indicates a mine life of 10 years including a 1 year start-up period. There is scope to extend the mine life through ongoing exploration by extending the veins on strike and depth and also converting some of the current inferred resources into measured and indicated resources.

19	INTERPRETATION AND CONCLUSIONS

Adequacy of data density. The borehole coverage of the Hollister deposit is now approaching a collar spacing of between 100 and 300 feet, which is deemed adequate for Measured and Indicated resources categorization, respectively.

Data reliability. The database management, structure and functionality is appropriate for mine development and exploration. Protocols in place for sampling, data capture, quality assurance and quality control are in line with international standards and are appropriate for the Hollister style of mineralization.

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Any areas of uncertainty. There is uncertainty on the timing of receiving full mining permission, although current activities are fully permitted.

Exploration conclusions. The continued drilling, especially from underground, is now providing evidence of considerable continuity and data to estimate grades of two sheeted epithermal vein systems, Gwenivere and Clementine. Correspondingly there has been a commensurate increase in the quantum of resources as well as the confidence in the Measured and Indicated categories. Furthermore the drilling is indicating further potential as the mineral resources remain open-ended along strike to the East and West and down dip, as well as variably up to the Tertiary volcanic unconformity.

Completed project meets original objectives. The development project is still in progress and, in the opinion of the QPs, is on track to meet original targets.

Additional Remarks

This document updates the 2007 Technical Report in the form of a updated mineral resource estimate, and updated mining development within the Hollister Development Block Project, including :

  Life of Mine Plan, including a detailed three year mine schedule.
  Modifying factors applicable for reserve definition.
  Discussion of test mining results for 2008, including a preliminary reconciliation.

The ongoing mine development will provide access to these veins to give vital grade control data for future mine design, and also additional appropriately sized bulk samples for metallurgical tests and treatment.

Permitting to allow full development of the mine needs to be progressed. Preliminary mine plans are being developed based on the resource data and geological modelling.

The mine plan outlined herein provides access to some 1.2 million tons of Proven and Probable mineral reserves, containing 1.01 million oz of gold and 5.3 million oz of silver at a cut-off grade of 0.3 oz/ton. At a mining rate of approximately 400 tons per day the exploitation yields a 10 year mine life, at a post tax IRR of 40%. The capital cost for the mine development has been estimated at US$ 46 million. During the 2-year pre- production phase the mine will produce an estimated 160,000 oz gold equivalent. At full production the mine will produce an annual average of +/- 155,000 oz of gold equivalent.

The project is now reaching an advanced state as over 22,100 ft of development has already been completed. Over 6,600 ft has been drifting on actual veins and, as a result, approximately 40,000 tons of ore has already treated at various metallurgical facilities with recoveries consistent with those projected from bench-scale metallurgical testwork.

20	RECOMMENDATIONS

The favorable conclusions of the 2007 Technical Report, coupled with underground development progress, as well as an increase in Measured and Indicated mineral resources during 2008 have provided justification for the continued advancement of the project.

In particular it is recommended that the project be advanced by undertaking the following activities:

Engineering and Construction Program: Esmeralda Mill

Develop an engineering and construction program to refurbish the Esmeralda Mill in order to ascertain if it can provide all or part of an ore treatment solution for Hollister ore. Refurbishment of the mill may be possible as early as the end of the second quarter of 2009. The refurbishment will likely include the addition of a gravity circuit, thickener, and electro winning / elution circuit to handle the high metal contents of the

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ore and the related process engineering analysis to design and test these refurbishments.

Expansion of The Indicated And Measured Mineral Resources

Continued activities towards the goal of expansion of the Indicated and Measured mineral resources from June 2008 estimate described herein. The underground drilling programme in 2008 continued to confirm the open-ended geological extent of the Gwenivere and Clementine vein systems. The current resource estimate will be reviewed during the first quarter of 2009 incorporating additional borehole and underground sampling, as well as using a variety of estimation techniques. The base (ie “boiling zone”) of the mineral system above which economic gold and silver deposition occurs still remains unconstrained, and remains an important exploration target.

Continued underground excavation and delineation drilling

Continued underground excavation and delineation drilling is important for the delineation and modeling of the geological continuity of individual veins. Continued primary and on-vein development will be critical to establishing exposure of the veins for stope evaluation, as well as platforms for deeper and wider exploration drilling. Estimation techniques and protocols to progress the measured and indicated mineral resources into proven and probable reserve status need to be further analyzed and tested.

• 2009 decline excavation goal	:15,000

• Estimated waste tons 2009 to be removed	:165,000

• Estimated Ore tons 2009 to be removed and test-processed	:110,000

Anticipated expenditure: US$ 10 million (gross, excluding gold recovery income). This activity is subject to ascertainment with Nevada mining authorities that all the activities fall within existing or permits expected to be received in the near term.

Ore Treatment

Bulk sampling of certain veins has provided indicative metallurgical recoveries, through the treatment of material at a number of milling facilities. The recoveries are in line with the Feasibility Study, and indications are that Hollister ore should liberate 85-95% of its gold through conventional milling, gravity and cyanidation ( CIL).Trial stoping has increased confidence in optimizing the anticipated method of mining, operating efficiencies and costs.

Permitting Process

Pursue the permitting process, and in particular the initiation of the Environmental Impact Statement (“EIS”) required by the BLM, is a critical advancement precondition, and must continue in order to seek the necessary project approvals after which the final infrastructure can be constructed. In particular the commissioning of a spur with electric power is an important aspect of the permitting process as there is some surface impact. A positive aspect of this process is that Hollister is an underground operation, and most of the environmental issues are in the process or have been mitigated as a consequence of a very modest surface footprint.

Exploration

There is still considerable exploration potential on the HDB, as well as the Hatter Graben target to the east; sixteen drill targets peripheral to the HDB have been prioritized for exploration drilling. The greater Hollister claim block has significant exploration potential to host one or more additional high grade “bonanza” vein systems under the Tertiary volcanic cover. All geospatial data generated over the years by various operators is being collated and reviewed / reinterpreted during Q1

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2009. Particular emphasis is being placed on reviewing the structural interpretations, including integrating the drilling information generated over the last 10 years. The application of a high resolution heli-borne geophysical survey (eg V-TEM) to see through the Tertiary cover and improve delineation of potential ore-bearing structures.

o	Recommended exploration expenditure 2009, funding permitting
o	Surface drilling	:US$ 1.5 million (13,000 ft)
o	Airborne geophysical survey	:US$ 0.5 million
o	Underground drilling	:US$ 6.4 million (92,000 ft)

TABLE 20.1 PROPOSED BUDGET (US$M)

	Expenditure as
Proposed Budget	@	2009	2010	Remaining	Total
	December 31,
(US$ m)	2008
Total CAPEX	(55)	(24)	(13)	(18)	(110)
Operating and production costs	(64)	(62)	(49)	(321)	(496)
Taxes	-	-	-	(77)	(77)
Revenue	54	97	86	625	862
Total cash flow	(65)	11	24	209	179

Table 20.1 provides detail of the estimated capital and operating costs of the project. The margin on this project is influenced by the estimated operating and capital cost as well as the gold price obtained. Payback is achieved in 5 years after commencement of the project which have a total life of mine of 10 years, which include a 1 year start-up period.

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21	REFERENCES

Akright, Robert L. (2000) Report on the Exploration Results, Plans and Potential of the Hollister Gold Property Carlin Trend, Nevada, USA Internal Report for Great Basin Gold Ltd.

Bartlett, M.W., Enders, M.S. and Hruska, D.C., 1991: Geology of the Hollister Gold Deposit, Hollister District, Elko County Nevada, in Raines, G.L., Lisle, R.E. Schafer, R. W. and Wilkinson, W.H. eds., Geology and Ore Deposits of the Great Basin, Symposium Proceedings, pages 957 – 978.

Cain, Peter Geoscience Associates, September 2007 Technical Report the Feasibility Study of the Hollister Development Block Gold Project, Nevada, USA, for Great basin Gold Ltd, filled on www.sedar.com

Deng, Q. 1992: USX Pit Evaluation. Private Internal Report to Touchstone Resources Company, 58 pages.

Glanville R. and Banner R.H., April 2002: Summary Report for the Hollister Project, Elko County, Nevada, USA., Private Internal Report to Great Basin Gold Ltd.

Goldstrand, P. and Schmidt, K. 2000: Geology and Mineralisation in the Ken Snyder Mine Area, Elko County, Nevada. in Wallace, A.R. and John, D.A. eds., Volcanic History, Structure, and Mineral Deposits of the North-Central Northern Nevada Rift, Field Trip Guidebook 8, pages 147- 155.

Hedenquist, J. 2000: Observations on the epithermal gold veins of the Hollister deposit, Hollister property, northern Nevada. Private consulting report to Great Basin Gold Ltd., 12 pages.

Howard, K.L.Jr., and Plut, F.W. 1990: Hollister Evaluation, Private Internal Report to Touchstone Resources Company

John, D.A., Garside, L.J. Wallace, A.R., 1999: Magmatic and tectonic setting Late Cenozoic epithermal gold-silver deposits in northern Nevada, with an emphasis on the Pah Rah and Virginia Ranges and northern Nevada rift: Geological Society of Nevada Field Trip Guidebook, Special Publication No. 29, pages 65 – 148.

Leavitt, E. D., Goldstrand, P., Schmidt, K., Wallace, A.R., Spell, T. and Arehart, G.B. 2000: Geochronology of the Midas Gold-Silver Deposit and its to Volcanism and Mineralisation along the Northern Nevada Rift. In Wallace, A.R., and John, D. A. eds., Volcanic History, Structure, and Mineral Deposits of the North-Central Northern Nevada Rift, Field Trip Guidebook 8, pages 157 – 162.

Moore, B. 2000: Geoflite Microfracture Trends and Exploration Targets, Summary comments, 1:6000 scale map and personal verbal communication, May 15, 2000.

Muerhoff, 2008.

Oelofse, J and Van der Heever, D July 2007, “Technical Report on the Resource estimate for the Hollister Development Block Gold Project”authored by, filed on SEDAR;

Riedell, K.B., Ellington, M.D., Johnson, N.A., McMillan, S.L., 1994: Hollister and Hollister projects Elko County, Nevada. 1992-1993 Exploration Programs with Recommendations for 1994: Newmont Exploration Limited report to Joint Venture committee, 81 pages.

David M.R. Stone (Minefill Services, Inc.) April 2007, “Revised Technical Report and updated preliminary assessment of Hollister Project”authored by, filed on SEDAR;

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Wallace, A.R. 1991: Effect of Late Miocene Extension on the Exposure of Gold Deposits in North-Central Nevada, in Raines, G.L., Lisle, R.E., Schafer, R.W. and Wilkinson, W. H. eds, Geology and Ore Deposits of the Great Basin, pages 179 – 184.

Wober, G and Stone, D.R. April 2007, “Revised Technical Report Update on the Exploration Activities on the Hollister Gold Project, Nevada USA” filed on SEDAR;

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22	DATE AND SIGNATURE PAGE

	Effective Date	: December 31, 2008
	Report Date	: February 18, 2009

Signed and sealed
Johan Oelofse, SAIMM

Signed and sealed
Deon van der Heever, Pr.Sci.Nat.

Signed and sealed
Philip Nelson Bentley, Pr.Nat.Sci.

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23 CERTIFICATES

Johannes Gerhardus Oelofse, PrEng.

 412 Katherine Quay

Sandton,

South Africa

I, Johannes Gerhardus Oelofse, of Johannesburg, Republic of South Africa, do hereby certify that:

1.

I am a graduate in Mining with a Bachelor of Science degree from the University of Pretoria 1985, and a MSc in Mining Engineering from Camborne School of Mines in 1988 and have practiced my profession continuously since graduation.

2.	I am a registered member in good standing of the Association of Professional Engineers of South Africa and a Fellow of the South African Institute for Mining and Metallurgy(Nr 35842),

3.	I have worked as a Mining Engineer for a total of 24 years since my graduation.

4.	My relevant experience for the purpose of the Technical Report is:

More than 24 years experience in the mining sector, in particular Africa, Asia The Western USA and the CIS. I have suitable key skills in mining engineering, specifically planning and constructing, operating of underground and open cast mines, processing plants, and mining management. I have extensive experience in the execution of due diligences, and managing pre-feasibility and feasibility studies.

5.	I am the Chief Operating Officer for Great Basin Gold Ltd. with a business office at 138 West Street, Sandown, RSA.

6.	The management of the HDB project is one of my responsibilities. I also co-authored a report on the Project in July 2007.

7.	I am not independent of Great Basin Gold Ltd. by virtue of being employed by it.

8.

I am a co-author of this report entitled “Technical Report Update On “The 2007 Feasibility Study And Mineral Resources For The Hollister Development Block Gold Project, Elko, County, Nevada, dated February 18, 2009 and in particular am responsible for Sections 1- 5, 16 and 18-20 of this report.

9.	I have visited the property on a monthly basis since April 2007 to June 2008.

10.	I have read National Instrument 43-101.

11.

I, as of the date of this certificate and to the best of my knowledge, believe that the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12.	I consent to the use of the Technical Report for disclosure purposes of Great Basin Gold Ltd.

Signed in the city of Johannesburg, South Africa on this 18th day of February 2009

/s/Johan Oelofse
………………………….
Johan Oelofse Pr.Eng. Fellow SAIMM

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Philip Nelson Bentley, Pr Nat Sci.
9a Trilby Street, Oaklands
Johannesburg, South Africa

I, Philip Nelson Bentley, of Johannesburg, Republic of South Africa, do hereby certify that:

1	I am a graduate of Victoria University of Wellington New Zealand, and Rhodes University, Grahamstown, South Africa. I have the following qualifications:

BSc (Hons) VUW (NZ) 1979 Geology; MSc (Thesis) VUW (NZ) 1981 Economic

Geology MSc (MinEx) Rhodes Univ (RSA) 1984 Distinction

2.

I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP, Reg. No 400208/05), and are a Member of the Geological Societies of South Africa and Nevada, USA;

3.	I have worked as a Geologist/Geoscientist for a total of 27 years since my graduation.

My relevant experience for the purpose of the Technical Report is:

More than 27 years experience in the mineral exploration and mining sector, in particular Africa, Australasia and the western USA. He has key skills in Au and Au-Cu metallogeny; granite /pegmatite deposits and related tantalite/tin mineralisation; mineral exploration management; the geology, orebody modelling and economic assessment of mineral deposits; the geological evaluation of ore reserves and resources; due diligences, and managing pre-feasibility and feasibility studies;

4.	I am employed by Great Basin Gold as Vice President : Geology and Exploration and is not independent of Great Basin, and has had no prior involvement with the property”.

5.

I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101;

6.

I am a co-author of this report entitled “technical report update on “the 2007 Feasibility Study and Mineral Resources for the Hollister development block gold project, Elko, county, Nevada, dated February 18, 2009 and in particular are responsible for sections 6- 14, 19 and 20.

7.	I have visited the Property in September, November 2008 and January 2009;

8.	To the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 18th day of February 2009

/s/Philip Bentley………………………….
Philip Nelson Bentley, Pri. Sci. Nat.

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Deon van der Heever

I, Gideon Johannes (Deon) van der Heever, Pri.Sci.Nat., do hereby certify that:

1.	I am Executive Director of Geologix Mineral Resource Consultants (Pty.) Ltd., P.O. Box 20, Potchefstroom, South Africa, 2500.

2.	I am a graduate of The Rand Afrikaans University (RAU), 1987, BSc. Hons (Geology)

3.	I am registered as a Professional Natural Scientist with the South African Council for Natural Scientific Professions (SACNASP)

4.	I have worked as a Geologist/Geoscientist for a total of 17 years since my graduation. My relevant experience for the purpose of the Technical Report is:

1990-1992 Geologist West Driefontein Gold Mine
1992-1994 Geologist Deelkraal Gold Mine
1994-1997 Senior Geologist East Driefontein Gold Mine
1997-2001 Mineral resource manager South Deep (Placer Dome Western Areas Joint Venture)
2001 to present, Consultant and Director, GeoLogix (Pty.) Ltd.

5.
I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.
I am a co-author of this report entitled “Technical Report Update On “The 2007 Feasibility Study And Mineral Resources For The Hollister Development Block Gold Project, Elko, County, Nevada, dated February 18, 2009 and in particular am responsible for sections 6- 17.

7.	I co-authored a report on the Project in July 2007.

8.	I visited the Property in February 2007.

9.
To the best of my knowledge, information and belief, my section of this Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10.	I am independent of Great Basin Gold Ltd. as set out in section 1.4 of National Instrument 43- 101.

11.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12.
I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Signed in the city of Johannesburg, South Africa on this 18th day of February 2009

/s/G.J. van der Heever
………………………….
G J (Deon) van der Heever, Pri. Sci. Nat.

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APPENDIX 1: CLAIM LIST AND OBLIGATIONS

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CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBER
OLD TIMERS 5	NMC-087306	WDF 7	NMC-395841
OLD TIMERS 6	NMC-087307	WDF 8	NMC-395842
OLD TIMERS 7	NMC-087308	WDF 9	NMC-395843
OLD TIMERS 8	NMC-087309	WDF 10	NMC-395844
OLD TIMERS 9	NMC-087310	WDF 11	NMC-395845
JIGGS 1	NMC-087311	WDF 12	NMC-395846
JIGGS 2	NMC-087312	WDF 13	NMC-395847
JIGGS 3	NMC-087313	WDF 14	NMC-395848
JIGGS 4	NMC-087314	WDF 15	NMC-395849
JIGGS 5	NMC-087315	WDF 16	NMC-395850
CAR 1	NMC-103752	WDF 17	NMC-395851
CAR 2	NMC-103753	WDF 18	NMC-395852
CAR 3	NMC-103754	WDF 19	NMC-395853
CAR 4	NMC-103755	WDF 25	NMC-395859
CAR 5	NMC-103756	WDF 26	NMC-395860
BILLY 6	NMC-103763	WDF 27	NMC-395861
BILLY 7	NMC-103764	WDF 28	NMC-395862
PICKUP 2	NMC-103765	WDF 29	NMC-395863
GAPFILLER	NMC-103767	WDF 30	NMC-395864
GAPFILLER 1	NMC-103768	WDF 31	NMC-395865
JERRY 1	NMC-103769	WDF 32	NMC-395866
JERRY 2	NMC-103770	WDF 33	NMC-395867
JERRY 3	NMC-103771	WDF 34	NMC-395868
JERRY 4	NMC-103772	WDF 35	NMC-395869
JERRY 5	NMC-103773	WDF 36	NMC-395870
JERRY 6	NMC-103774	WDF 37	NMC-395871
JERRY 7	NMC-103775	WDF 38	NMC-395872
JERRY 8	NMC-103776	WDF 39	NMC-395873
JERRY 9	NMC-103777	WDF 40	NMC-395874
JERRY 10	NMC-103778	WDF 41	NMC-395875
JERRY 11	NMC-103779	WDF 42	NMC-395876
JERRY 12	NMC-103780	WDF 43	NMC-395877
JERRY 13	NMC-103781	WDF 44	NMC-395878
JERRY 14	NMC-103782	WDF 45	NMC-395879
JERRY 15	NMC-103783	WDF 46	NMC-395880
JERRY 16	NMC-103784	WDF 47	NMC-395881
JERRY 17	NMC-103785	WDF 48	NMC-395882
JERRY 18	NMC-103786	WDF 49	NMC-395883
JERRY 19	NMC-103787	WDF 50	NMC-395884
JERRY 20	NMC-103788	WDF 67	NMC-395901
JERRY 21	NMC-103789	WDF 68	NMC-395902
JERRY 23	NMC-103790	WDF 69	NMC-395903
JERRY 24	NMC-103791	WDF 70	NMC-395904
JERRY 25	NMC-103792	WDF 71	NMC-395905
JERRY 28	NMC-103793	WDF 72	NMC-395906
JERRY 29	NMC-103794	WDF 73	NMC-395907
JERRY 30	NMC-103795	WDF 74	NMC-395908
JERRY 31	NMC-103796	WDF 75	NMC-395909
WDF 1	NMC-395835	WDF 76	NMC-395910
WDF 2	NMC-395836	WDF 77	NMC-395911
WDF 3	NMC-395837	WDF 78	NMC-395912
WDF 4	NMC-395838	WDF 79	NMC-395913
WDF 5	NMC-395839	WDF 80	NMC-395914
WDF 6	NMC-395840	WDF 81	NMC-395915

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CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBERS
WDF 82	NMC-395916	LAY 57	NMC-402909
WDF 83	NMC-395917	LAY 58	NMC-402910
WDF 84	NMC-395918	LAY 107	NMC-402959
WDF 85	NMC-395919	LAY 109	NMC-402961
WDF 86	NMC-395920	LAY 111	NMC-402963
WDF 105	NMC-395939	LAY 113	NMC-402965
WDF 106	NMC-395940	LAY 115	NMC-402967
WDF 107	NMC-395941	ANT 8	NMC-405029
WDF 108	NMC-395942	ANT 9	NMC-405030
WDF 109	NMC-395943	ANT 10	NMC-405031
WDF 110	NMC-395944	ANT 11	NMC-405032
WDF 111	NMC-395945	ANT 12	NMC-405033
WDF 112	NMC-395946	ANT 13	NMC-405034
WDF 113	NMC-395947	ANT 14	NMC-405035
WDF 114	NMC-395948	ANT 15	NMC-405036
WDF 115	NMC-395949	ANT 16	NMC-405037
WDF 116	NMC-395950	ANT 17	NMC-405038
WDF 117	NMC-395951	ANT 18	NMC-405039
WDF 118	NMC-395952	ANT 19	NMC-405040
WDF 119	NMC-395953	ANT 20	NMC-405041
WDF 120	NMC-395954	ANT 21	NMC-405042
WDF 121	NMC-395955	ANT 22	NMC-405043
WDF 157	NMC-395976	ANT 23	NMC-405044
WDF 158	NMC-395977	ANT 24	NMC-405045
WDF 159	NMC-395978	ANT 25	NMC-405046
WDF 160	NMC-395979	ANT 26	NMC-405047
WDF 161	NMC-395980	ANT 27	NMC-405048
WDF 162	NMC-395981	ANT 28	NMC-405049
WDF 163	NMC-395982	ANT 29	NMC-405050
WDF 164	NMC-395983	ANT 30	NMC-405051
WDF 165	NMC-395984	JOE 1	NMC-428057
WDF 216	NMC-396020	JOE 2	NMC-428058
LAY 11	NMC-402863	JOE 3	NMC-428059
LAY 12	NMC-402864	JOE 4	NMC-428060
LAY 13	NMC-402865	JOE 5	NMC-428061
LAY 14	NMC-402866	JOE 6	NMC-428062
LAY 15	NMC-402867	JOE 7	NMC-428063
LAY 16	NMC-402868	JOE 8	NMC-428064
LAY 17	NMC-402869	JOE 9	NMC-428065
LAY 18	NMC-402870	JOE 10	NMC-428066
LAY 19	NMC-402871	JOE 11	NMC-428067
LAY 20	NMC-402872	JOE 12	NMC-428068
LAY 21	NMC-402873	JOE 13	NMC-428069
LAY 22	NMC-402874	JOE 14	NMC-428070
LAY 23	NMC-402875	JOE 15	NMC-428071
LAY 24	NMC-402876	JOE 16	NMC-428072
LAY 49	NMC-402901	HOL 10	NMC-500485
LAY 50	NMC-402902	HOL 11	NMC-500486
LAY 51	NMC-402903	HOL 12	NMC-500487
LAY 52	NMC-402904	HOL 13	NMC-500488
LAY 53	NMC-402905	HOL 14	NMC-500489
LAY 54	NMC-402906	HOL 15	NMC-500490
LAY 55	NMC-402907	HOL 16	NMC-500491
LAY 56	NMC-402908	HOL 17	NMC-500492

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CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBERS
HOL 18	NMC-500493	CLYN 49	NMC-679507
HOL 29	NMC-500504	CLYN 50	NMC-679508
HOL 30	NMC-500505	CLYN 51	NMC-679509
MWB 1	NMC-515540	CLYN 52	NMC-679510
MWB 2	NMC-515541	CLYN 53	NMC-679511
PICKUP 1	NMC-617440	CLYN 54	NMC-679512
CLYN 1	NMC-679459	CLYN 55	NMC-679513
CLYN 2	NMC-679460	CLYN 56	NMC-679514
CLYN 3	NMC-679461	CLYN 57	NMC-679515
CLYN 4	NMC-679462	CLYN 58	NMC-679516
CLYN 5	NMC-679463	CLYN 59	NMC-679517
CLYN 6	NMC-679464	CLYN 60	NMC-679518
CLYN 7	NMC-679465	CLYN 61	NMC-679519
CLYN 8	NMC-679466	CLYN 62	NMC-679520
CLYN 9	NMC-679467	CLYN 63	NMC-679521
CLYN 10	NMC-679468	CLYN 64	NMC-679522
CLYN 11	NMC-679469	CLYN 65	NMC-679523
CLYN 12	NMC-679470	CLYN 66	NMC-679524
CLYN 13	NMC-679471	CLYN 67	NMC-679525
CLYN 14	NMC-679472	CLYN 68	NMC-679526
CLYN 15	NMC-679473	CLYN 69	NMC-679527
CLYN 16	NMC-679474	CLYN 70	NMC-679528
CLYN 17	NMC-679475	CLYN 71	NMC-679529
CLYN 18	NMC-679476	CLYN 72	NMC-679530
CLYN 19	NMC-679477	CLYN 73	NMC-679531
CLYN 20	NMC-679478	CLYN 74	NMC-679532
CLYN 21	NMC-679479	CLYN 75	NMC-679533
CLYN 22	NMC-679480	CLYN 76	NMC-679534
CLYN 23	NMC-679481	CLYN 77	NMC-679535
CLYN 24	NMC-679482	CLYN 78	NMC-679536
CLYN 25	NMC-679483	CLYN 79	NMC-679537
CLYN 26	NMC-679484	CLYN 80	NMC-679538
CLYN 27	NMC-679485	CLYN 81	NMC-679539
CLYN 28	NMC-679486	CLYN 82	NMC-679540
CLYN 29	NMC-679487	CLYN 83	NMC-679541
CLYN 30	NMC-679488	CLYN 84	NMC-679542
CLYN 31	NMC-679489	CLYN 85	NMC-679543
CLYN 32	NMC-679490	CLYN 86	NMC-679544
CLYN 33	NMC-679491	CLYN 87	NMC-679545
CLYN 34	NMC-679492	CLYN 88	NMC-679546
CLYN 35	NMC-679493	CLYN 89	NMC-679547
CLYN 36	NMC-679494	CLYN 90	NMC-679548
CLYN 37	NMC-679495	CLYN 91	NMC-679549
CLYN 38	NMC-679496	CLYN 92	NMC-679550
CLYN 39	NMC-679497	CLYN 93	NMC-679551
CLYN 40	NMC-679498	CLYN 94	NMC-679552
CLYN 41	NMC-679499	CLYN 95	NMC-679553
CLYN 42	NMC-679500	CLYN 96	NMC-679554
CLYN 43	NMC-679501	CLYN 97	NMC-679555
CLYN 44	NMC-679502	CLYN 98	NMC-679556
CLYN 45	NMC-679503	CLYN 99	NMC-679557
CLYN 46	NMC-679504	CLYN 100	NMC-679558
CLYN 47	NMC-679505	CLYN 101	NMC-679559
CLYN 48	NMC-679506	CLYN 102	NMC-679560

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CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBERS
CLYN 103	NMC-679561	CLYN 157	NMC-679615
CLYN 104	NMC-679562	CLYN 158	NMC-679616
CLYN 105	NMC-679563	CLYN 159	NMC-679617
CLYN 106	NMC-679564	CLYN 160	NMC-679618
CLYN 107	NMC-679565	CLYN 161	NMC-679619
CLYN 108	NMC-679566	CLYN 162	NMC-679620
CLYN 109	NMC-679567	CLYN 163	NMC-679621
CLYN 110	NMC-679568	CLYN 164	NMC-679622
CLYN 111	NMC-679569	CLYN 165	NMC-679623
CLYN 112	NMC-679570	CLYN 166	NMC-679624
CLYN 113	NMC-679571	CLYN 167	NMC-679625
CLYN 114	NMC-679572	CLYN 168	NMC-679626
CLYN 115	NMC-679573	CLYN 169	NMC-679627
CLYN 116	NMC-679574	CLYN 170	NMC-679628
CLYN 117	NMC-679575	CLYN 171	NMC-679629
CLYN 118	NMC-679576	CLYN 172	NMC-679630
CLYN 119	NMC-679577	CLYN 173	NMC-679631
CLYN 120	NMC-679578	CLYN 174	NMC-679632
CLYN 121	NMC-679579	CLYN 175	NMC-679633
CLYN 122	NMC-679580	CLYN 176	NMC-679634
CLYN 123	NMC-679581	CLYN 177	NMC-679635
CLYN 124	NMC-679582	CLYN 178	NMC-679636
CLYN 125	NMC-679583	CLYN 179	NMC-679637
CLYN 126	NMC-679584	CLYN 180	NMC-679638
CLYN 127	NMC-679585	CLYN 181	NMC-679639
CLYN 128	NMC-679586	CLYN 182	NMC-679640
CLYN 129	NMC-679587	CLYN 183	NMC-679641
CLYN 130	NMC-679588	CLYN 184	NMC-679642
CLYN 131	NMC-679589	CLYN 185	NMC-679643
CLYN 132	NMC-679590	CLYN 186	NMC-679644
CLYN 133	NMC-679591	CLYN 187	NMC-679645
CLYN 134	NMC-679592	CLYN 188	NMC-679646
CLYN 135	NMC-679593	CLYN 189	NMC-679647
CLYN 136	NMC-679594	CLYN 190	NMC-679648
CLYN 137	NMC-679595	CLYN 191	NMC-679649
CLYN 138	NMC-679596	CLYN 192	NMC-679650
CLYN 139	NMC-679597	CLYN 193	NMC-679651
CLYN 140	NMC-679598	CLYN 194	NMC-679652
CLYN 141	NMC-679599	CLYN 195	NMC-679653
CLYN 142	NMC-679600	CLYN 196	NMC-679654
CLYN 143	NMC-679601	CLYN 197	NMC-679655
CLYN 144	NMC-679602	CLYN 198	NMC-679656
CLYN 145	NMC-679603	CLYN 199	NMC-679657
CLYN 146	NMC-679604	CLYN 200	NMC-679658
CLYN 147	NMC-679605	CLYN 201	NMC-679659
CLYN 148	NMC-679606	CLYN 202	NMC-679660
CLYN 149	NMC-679607	CLYN 203	NMC-679661
CLYN 150	NMC-679608	CLYN 204	NMC-679662
CLYN 151	NMC-679609	CLYN 205	NMC-679663
CLYN 152	NMC-679610	CLYN 206	NMC-679664
CLYN 153	NMC-679611	CLYN 207	NMC-679665
CLYN 154	NMC-679612	CLYN 208	NMC-679666
CLYN 155	NMC-679613	CLYN 209	NMC-679667
CLYN 156	NMC-679614	CLYN 211	NMC-679669

132
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBER!
CLYN 212	NMC-679670	ROBBIE 10A	NMC-680353
CLYN 213	NMC-679671	ROBBIE 11A	NMC-680354
CLYN 214	NMC-679672	ROBBIE 12A	NMC-680355
CLYN 215	NMC-679673	ROBBIE 13A	NMC-680356
CLYN 216	NMC-679674	ROBBIE 14A	NMC-680357
CLYN 217	NMC-679675	ROBBIE 15A	NMC-680358
CLYN 218	NMC-679676	ROBBIE 16A	NMC-680359
CLYN 219	NMC-679677	ROBBIE 17A	NMC-680360
CLYN 220	NMC-679678	ROBBIE 18A	NMC-680361
CLYN 221	NMC-679679	ROBBIE 19A	NMC-680362
CLYN 222	NMC-679680	ROBBIE 20A	NMC-680363
CLYN 223	NMC-679681	ROBBIE 21A	NMC-680364
CLYN 224	NMC-679682	ROBBIE 22A	NMC-680365
CLYN 225	NMC-679683	ROBBIE 23A	NMC-680366
CLYN 226	NMC-679684	ROBBIE 24A	NMC-680367
CLYN 227	NMC-679685	ROBBIE 25A	NMC-680368
CLYN 228	NMC-679686	ROBBIE 26A	NMC-680369
CLYN 229	NMC-679687	ROBBIE 27A	NMC-680370
CLYN 230	NMC-679688	ROBBIE 28A	NMC-680371
CLYN 232	NMC-679690	ROBBIE 29A	NMC-680372
CLYN 234	NMC-679692	ROBBIE 30A	NMC-680373
CLYN 235	NMC-679693	ROBBIE 31A	NMC-680374
CLYN 236	NMC-679694	ROBBIE 32A	NMC-680375
CLYN 237	NMC-679695	ROBBIE 33A	NMC-680376
CLYN 238	NMC-679696	ROBBIE 34A	NMC-680377
CLYN 239	NMC-679697	ROBBIE 37A	NMC-680378
CLYN 240	NMC-679698	ROBBIE 38A	NMC-680379
CLYN 241	NMC-679699	ROBBIE 39A	NMC-680380
CLYN 242	NMC-679700	ROBBIE 40A	NMC-680381
CLYN 243	NMC-679701	ROBBIE 41A	NMC-680382
CLYN 244	NMC-679702	ROBBIE 42A	NMC-680383
CLYN 245	NMC-679703	ROBBIE 43A	NMC-680384
CLYN 246	NMC-679704	ROBBIE 44A	NMC-680385
CLYN 247	NMC-679705	ROBBIE 45A	NMC-680386
CLYN 248	NMC-679706	ROBBIE 46A	NMC-680387
CLYN 249	NMC-679707	ROBBIE 47A	NMC-680388
CLYN 250	NMC-679708	ROBBIE 48A	NMC-680389
CLYN 251	NMC-679709	ROBBIE 49A	NMC-680390
CLYN 252	NMC-679710	ROBBIE 50A	NMC-680391
CLYN 253	NMC-679711	ROBBIE 51A	NMC-680392
CLYN 254	NMC-679712	ROBBIE 52A	NMC-680393
CLYN 255	NMC-679713	ROBBIE 53A	NMC-680394
CLYN 256	NMC-679714	ROBBIE 54A	NMC-680395
CLYN 257	NMC-679715	ROBBIE 55A	NMC-680396
CLYN 258	NMC-679716	ROBBIE 56A	NMC-680397
CLYN 259	NMC-679717	ROBBIE 57A	NMC-680398
CLYN 260	NMC-679718	ROBBIE 58A	NMC-680399
ROBBIE 1A	NMC-680346	ROBBIE 59A	NMC-680400
ROBBIE 3A	NMC-680347	ROBBIE 60A	NMC-680401
ROBBIE 5A	NMC-680348	ROBBIE 61A	NMC-680402
ROBBIE 6A	NMC-680349	ROBBIE 62A	NMC-680403
ROBBIE 7A	NMC-680350	ROBBIE 63A	NMC-680404
ROBBIE 8A	NMC-680351	ROBBIE 64A	NMC-680405
ROBBIE 9A	NMC-680352	ROBBIE 65A	NMC-680406

133
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBERS
ROBBIE 66A	NMC-680407	ROSIE 54A	NMC-685131
ROBBIE 67A	NMC-680408	ROSIE 55A	NMC-685132
ROBBIE 68A	NMC-680409	ROSIE 56A	NMC-685133
ROBBIE 69A	NMC-680410	ROSIE 57A	NMC-685134
ROBBIE 70A	NMC-680411	ROSIE 58A	NMC-685135
ROBBIE 71A	NMC-680412	ROSIE 59A	NMC-685136
ROBBIE 72A	NMC-680413	ROSIE 60A	NMC-685137
ROBBIE 73A	NMC-680414	ROSIE 61A	NMC-685138
ROBBIE 74A	NMC-680415	ROSIE 62A	NMC-685139
ROBBIE 75A	NMC-680416	ROSIE 63A	NMC-685140
ROBBIE 76A	NMC-680417	ROSIE 64A	NMC-685141
ROBBIE 77A	NMC-680418	ROSIE 65A	NMC-685142
ROBBIE 78A	NMC-680419	ROSIE 66A	NMC-685143
ROBBIE 79A	NMC-680420	ROSIE 67A	NMC-685144
ROBBIE 80A	NMC-680421	BMA 31B	NMC-750315
ROBBIE 81A	NMC-680422	BMA 32B	NMC-750316
ROBBIE 82A	NMC-680423	BMA 33B	NMC-750317
ROBBIE 83A	NMC-680424	AAG 1A	NMC-750318
ROBBIE 84A	NMC-680425	AAG 2A	NMC-750319
ROBBIE 85A	NMC-680426	AAG 3A	NMC-750320
ROBBIE 86A	NMC-680427	AAG 4A	NMC-750321
ROBBIE 87A	NMC-680428	AAG 5A	NMC-750322
ROBBIE 88A	NMC-680429	AAG 6A	NMC-750323
ROBBIE 89A	NMC-680430	AAG 7A	NMC-750324
ROBBIE 90A	NMC-680431	AAG 8A	NMC-750325
ROBBIE 91A	NMC-680432	AAG 9A	NMC-750326
ROBBIE 92A	NMC-680433	AAG 10A	NMC-750327
ROBBIE 93A	NMC-680434	AAG 11A	NMC-750328
ROBBIE 94A	NMC-680435	AAG 12A	NMC-750329
ROBBIE 95A	NMC-680436	AAG 13A	NMC-750330
ROBBIE 96A	NMC-680437	AAG 14A	NMC-750331
ROBBIE 97A	NMC-680438	AAG 15A	NMC-750332
ROBBIE 98A	NMC-680439	AAG 16A	NMC-750333
ROBBIE 99A	NMC-680440	AAG 17A	NMC-750334
ROBBIE 100A	NMC-680441	AAG 18A	NMC-750335
ROBBIE 101A	NMC-680442	AAG 19A	NMC-750336
ROBBIE 102A	NMC-680443	AAG 20A	NMC-750337
ROBBIE 103A	NMC-680444	AAG 21A	NMC-750338
ROBBIE 104A	NMC-680445	AAG 22A	NMC-750339
ROBBIE 105A	NMC-680446	AAG 23A	NMC-750340
ROBBIE 106A	NMC-680447	AAG 24A	NMC-750341
ROBBIE 107A	NMC-680448	AAG 25A	NMC-750342
ROBBIE 108A	NMC-680449	AAG 26A	NMC-750343
ROBBIE 109A	NMC-680450	AAG 27A	NMC-750344
ROBBIE 110A	NMC-680451	AAG 28A	NMC-750345
ROBBIE 111A	NMC-680452	AAG 29A	NMC-750346
HAROLDS CLUB 1A	NMC-681147	AAG 30A	NMC-750347
HAROLDS CLUB 2A	NMC-681148	AAG 31A	NMC-750348
HAROLDS CLUB 3A	NMC-681149	AAG 32A	NMC-750349
HAROLDS CLUB 4A	NMC-681150	AAG 33A	NMC-750350
HAROLDS CLUB 5A	NMC-681151	AAG 34A	NMC-750351
HAROLDS CLUB 8A	NMC-681152	AAG 35A	NMC-750352
CLYN 261	NMC-685077	AAG 36A	NMC-750353
ROSIE 53A	NMC-685130	AAG 37A	NMC-750354

134
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBERS
AAG 38A	NMC-750355	AAG 93A	NMC-750409
AAG 39A	NMC-750356	AAG 94A	NMC-750410
AAG 40A	NMC-750357	AAG 95A	NMC-750411
AAG 41A	NMC-750358	AAG 96A	NMC-750412
AAG 43A	NMC-750359	AAG 97A	NMC-750413
AAG 44A	NMC-750360	AAG 98A	NMC-750414
AAG 45A	NMC-750361	AAG 99A	NMC-750415
AAG 46A	NMC-750362	AAG 100A	NMC-750416
AAG 47A	NMC-750363	AAG 101A	NMC-750417
AAG 48A	NMC-750364	AAG 102A	NMC-750418
AAG 49A	NMC-750365	AAG 103A	NMC-750419
AAG 50A	NMC-750366	AAG 104A	NMC-750420
AAG 51A	NMC-750367	AAG 105A	NMC-750421
AAG 52A	NMC-750368	AAG 106A	NMC-750422
AAG 53A	NMC-750369	AAG 107A	NMC-750423
AAG 54A	NMC-750370	HO 1	NMC-788817
AAG 55A	NMC-750371	HO 2	NMC-788818
AAG 56A	NMC-750372	HO 3	NMC-788819
AAG 57A	NMC-750373	HO 4	NMC-788820
AAG 58A	NMC-750374	HO 5	NMC-788821
AAG 59A	NMC-750375	HO 6	NMC-788822
AAG 60A	NMC-750376	HO 7	NMC-788823
AAG 61A	NMC-750377	HO 8	NMC-788824
AAG 62A	NMC-750378	HO 9	NMC-788825
AAG 63A	NMC-750379	HO 10	NMC-788826
AAG 64A	NMC-750380	HO 11	NMC-788827
AAG 65A	NMC-750381	HO 12	NMC-788828
AAG 66A	NMC-750382	HO 13	NMC-788829
AAC 67A	NMC-750383	HO 14	NMC-788830
AAG 68A	NMC-750384	HO 15	NMC-788831
AAG 69A	NMC-750385	HO 16	NMC-788832
AAG 70A	NMC-750386	HO 17	NMC-788833
AAG 71A	NMC-750387	HO 18	NMC-788834
AAG 72A	NMC-750388	HO 19	NMC-788835
AAG 73A	NMC-750389	HO 20	NMC-788836
AAG 74A	NMC-750390	HO 21	NMC-788837
AAG 75A	NMC-750391	HO 22	NMC-788838
AAG 76A	NMC-750392	HO 23	NMC-788839
AAG 77A	NMC-750393	HO 24	NMC-788840
AAG 78A	NMC-750394	HO 25	NMC-788841
AAG 79A	NMC-750395	HO 26	NMC-788842
AAG 80A	NMC-750396	HO 27	NMC-788843
AAG 81A	NMC-750397	HO 28	NMC-788844
AAG 82A	NMC-750398	HO 29	NMC-788845
AAG 83A	NMC-750399	HO 30	NMC-788846
AAG 84A	NMC-750400	HO 31	NMC-788847
AAG 85A	NMC-750401	HO 32	NMC-788848
AAG 86A	NMC-750402	HO 33	NMC-788849
AAG 87A	NMC-750403	HO 34	NMC-788850
AAG 88A	NMC-750404	HO 35	NMC-788851
AAG 89A	NMC-750405	HO 36	NMC-788852
AAG 90A	NMC-750406	HO 37	NMC-788853
AAG 91A	NMC-750407	HO 38	NMC-788854
AAG 92A	NMC-750408	HO 39	NMC-788855

135
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

CLAIM NAME	BLM SERIAL NUMBERS	CLAIM NAME	BLM SERIAL NUMBERS
HO 40	NMC-788856	HO 94	NMC-788910
HO 41	NMC-788857	HO 95	NMC-788911
HO 42	NMC-788858	HO 96	NMC-788912
HO 43	NMC-788859	HO 97	NMC-788913
HO 44	NMC-788860	HO 98	NMC-788914
HO 45	NMC-788861	HO 99	NMC-788915
HO 46	NMC-788862	HO 100	NMC-788916
HO 47	NMC-788863	HO 101	NMC-788917
HO 48	NMC-788864	HO 102	NMC-788918
HO 49	NMC-788865	HO 103	NMC-788919
HO 50	NMC-788866	HO 104	NMC-788920
HO 51	NMC-788867	HO 105	NMC-788921
HO 52	NMC-788868	HO 106	NMC-788922
HO 53	NMC-788869	HO 107	NMC-788923
HO 54	NMC-788870	HO 108	NMC-788924
HO 55	NMC-788871	HO 109	NMC-788925
HO 56	NMC-788872	HO 110	NMC-788926
HO 57	NMC-788873	HO 111	NMC-788927
HO 58	NMC-788874	HO 112	NMC-788928
HO 59	NMC-788875	HO 113	NMC-788929
HO 60	NMC-788876	HO 114	NMC-788930
HO 61	NMC-788877	HO 115	NMC-788931
HO 62	NMC-788878	HO 116	NMC-788932
HO 63	NMC-788879	HO 117	NMC-788933
HO 64	NMC-788880	HO 118	NMC-788934
HO 65	NMC-788881	HO 119	NMC-788935
HO 66	NMC-788882	HO 120	NMC-788936
HO 67	NMC-788883	HO 121	NMC-788937
HO 68	NMC-788884	HO 122	NMC-788938
HO 69	NMC-788885	HO 123	NMC-788939
HO 70	NMC-788886	HO 124	NMC-788940
HO 71	NMC-788887	HO 125	NMC-788941
HO 72	NMC-788888	HO 126	NMC-788942
HO 73	NMC-788889	HO 127	NMC-788943
HO 74	NMC-788890	HO 128	NMC-788944
HO 75	NMC-788891	HO 129	NMC-788945
HO 76	NMC-788892	HO 130	NMC-788946
HO 77	NMC-788893	HO 131	NMC-788947
HO 78	NMC-788894	HO 132	NMC-788948
HO 79	NMC-788895	HO 133	NMC-790311
HO 80	NMC-788896	HO 134	NMC-790312
HO 81	NMC-788897	HO 135	NMC-790313
HO 82	NMC-788898	HO 136	NMC-790314
HO 83	NMC-788899	HO 137	NMC-790315
HO 84	NMC-788900	HO 138	NMC-790316
HO 85	NMC-788901	HO 139	NMC-790317
HO 86	NMC-788902	SC1	NMC-796330
HO 87	NMC-788903	SC2	NMC-796331
HO 88	NMC-788904	SC3	NMC-796332
HO 89	NMC-788905	SC4	NMC-796333
HO 90	NMC-788906	SC5	NMC-796334
HO 91	NMC-788907	SC6	NMC-796335
HO 92	NMC-788908	SC7	NMC-796336
HO 93	NMC-788909	SC8	NMC-796337

136
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

CLAIM NAME	BLM SERIAL NUMBERS
SC9	NMC-796338
SC10	NMC-796339
SC11	NMC-796340
SC12	NMC-796341
SC13	NMC-796342
SC14	NMC-796343
SC15	NMC-796344
SC16	NMC-796345
SC17	NMC-796346
SC18	NMC-796347
SC19	NMC-796348
SC20	NMC-796349
SC21	NMC-796350
SC22	NMC-796351
SC23	NMC-796352
SC24	NMC-796353
SC25	NMC-796354
SC26	NMC-796355
SC27	NMC-796356
SC28	NMC-796357
SC29	NMC-796358
SC30	NMC-796359
SC31	NMC-796360
SC32	NMC-796361
SC33	NMC-796362
SC34	NMC-796363
SC35	NMC-796364
SC36	NMC-796365
SC37	NMC-796366
SC38	NMC-796367
SC39	NMC-796368
SC40	NMC-796369
SC41	NMC-796370
SC42	NMC-796371
SC43	NMC-796372
SC44	NMC-796373
SC45	NMC-796374
SC46	NMC-796375
SC47	NMC-796376
SC48	NMC-796377
SC49	NMC-796378
SC50	NMC-796379
SC51	NMC-796380
SC52	NMC-796381
SC53	NMC-796382
SC54	NMC-796383
SC55	NMC-796384
SC56	NMC-796385
SC57	NMC-796386
SC58	NMC-796387
SC59	NMC-796388
SC60	NMC-796389
SC61	NMC-796390
SC62	NMC-796391

CLAIM NAME	BLM SERIAL NUMBERS
SC63	NMC-796392
SC64	NMC-796393
SC65	NMC-796394
CLYN 210A	NMC-842947
CLYN 231A	NMC-843122
CLYN 233A	NMC-843123
JO 1	NMC-870750
JO 2	NMC-870751
JO 3	NMC-870752
JO 4	NMC-870753
JO 5	NMC-870754
JO 6	NMC-870755
JO 7	NMC-870756
JO 8	NMC-870757
JO 9	NMC-870758
JO 10	NMC-870759
JO 11	NMC-870760
JO 12	NMC-870761
JO 13	NMC-870762

Total No. Claims: 937

137
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Ownership/Agreement	*AAGAARD Claims - 100% Rodeo Creek Gold Inc. - No Royalty*
Number of Claims *109*	
Ownership/Agreement	*HO Claims - 100% Rodeo Creek Gold Inc. - No Royalty*
Number of Claims *139*	
Ownership/Agreement	*JO Claims - 100% Rodeo Creek Gold Inc. - No Royalty*
Number of Claims *13*	
Ownership/Agreement	*ROBBIE Claims - Fouts/Hillcrest/Hi-Tech Lease with 2% Au NSR Royalty*
Number of Claims *107*	
Ownership/Agreement	*SC Claims - 100% Rodeo Creek Gold Inc. - No Royalty*
Number of Claims *65*	
Ownership/Agreement	*Touchstone/GBG/Newmont JV Claims outside reclaim area - Finley River/Hillcrest Sub-Lease 2% NSR Royalty & Newmont 3% NSR Royalty*
Number of Claims *40*	
Ownership/Agreement	*Touchstone/GBG/Newmont JV Claims outside reclaim area - Newmont 5% NSR Royalty*
Number of Claims *325*	
Ownership/Agreement	*Touchstone/GBG/Newmont JV Claims outside reclaim area - No Royalty*
Number of Claims *77*	
Ownership/Agreement	*Touchstone/GBG/Newmont JV Claims within reclaim area - Finley River/Hillcrest Sub-Lease 2% NSR Royalty & Newmont 3% NSR Royalty*
Number of Claims *5*	
Ownership/Agreement	*Touchstone/GBG/Newmont JV Claims within reclaim area - Newmont 5% NSR Royalty*
Number of Claims *55*	
Ownership/Agreement	*Touchstone/GBG/Newmont JV Claims within reclaim area - No Royalty*
Number of Claims *2*	
Grand Total *937*	

Plus 13 RIB claims held by Hecla Ventures Corp, now Hollister Venture Corp.

GRAND TOTAL: 950

138
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Unpatented Mining Claims held by Great Basin Gold through Hollister Venture Corp. (the Title transfer from Hecla Ltd is still in progress)

139
Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

APPENDIX 2: ADDITIONAL INFORMATION ON SAMPLING AND ANALYSIS PROTOCOLS

Great Basin Gold Assay Quality Control Procedures

Screen Tests

Screen (sieve) test results on the crushed and pulverized fractions of samples prepared by the ALS Chemex Elko are shown on Figures 13.8 to 13.10 in Appendix 2. The crushing and pulverization specifications are: better than 70% passing 10 mesh (2 mm) and better than 95% passing 150 mesh (106 microns), respectively. With a few minor exceptions, ALS Chemex has met the specifications.

Blanks

Blanks are essentially standards with no appreciable grade, which are used to test for precious metal contamination. Blanks inserted at the sample preparation stage can be used to test for cross-contamination between samples during the communition process, as well as other sources of contamination.

At Hollister, blanks were designated by the core logging geologist to follow samples with visible high grade gold-silver mineralisation. For the 45 blanks inserted up to borehole IH-050, ALS Chemex lab in Elko was instructed to run a blank cleaning sand or rock to immediately follow the mineralized sample through crushing, pulverization and analysis. After borehole IH-050, blanks were inserted by the Great Basin Gold sampler at Battle Mountain NV. The material used was a commercial, silica-rich, coarse landscape rock, which was bagged and tagged like a regular sample. In this case, the lab was instructed that designated samples were to be prepared and analyzed consecutively, without intervening cleaning rock.

Most of the 67 blank results are at or near the detection limit for the analytical method used, as expected. In the case of the three (3) blanks, which ran greater than 0.5 g/tonne Au, these elevated results could reasonably be attributed to the fact that they followed very high grade samples (62.2 to 350 g/tonne Au) through the crusher and pulveriser.

Standards

Reference samples (standards) have been inserted with the regular analytical sample stream since drillhole IH-002. Since borehole IH-010, standards with the same mineralogical composition as the rock material being analyzed, or project-based reference samples, have been regularly inserted at the preparation lab as anonymous, consecutively numbered pulps with the primary and inter-lab duplicate samples. These standards provide an indication of the accuracy of the analytical results.

The 2008 QAQC analyses of ALS Chemex Reno standard are included in this Appendice. Overall, the standard results are reasonable in the grade ranges of interest. The analytical performance for gold and silver of the five project-based reference samples is illustrated in the charts depicted on Figures 13.12 through 13.21 in Appendix 2. This information was monitored on a regular basis as assaying proceeded. Re-runs were performed and the results modified as necessary. The corrected values were used in the charts.

The early results from the ALS Chemex Reno lab, tended to be the most inconsistent, for both gold and silver. This formed part of the rationale for moving the primary analytical work to the North Vancouver lab.

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1108 - 1030 West Georgia Street
Vancouver BC, Canada
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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Medium grade (7.38 g/tonne Au and 144 g/tonne Ag) project standard 98GH1 was the most useful in terms of assessing mineralisation in the grade range of interest. In the 407 blind gold assays of this standard to date, none have been outside the defined limits.

The analytical performance of the low grade, (0.86 g/tonne Au and 11.5 g/tonne Ag) project standard 98GM2 was somewhat erratic. Before it was used up in August 2000, both ALS Chemex Nan and AAL reported several high over limits, (21 of 466 runs and 2 of 25 runs respectively). A few silver over limits, but no gold or silver under limits were reported for this standard. The spikes could be due to several reasons: the level of homogeneity in the bulk standard due to the presence of a few coarse gold nuggets, natural variation, analytical error, or a combination of the above.

The analytical performance of the very high grade sample (47.9 g/tonne Au and 679 g/tonne Ag) 98GV3, although very good for gold, was of concern with regard to a few of the silver results. Several results were returned by ALS Chemex which were approximately one-half the expected value. In discussion with ALS Chemex, it was determined that there were analytical errors in calculation and/or reporting these results, but that insufficient material remained for re-analysis.

Duplicates

The results of the inter-lab duplicates were viewed in a log scale scatter plot of the gold results. The grade of the original results plotted on the x axis is compared with the results from the second lab on the y axis. The overall correlation coefficient is good at 0.966, and the scatter about the x=y line appears reasonable, with generally close agreement even at the highest gold grades.

As with the standards, the regular distribution of random duplicates within the drill core samples was achieved by the use of pre-marked sample tag books.

The bulk of the duplicates were randomly selected and regularly spaced throughout the core samples. They were taken after the crushing stage of sample preparation and prior to analysis and shipped to a second laboratory for checking, The second lab pulverized and analyzed these duplicates for gold according to the same specifications as ALS Chemex. The correlation coefficient in all cases between the ALS Chemex results and the 2nd Lab data has been between 0.955 and is 0.998, which is considered acceptable..

Data Verification and Validation

There have been a number of verification and validation audits of the project drilling database between 1998 to 2007, including an independent third party consultant, Behre Dolbear & Company, Ltd.4, also verified a portion of the Great Basin Gold assay database, with positive results. Since 2007, no independent verification audits have been undertaken. There has been a steady improvement in verification and validation through database management and the application of improved geological modeling packages.

The protocol evolved over time and still applied by Great Basin Gold includes the following:

As a check on the accuracy of the digital compilation, the collar locations, down-hole surveys, sample from-to data, gold and silver analytical results, geology logs and geotechnical logs are printed out from the database. The verification process employs normally two people to manually

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

compare the printed lists with the original records, (field logs, survey notes, analytical certificates, etc.). One person reads the values on the printed list aloud, while the other person visually scans the corresponding originals for mismatched records. This method has proved an effective way of uncovering most data entry errors and omissions. Corrections were applied to the original data entry files, or by re-issue of source files from the original service provider. The corrected files are then re-imported into the database.

Verification is used to check that the digital compilation matched the original records. Validation checks were also necessary to test for obvious errors in the original source records. For example, if an errant value was logged by the downhole survey tool and entered in the database, the record would pass verification because the digital value matches the recorded number. However a drillhole plot made from the data shows an impossible kink in the drillhole trace, indicating a bad reading. Cleary, this record cannot be accepted, and since there is no simple way to re-survey the hole, this record is discarded.

Visual checks are an important part of the data validation process. Geological and analytical data are plotted in plan and cross section, and modeled in three dimensions to ensure that the digital output fits within reasonable topographic, structural, lithologic, mineralisation and veining constraints of the deposit. Standards, duplicates, blanks and metallic assays are also reviewed, as a check on the validity of the analytical results. Other tests are performed on overlapping intervals and sample interval gaps, and drillhole lengths are crosschecked in various tables.

Drilling

At Hollister, Tertiary Volcanic rocks of varying thickness, overly the Ordovician Vanini Formation, which hosts the primary exploration targets. Therefore, two methods of drilling were used: reverse circulation (RC) drilling, using a 15 cm (6 inch) bit to recover the rock cuttings (chips) in the Tertiary; diamond drilling using HQ (6.35 cm or 2.5 inch) and less commonly NQ (4.76 cm or 1.875 inch) bits to recover core in the Ordovician.

The RC holes or “pre-collars” were drilled by: Lang Exploratory Drilling of Elko NV (IH-001 through IH-007), Eklund Drilling of Elko NV (IH-008 through IH-012) and Stretch’s Exploration Inc., of Battle Mountain NV (IH-013 through IH-216). The diamond drillholes were cored by: Boart Longyear Drilling of Dayton NV (IH-002 through IH-012), Kirkness Drilling (IH-013 through IH-063) and Major Drilling (IH-064 through IH-216). There were some discrepancies between the base of the RC holes and the start of coring in the diamond drill holes.

Drillhole Location (Collar Surveys)

Historically Great Basin Gold personnel surveyed the drillhole collars locations using a transit and electronic distance measurement (EDM) device. Frontier Surveying Inc., of 229 Third Street, Elko NV, were used to determine the collar locations of drill holes using a Trimble GPS. The survey coordinates are derived from local control in Newmont Mine grid in feet. The drillhole azimuth and inclination was also determined by transit survey as a check on the orientation provided by the gyroscopic survey. Drillhole surveys were validated in the field by plotting the drill collar locations on a detailed topographic plan, and the survey notes were verified.

Drillhole Orientation (Down Hole Surveys)

Collar and downhole orientation surveys were by multi-shot gyroscopic surveys at intervals every 50 feet down the hole. Century Geophysical provided the gyro surveys for IH-001 through IH-012 in 1997-1998. The majority of the drill holes, including IH-013 to IH-216 inclusive, were surveyed by Wellbore Navigation of Tustin California. Where the orientation of the drillhole at the collar differed from the transit survey, the gyro survey was used.

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1108 - 1030 West Georgia Street
Vancouver BC, Canada
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Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Sample Information

The cuttings from the RC drill holes were passed through a cyclone and samples collected by the drill contractor for every 5 feet of advance. Most RC samples were consecutively numbered from the top of the hole, with a prefix of the drillhole number. For example, sample IH070010 is the tenth sample from drillhole IH-070, which is from 45 to 50 feet down the hole. For RC holes where sample tags were used, the from-to and sample number was recorded on a sample log.

Samples were taken from the continuous length of the core. Initially, some of the cored portions of the 1999 drillholes were sampled selectively. However, a program of infill sampling was completed in 2000, so that no sections were left un-sampled. Sample information was marked in the core boxes with sample tags and flagging tape with the depth and sample number written on it. Sample logs were used. The original sample tag books with drillhole numbers marked on them are at the Battle Mountain office.

Analytical Results

The analytical data was imported with the “<” and “>” symbols used by the laboratory. Verification of the analytical data started on June 6 2000. A report was printed for each drillhole with the Hole-ID, From, To, Interval, Sample #, Au ppb, Au g/t, Ag g/t, Chemex #, and Ag Source (purpose for determining where the reported Ag values originated from). All holes printed were saved to an Excel sheet labeled with the hole number and the date printed (e.g. IH-077(July 4).xls). This Excel file became the control for later verification. All holes checked were dated and signed by the personnel involved. Verification of the analytical results for holes IH-001 through IH-189 was completed on April 6, 2001. Other assay verification was done, including:

1.	Verify results for samples >10000 Au ppb that were assayed at the Reno Lab and at the Vancouver Lab

2.	Verifying results for samples >350 Ag g/t that were assayed at the Reno Lab and at the Vancouver Lab

3.	Verifying the results of the Standards.

Once completed, the verification was reviewed and the errors entered in a new database (Assays Corrections.mdb). From this, an error report was printed out and the main database was corrected. After the corrections were made, all the holes would be exported to an Excel file (2nd pass Export (Oct 18/00).xls) and given a final check.

Down Hole Geology

Great Basin Gold personnel at Battle Mountain Nevada participated in the verification of the geotechnical, detailed geology re-log (det-relog), sample, structure, survey, and specific gravity logs of all drill holes IH-001 through IH-216. The work was completed by September 2001. The det-relogs (lithology codes) were always checked by two people, one of which was a geologist. This work was supervised by Great Basin’s Project Manager, Dan Kilby, P.Eng. The rock codes used are described in the file "Hollister rock codes.doc".

Drill Logs

The original Great Basin Gold drill logs are filed at the Battle Mountain office along with the drill data of previous operators of the property Touchstone and Newmont. Copies of the Great Basin Gold logs are also kept in Vancouver.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Assay Certificates

The original analytical certificates stored in the Vancouver office were used to check the gold and silver values. The data are presented in g/tonne (grams per metric tonne), ppb (parts per billion), ppm (parts per million) and oz/Ton (troy ounce per short ton of 2000 pounds avoirdupois).

The following conversion factors were used:

1oz/Ton = 34.2857 g/tonne
1g/tonne = 1 ppm
1g/tonne = 1000 ppb

For the early 1998 drill holes IH-002 through IH-007, if Au-Ag metallics were done, then no regular Au-Ag assays were done at ALS Chemex in Reno.

Core Photographs

Photographs were taken of each box of diamond drill core in the IH series of holes. For the early holes IH-002 through IH-012 the core was photographed on slide film. From IH-013 through IH-216, most core photographs were taken with a digital camera, and the pictures stored on CD. For some intervals between IH-013 and IH-020, where the digital core camera was malfunctioning, photographic prints are available. The core photographs show the drillhole number, box from and to, the flagged sample number, the sample tag, a photographic distance scale and a colour bar.

RC Chip Storage

Rotary drill chips for the Great Basin Gold holes are stored at the Battle Mountain warehouse, along with a great deal of chips from the pre-1998 programs.

Core Storage

All remaining ½ drill core from the Great Basin Gold program, and much of the core from earlier programs is stored in the original core boxes at the Great Basin Gold Battle Mountain warehouse facilities.

Reject Storage

Bulk coarse reject was retained and stored. Selected coarse reject from the 1999 and 2001 drill programs, all of the 1998 reject and all of drillhole IH-214 reject, are stored at the Great Basin Gold Battle Mountain warehouse in pallet mounted wooden bins. Selection of reject was based on a minimum 0.5 Au oz /ton equivalent criteria. Samples meeting the criteria, or falling within two samples of one meeting the criteria were retained. Most of the other coarse rejects were held for a period of one year and then discarded.

Pulp Storage

All primary or master pulps, of material remaining from the original split taken at the ALS Chemex Elko sample preparation laboratory, are stored at the Great Basin Gold warehouse in Battle Mountain. A set of secondary, or analytical pulps, remaining after analysis at ALS Chemex in North Vancouver, are stored at the Great Basin Gold warehouse in Port Kells, British Columbia.

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

Secondary pulps from analysis at the ALS Chemex facility in Reno, NV are stored at Great Basin Gold warehouse in Battle Mountain.

Geotechnical Logs

Geotechnical logs exist for the cored portions of Great Basin Gold drill holes from IH-013 onward. Around drillhole IH-139 the log form was modified. The fields BRKG, WTHR, SHAPE and RGH were dropped and the fields PERSIS, APER, JRUFF, INFILL, JWTHR were added. Details on the logging parameters are provided in the appendix.

Independent Verification

Data verification was also performed on a portion of the analytical data by an independent third party. The following is an excerpt from the October 2, 2001 “Audit of Preliminary Resource Estimate for the High-Grade Gold-Silver Veins of the Hollister District, Elko County, Nevada, prepared by Behre Dolbear & Company, Ltd.:

“Behre Dolbear has selected about 5 percent of the drillholes in the Great Basin Gold database to verify the data entry against the original ALS Chemex assay certificates in Great Basin’s Battle Mountain office. Behre Dolbear noticed three samples with different gold and/or silver grades in the database file provided by Great Basin. Further examination indicates that one of the samples was based on an assay certificate of ALS Chemex in Sparks, Nevada, which was not included in the assay certificates in Great Basin’s Battle Mountain office. The other two samples were based on assay certificates superseding the original assay certificates in Great Basin’s Battle Mountain office. It was obvious that out of date assay certificates in Great Basin’s Battle Mountain office caused the confusion. Behre Dolbear believes that all the assays have been correctly entered into the Great Basin Gold database.”

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

Technical Report Update On The 2007 Feasibility Study and Mineral Resources For The Hollister Development Block Gold Project, Elko,
County, Nevada

23 GREAT BASIN GOLD, LTD. ANNUAL TURNAROUND AND QUALITY CONTROL REPORT – 2008 (ALS – CHEMEX , RENO NEVADA)

23.1 Samples Received – 2008

23.2 Work Order Turnaround – 2008

		Average Work Order TA
Number of Work Orders	504	(days)	17.1
Average # of Samples	30	Au only (days)	15.2

Detailed information on the turnaround for each work order is provided in the attached file. Further details on the turnaround for every task done on the submission, data reporting times, etc is available on-line through Webtrieve™ GRTGOL TA Data 2008.xls

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Great Basin Gold Ltd
1108 - 1030 West Georgia Street
Vancouver BC, Canada
V6E 2Y3

**TA data for certificates RE08013319 and RE08016802 are not shown in the chart above** Due to sample HVC 24502 being removed from certificate RE08013319 and added onto certificate RE08016802 on 24-Jun-08, turnaround time was increased to 139 and 133 days.

23.3 Re-Run and Re-Weigh Data – 2008

Information on any samples that were re-run on the instrument or re-weighed as part of the analytical process at ALS Chemex prior to reporting to the client is provided. The data format includes the Final Report values, the first value found in the laboratory and the reason for the repeat. GRTGOL QC RR and RW data 2008.xls

During the time period in question, the following Reruns/Reweighs were done:

METHOD	ANALYTE	TOTAL
ME-GRA21	Au & Ag	2645
ME-GRA21d	Au & Ag	398
ME-GRA22	Au & Ag	80
ME-GRA22d	Au & Ag	78
ME-SCR21	Au & Ag	106
ME-ICP41	All	1960
Grand Total		5267

23.4 Sample Preparation QC – 2008

Fineness tests to ensure crushing and pulverizing specifications are being met are done at least once per shift daily at each sample preparation station. Results of these tests on GRTGOL samples are provided in the attached file and graphs. GRTGOL Prep QC 2008.xls

23.5 Quality Control Data For AlS Chemex Standards – 2008

ALS Chemex analyzes control samples, procedure blanks and duplicate samples with every group of client samples. Results obtained on these standards whenever any samples from GRTGOL were analyzed are provided in the attached files. The file includes results for about 38500 standard determinations and more than 4200 duplicate analyses. GRTGOL QC RR and RW data 2008.xls

Example control charts for the most commonly requested procedures are provided below. Control and data for every procedure and workorder submitted by GRTGOL are available through Webtrieve™, our on-line data retrieval system.

     Great Basin Gold duplicate assays example April 2008

APPENDIX 3: CUTTING STATISTICS AND VARIOGRAMS

Gold Variograms

Decile Analysis - Au

CUTTING STATISTICS

Decile Analysis - Au

CENTRAL CLEMENTINE VEINS

Decile Analysis - Au

SOUTH GWENIVERE VEINS

% Quantile From	% Quantile To	No. of Samples	Mean Grade	Minimum Grade	Maximum Grade	Metal Content	% Metal	Graph
0	10	20	0.001	0.000	0.001	0.02	0.0	
10	20	21	0.001	0.001	0.001	0.02	0.0	
20	30	20	0.002	0.001	0.002	0.04	0.1	
30	40	21	0.003	0.002	0.004	0.05	0.1	
40	50	21	0.005	0.004	0.007	0.11	0.2	
50	60	20	0.011	0.007	0.023	0.23	0.4	
60	70	21	0.046	0.023	0.075	0.96	1.7	
70	80	20	0.119	0.075	0.187	2.38	4.3	
80	90	21	0.409	0.223	0.742	8.59	15.5	
90	100	21	2.047	0.742	4.741	42.98	77.6	
90	91	2	0.743	0.742	0.744	1.49	2.7	
91	92	2	0.804	0.769	0.838	1.61	2.9	
92	93	2	1.144	0.884	1.405	2.29	4.1	
93	94	2	1.534	1.485	1.584	3.07	5.5	
94	95	2	1.693	1.624	1.761	3.39	6.1	
95	96	2	1.819	1.764	1.874	3.64	6.6	
96	97	2	2.038	1.897	2.178	4.08	7.4	
97	98	2	2.471	2.406	2.535	4.94	8.9	
98	99	2	3.047	2.715	3.378	6.09	11.0	
99	100	3	4.134	3.378	4.741	12.40	22.4	

0.0
0.0
0.1
0.1
0.2
0.4
1.7
4.3
15.5
77.6

2.7
2.9
4.1
5.5
6.1
6.6
7.4
8.9
11.0
22.4

APPENDIX 4: UNDERGROUND AND SURFACE DRILLING RESULTS (June–December 2008)

HOLLISTER MINE DEVELOPMENT
Q3 2007 UG Drilling Results

TABLE 11.3

HOLLISTER MINE DEVELOPMENT
Q1 2008 UG Drilling Results

HOLLISTER MINE DEVELOPMENT

Q2 2008 UG Drilling Results

Vein System	Drill Hole ID	Significant Intercepts									
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results			
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gwenivere	HDB-214	438	448.3			10.3	8.92	0.601	17.18	1	34.6
				436	*440.6*	*2.6*	*2.17*	*0.113*	*3.89*	*ND*	*ND*
				440.6	*443.6*	*3*	*2.6*	*1.406*	*48.2*	*3.2*	*111*
				443.6	*444.6*	*1*	*0.87*	*0.026*	*0.84*	*0.1*	*6*
				444.6	*446.2*	*1.7*	*1.47*	*0.199*	*6.82*	*ND*	*ND*
				446.2	*447*	*0.8*	*0.69*	*0.08*	*2.74*	*ND*	*ND*
				447	*448.3*	*1.3*	*1.13*	*0.179*	*6.12*	*0.4*	*13*
Gwenivere	HDB-216	*No Significant Intercepts.*									
Gwenivere	HDB-216	*No Significant Intercepts.*									
Gwenivere	HDB-217	122	126.8			4.8	3.09	0.141	4.86	0.2	7
		168.3	161			2.7	1.74	0.417	14.3	2	70
Gwenivere	HDB-218	135.9	140.2			4.3	4.23	1.616	56.4	1.3	46
		161	163.3			2.3	2.27	0.124	4.26	3.7	126
		187.3	202			14.7	14.48	0.629	18.13	0.24	8.1
				187.3	*189*	*1.7*	*1.67*	*0.716*	*24.6*	*0.1*	*6*
				189	*191*	*2*	*1.97*	*0.304*	*10.4*	*ND*	*ND*
				191	*193*	*2*	*1.97*	*1.64*	*62.6*	*0.6*	*16*
				193	*194*	*1*	*0.98*	*0.414*	*14.2*	*ND*	*ND*
				194	*196.6*	*2.6*	*2.56*	*0.663*	*23.4*	*0.6*	*16*
				196.6	*202*	*5.4*	*5.32*	*0.127*	*4.36*	*0.2*	*6*
Gwenivere	HDB-223	244	247			3	2.8	0.144	4.93	0.9	32
Gwenivere	HDB-224	*No Significant Intercepts.*									
Gwenivere	HDB-218	122.6	127.3			4.7	4.6	0.427	14.66	62.3	1789
				122.6	*123.4*	*0.8*	*0.8*	*0.167*	*6.37*	*16.2*	*621*
				123.4	*126*	*2.6*	*2.6*	*0.66*	*19.9*	*71*	*2430*
				126	*127.3*	*1.3*	*1.2*	*0.29*	*9.94*	*37.9*	*1300*
		139.3	142.6			3.3	3.1	0.189	6.48	2.2	76
		147	148.3			1.3	1.2	0.296	10.16	0.7	26
		169.3	170.8			1.6	1.4	0.844	28.9	32.2	1106
		285	286.6			1.6	1.4	0.63	21.6	1.8	63
Gwenivere	HDB-219	43.7	44.6			0.8	0.8	0.318	10.9	10.3	352
		100	101.6			1.6	1.6	0.146	4.98	0.9	32
		135.9	140.2			4.3	4.2	1.616	56.4	1.3	46
		161	163.3			2.3	2.3	0.124	4.26	3.7	126
		187.3	202			14.7	14.6	0.536	18.36	0.24	8.13
				187.3	*189*	*1.7*	*1.7*	*0.716*	*24.6*	*0.1*	*6*
				189	*191*	*2*	*2*	*0.304*	*10.4*	*ND*	*ND*
				191	*193*	*2*	*2*	*1.64*	*62.6*	*0.6*	*16*
				193	*194*	*1*	*1*	*0.414*	*14.2*	*ND*	*ND*
				194	*196.6*	*2.6*	*2.6*	*0.663*	*23.4*	*0.6*	*16*
				196.6	*202*	*5.4*	*5.3*	*0.127*	*4.36*	*0.2*	*6*
Gwenivere	HDB-220	697.3	698.6			1.2	1	0.262	8.66	0.6	17
Gwenivere	HDB-221	182	183			1	0.8	0.128	4.39	10.3	364
Gwenivere	HDB-222	232.6	233.7			1.1	0.6	0.136	4.66	ND	ND
		241.8	243.1			1.3	0.6	0.189	6.47	0.3	11
Clementine	HDB-228	163	163.8			0.8	0.8	0.209	7.16	2.1	72
		191.6	193.6			1.9	1.9	12.36	424	62.1	2130
		332.8	333.7			0.9	0.9	15.66	536	54.1	1855
		333.7	336			2.3	2.3	0.664	22.8	4.2	144
		528.9	529.6			1	1	11.4	391	7.2	246
		748	748.9			0.9	0.9	0.669	22.6	1.9	66
Clementine	HDB-230	177.3	179.1			1.8	1.6	0.161	6.19	1.4	48
		208	210.1			2.1	1.8	1.64	66.2	8.2	283
		352.6	354.2			1.6	1.4	0.337	11.57	2.27	80
				352.6	*353.5*	*0.9*	*0.8*	*0.376*	*12.9*	*3.6*	*123*
				353.5	*354.2*	*0.7*	*0.6*	*0.286*	*9.79*	*0.6*	*17*
Clementine	HDB-231	258	259			1	0.7	0.364	12.16	0.4	14
		263.2	265.7			2.6	1.8	1.246	42.6	2	68

HOLLISTER MINE DEVELOPMENT

Q3 2008 UG Drilling Results

Vein System	Drill Hole ID			Significant Intercepts							
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results			
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Clementine	HDB-225	226.9	229.9			3.0	2.1	0.300	10.30	4.90	168.0
		300.5	305.0			4.5	3.2	0.190	6.40	0.50	16.0
Clementine	HDB-226	195.2	196.3			1.1	1.0	0.250	8.40	13.20	452.0
Clementine	HDB-227	176.6	179.1			2.5	2.4	1.010	34.50	31.00	1060.0
Gwenivere	HDB-228	*Assay results reported in Q2*									
Clementine	HDB-229	125.3	130.8			5.5	5.3	0.380	13.10	0.56	19.3
				125.3	*130.3*	*5.0*	*4.8*	*0.400*	*13.70*	*ND*	*ND*
				130.3	*130.8*	*0.5*	*0.5*	*0.220*	*7.50*	*5.00*	*204.0*
		141.5	143.0			1.5	1.4	0.310	10.60	0.30	9.0
		168.6	169.2			0.6	0.6	0.410	14.20	2.00	68.0
		191.8	193.1			1.3	1.3	1.130	38.80	35.70	1225.0
		303.2	303.7			0.5	0.5	0.620	21.40	1.70	59.0
		327.9	328.8			0.9	0.9	3.720	127.50	11.30	389.0
		330.0	330.9			0.9	0.9	0.470	16.00	1.90	66.0
Clementine	HDB-230	*Assay results reported in Q2*									
Clementine	HDB-231	*Assay results reported in Q2*									
				105.0	*107.0*	*2.0*	*2.0*	*0.210*	*7.10*	*0.50*	*10.0*
				107.0	*108.0*	*1.0*	*1.0*	*0.190*	*6.50*	*0.80*	*28.0*
Gwenivere	HDB-236	*No Significant Intercepts*									
Gwenivere	HDB-237	*Cancelled due to Drill Plan Revision*									
Gwenivere	HDB-238	128.0	137.0			9.0	8.1	0.720	24.60	20.16	690.4
				128.0	*131.8*	*3.8*	*3.4*	*0.603*	*20.70*	*16.00*	*548.0*
				131.8	*133.5*	*1.7*	*1.5*	*0.813*	*27.90*	*30.50*	*1045.0*
				133.5	*135.5*	*2.0*	*1.8*	*0.620*	*21.20*	*11.20*	*384.0*
				135.5	*137.0*	*1.5*	*1.4*	*1.020*	*34.90*	*30.70*	*1050.0*
		170.8	172.0			1.2	1.2	2.760	94.50	11.90	407.0
		179.0	180.2			1.2	1.2	0.216	7.40	1.10	36.0
		229.8	231.6			1.8	1.6	0.200	6.87	4.63	158.6
				229.8	*230.8*	*1.0*	*0.9*	*0.212*	*7.26*	*6.60*	*226.0*
				230.8	*231.6*	*0.8*	*0.7*	*0.180*	*6.37*	*2.10*	*72.0*
Gwenivere	HDB-239	*Hole Abandoned at 30' due to Ground Conditions*									
Gwenivere	HDB-240	52.8	53.6			0.8	0.8	0.218	7.46	1.70	59.0
		138.3	141.5			3.2	3.1	0.518	17.71	12.70	436.0
				138.3	*140.0*	*1.7*	*1.6*	*0.640*	*21.90*	*21.60*	*742.0*
				140.0	*141.5*	*1.5*	*1.5*	*0.387*	*13.25*	*3.20*	*109.0*
		170.0	183.0			13.0	12.6	1.575	53.96	0.78	26.5
				170.0	*174.7*	*4.7*	*4.5*	*0.126*	*4.32*	*0.20*	*7.0*
				174.7	*176.2*	*1.5*	*1.5*	*8.730*	*299.00*	*3.90*	*135.0*
				176.2	*178.0*	*1.8*	*1.8*	*1.085*	*37.20*	*0.40*	*13.0*
				178.0	*183.0*	*5.0*	*4.8*	*0.881*	*30.20*	*0.50*	*16.0*
Gwenivere	HDB-241	184.5	186.2			1.7	1.4	0.156	5.36	1.50	51.0
Exploration	HDB-242	369.4	369.9			0.5	0.5	0.164	5.61	0.30	9.0
		372.0	375.3			3.3	3.0	0.389	13.34	0.38	13.4
				372.0	*372.5*	*0.5*	*0.5*	*0.760*	*26.10*	*0.40*	*14.0*
				372.5	*373.0*	*0.5*	*0.5*	*0.010*	*0.33*	*0.20*	*6.0*
				373.0	*373.7*	*0.7*	*0.6*	*0.752*	*25.80*	*0.20*	*8.0*
				373.7	*375.3*	*1.6*	*1.4*	*0.310*	*10.65*	*0.60*	*21.0*
		418.4	419.1			0.7	0.6	0.266	9.10	0.80	29.0
Exploration	HDB-243	496.2	496.9			0.7	0.5	0.176	6.03	0.60	22.0
Gwenivere	HDB-244	*Assays Pending*									
Exploration	HDB-245A	*No Significant Intercepts*

Q4 2008 UG Drilling Results

Vein System	Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results			
		From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Gwenivere	HDB-234	45.0	45.6	0.6	0.6	0.756	25.90	6.70	230
		112.9	113.9	1.0	1.0	0.188	6.45	1.00	35
		144.2	149.0	4.8	4.8	0.249	8.54	0.28	10
		207.5	213.0	5.5	5.5	0.608	20.83	0.49	17
		249.3	249.9	0.6	0.6	0.249	8.55	0.30	12
		480.4	481.0	0.6	0.6	0.141	4.85	ND	ND
Gwenivere	HDB-235	52.3	53.1	0.8	0.8	0.450	15.30	2.70	92
		163.0	168.0	5.0	5.0	0.600	20.50	0.90	31
Gwenivere	HDB-238	128.0	137.0	9.0	8.1	0.720	24.60	20.20	690
	HDB-238	170.8	172.0	1.2	1.2	2.760	94.50	11.90	407
		179.0	180.2	1.2	1.2	0.216	7.40	1.10	36
		229.8	231.6	1.8	1.6	0.200	6.87	4.63	159
Gwenivere	HDB-240	52.8	53.6	0.8	0.8	0.218	7.46	1.70	59
		138.3	141.5	3.2	3.1	0.518	17.71	12.70	436
	HDB-240	170.0	183.0	13.0	12.6	1.575	53.96	0.80	27
Gwenivere	HDB-241	184.5	186.2	1.7	1.4	0.156	5.40	1.50	51
Gwenivere	HDB-244	139.0	139.8	0.8	0.6	0.541	18.50	6.90	236
		412.0	422.0	10.0	8.0	0.196	6.72	0.20	5
Gwenivere	HDB-246	67.2	71.0	3.8	3.6	1.535	52.70	12.00	413
		71.0	73.6	2.6	2.4	0.994	34.10	5.30	183
		107.6	108.2	0.6	0.6	0.200	6.90	5.70	197
	HDB-246	158.0	160.6	2.6	2.4	1.115	38.20	7.00	241
		216.4	217.1	0.7	0.7	0.320	11.00	1.30	44
		218.8	219.5	0.7	0.7	0.339	11.60	1.80	62
		279.9	282.1	2.2	2.1	0.225	7.70	3.90	135
Gwenivere	HDB-247	87.0	95.3	8.3	6.8	1.164	39.90	6.80	232
	HDB247	190.4	191.7	1.3	1.1	1.160	39.70	17.40	598
Gwenivere	HDB-248	131.8	132.6	0.8	0.5	0.572	19.60	5.40	184
		264.0	265.2	1.2	0.8	0.529	18.10	1.90	66
		333.5	334.4	0.9	0.6	0.125	4.28	0.30	11
Gwenivere	HDB-249	94.2	99	4.8	4.1	8.215	280.80	36.00	1235
	HDB-249	206.0	210.1	3.9	3.4	4.130	141.50	9.70	331
		237.0	237.8	0.8	0.7	0.201	6.91	1.90	67
		299.6	304.1	4.5	3.9	0.149	5.12	2.30	78
Gwenivere	HDB-250	87.2	88.3	1.1	1.0	0.746	25.60	6.30	215
		95.1	96.1	0.9	0.8	0.258	8.84	14.20	487
	HDB-250	173.0	177.0	4.0	3.8	1.525	52.30	6.88	235
		220.4	221.5	1.1	1.0	0.415	14.20	0.40	14
		247.1	248.0	0.9	0.8	0.178	6.11	0.90	30
		339.0	342.5	3.5	3.3	0.449	15.40	8.20	280
Gwenivere	HDB-275	70.5	71.2	0.7	0.4	0.270	9.27	9.80	337
	HDB-275	142.0	144.9	2.9	1.7	3.510	120.00	17.20	591
		282.3	284.9	2.6	1.5	0.320	11.00	0.60	20
Gwenivere	HDB-276	113.0	116.0	3.0	1.7	1.310	44.90	10.70	366
	HDB-276	122.0	127.0	5.0	3.5	1.470	44.60	7.40	255
		251.0	253.0	2.0	1.4	0.360	12.35	1.30	44
Gwenivere	HDB-277	49.7	50.6	0.9	0.7	8.170	280.00	15.30	523
	HDB-277	105.7	113.0	7.3	6.0	2.240	73.80	15.60	362
		211.4	212.2	0.8	0.7	0.750	25.60	1.60	55
		436.0	438.0	2.0	1.6	0.210	7.08	<0.1	<5
Gwenivere	HDB-236	*No Significant Intercepts*							
Gwenivere	HDB-239	*Hole Abandoned at 30' due to Ground Conditions*							
Gwenivere	HDB-232	*Cancelled due to Drill Plan Revision*							
Gwenivere	HDB-233	*Cancelled due to Drill Plan Revision*							
Gwenivere	HDB-237	*Cancelled due to Drill Plan Revision*

Q2 2008 Surface Drilling Results

Q3 2008 Surface Drilling Results

Q4 2008 Surface Drilling Results (to November)

Q4 2008 Surface Drilling Results (to November)

Vein System	Drill Hole ID	Significant Intercepts									
		Vein Intersect		Sample Interval		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results			
		From	To	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
Hatter	H8-275	1882.6	1883.6	1882.6	1883.6	1.0	0.9	0.033	1.13	0.07	2.3
Graben				hole cut early due to stop work order							
Leach Pad	H7-278			no significant intercepts							
				hole cut early at 846' due to stop work order							
Hatter	H8-264	1570.0	1571.0			1.0	0.7	0.179	6.12	1.00	34.0
Graben		1580.2	1581.0			0.8	0.6	0.088	3.03	1.90	66.0
		1581.0	1585.6			4.6	3.3	0.013	0.44	<0.1	<5
		1585.6	1586.3			0.7	0.5	1.980	67.80	8.20	282.0
		1595.6	1596.4			0.8	0.6	2.220	76.00	6.50	223.0
		1610.0	1613.0			3.0	2.1	0.236	8.10	1.30	45.7
				1610.0	1610.9	0.9	0.6	0.391	13.40	2.30	78.0
				1610.9	1612.0	1.1	0.8	0.012	0.41	<0.1	<5
				1612.0	1613.0	1.0	0.7	0.343	11.80	1.70	59.0
		1645.7	1647.8			2.1	1.5	0.594	20.40	4.20	145.0
		1686.0	1686.6			0.6	0.4	0.017	0.57	<0.1	<5
		1709.5	1710.5			1.0	0.7	0.333	11.40	3.00	102.0
		1741.9	1742.4			0.5	0.4	0.006	0.21	<0.1	<5
		1748.6	1749.3			0.7	0.5	0.128	4.38	0.70	23.0
		1780.5	1784.2			3.7	2.6	0.214	7.34	1.70	78.1
				1780.5	1781.3	0.8	0.6	0.120	4.10	0.60	21.0
				1781.3	1783.5	2.2	1.6	0.032	1.09	0.20	7.0
				1783.5	1784.2	0.7	0.5	0.895	30.70	7.60	261.0
		2059.7	2067.5			7.8	5.5	0.540	18.55	3.90	115.8
				2059.7	2061.0	1.3	0.9	0.073	2.51	10.70	366.0
				2061.0	2062.4	1.4	1.0	0.095	3.25	2.10	71.0
				2062.4	2063.8	1.4	1.0	1.470	50.50	5.40	184.0
				2063.8	2066.8	3.0	2.1	0.008	0.28	<0.1	<5
				2066.8	2067.5	0.7	0.5	2.720	93.30	8.20	282.0
Hatter	H8-265	1019.0	1020.0			1.0	0.6	0.313	10.72	0.01	0.2
Graben		1021.7	1028.5			6.8	4.4	0.116	3.96	0.00	0.1
		1077.7	1082.0			4.3	2.8	0.104	3.58	0.00	<0.1
		1102.1	1109.0			6.9	4.4	0.116	3.96	0.00	0.1
		1110.7	1121.7			11.0	7.1	0.155	5.33	0.00	0.1
		1139.0	1144.3			5.3	3.4	0.128	4.40	0.01	0.4
		1459.0	1464.0			5.0	3.2	0.112	3.85	0.15	5.0
		1472.6	1475.5			2.9	1.9	0.540	18.50	3.59	123.0
		1484.2	1486.4			2.2	1.4	0.657	22.52	3.68	126.0
		1537.8	1539.0			1.2	0.8	0.111	3.80	0.30	10.2
		1563.9	1565.0			1.1	0.7	0.101	3.46	0.12	4.0
		1663.5	1666.8			3.3	2.1	1.280	44.00	6.20	211.0
		1687.0	1689.0			2.0	1.3	1.125	38.50	7.00	241.0
		1769.4	1770.4			1.0	0.6	0.352	12.05	3.30	113.0
		1771.5	1772.6			1.1	0.7	0.105	3.60	1.50	50.0
		1907.1	1907.9			0.8	0.5	0.155	5.31	<0.1	<5
		1948.2	1954.0			5.8	3.7	0.118	4.03	<0.1	<5
		2094.0	2095.0			1.0	0.6	0.155	5.32	1.30	46.0
		2160.2	2162.5			2.3	1.5	1.110	38.00	7.50	259.0
		2224.5	2225.4			0.9	0.6	0.291	9.97	1.70	57.0
		2334.5	2336.4			1.9	1.2	0.333	11.40	0.20	8.0
		2583.0	2585.5			2.5	1.6	1.355	46.40	5.50	188.0

APPENDIX 5: ASSET PURCHASE AGREEMENT BETWEEN METALLIC VENTURES GOLD (US) INC. AND ANTLER PEAK GOLD INC.

EXHIBIT B
ASSET PURCHASE AGREEMENT effective November 30, 2008
by and between
METALLIC VENTURES (U.S.), INC. and ANTLER PEAK GOLD INC.
See attached list of Permits and financial assurances
Mineral County, Nevada

Permits
Regulatory Body	NO.	Description
NDEP - Bureau of Air Quality	AP1041-2366	Class II Air Quality Operating Permit
NDEP-Bureau of Water Pollution Control - Storm Water Program	GNVR300000	General Storm Water Discharge Permit - SWPPP
NDEP-Bureau of Water Pollution Control - NPDES Discharge Permit	NV 0023345	Discharge of water from dewater, Martinez Mine
and Well, Prospectus Mine and Well
NDEP - Bureau Mine Regulation & Reclamation	NEV87072	Water Pollution Control Permit
(Presently in Renewal Process)
NDEP - Bureau Mine Regulation & Reclamation	GNV041995	Bioremediation Facility General Permit
NDEP - Bureau Mine Regulation & Reclamation - Reclamation Group	#0181	Reclamation Permit
NDEP - Bureau of Waste Management	Waiver No.	Class III Landfill Waiver - Prospectus & Martinez
SWMI-06-202
Nevada State Health Division	MI-1096-04-JPL)A	Prospectus Mine Septic System
Nevada State Health Division	MI-1100-04-JPL)A	Martinez Mine Septic System
Nevada Division of Water Resources	J-478	Dam Safety Permit - Tailings Embankment
Nevada Department of Wildlife	#S29654	Industrial Artificial Pond Permit - Tailing Pond
Nevada State Fire Marshall	#50756-51666	Hazardous Material Storage Permit
Mineral County	Acct. 1111	Business License NOT TRANSFERABLE
US Forest Service	POO #02-00-03	Plan of operations for Mining Operation
Mine Safety and Health Administration	2602235	Prospectus Mine and Mill Facilities
Mine Safety and Health Administration	2602517	Martinez Mine and Chesco Mine
EXHIBIT B CONTINUED
Mineral County, Nevada
Bonding To Be Substituted by Antler Peak Gold Inc.
Description	Amount
Cash Surety for Esmeralda Mine
Held by State of Nevada Department of Conservation & Natural Resources
Division of Environmental Protections
Permit Number #0181	$ 777,728.00
Cash Bonding in Place for Esmeralda Mine
Nine Month Certificate of Deposit
Held by Bank of America
For United States Department of Agriculture
Forest Service
Permit Number #P00 02-00-03	$ 305,000.00
Total Amount	$ 1,082,728.00

APPENDIX 6: ASSET PURCHASE AGREEMENT BETWEEN METALLIC VENTURES (US) INC. AND ANTLER PEAK GOLD INC. – WATER RIGHTS

EXHIBIT C
to
ASSET PURCHASE AGREEMENT effective November 30, 2008
by and between
METALLIC VENTURES (U.S.), INC. and ANTLER PEAK GOLD INC.

See attached list of Water Rights

Mineral County, Nevada

Regulatory Body	NO.	Description
Nevada Division of Water Resources	11881	Water Right-Little Juniata Spring 18.10 acre feet/year
Nevada Division of Water Resources	12519	Water Right-Juniata Big Spring 1.45 acre feet/year
Nevada Division of Water Resources	45301	Water Right-Del Monte Mine Shaft 82.62 acre feet/year
Nevada Division of Water Resources	70739	Water Right- Martinez Dewatering Well 50.22 acre feet/year
Nevada Division of Water Resources	70740	Water Right-Prospectus Dewatering Well 363.00 acre feet/year
Nevada Division of Water Resources	70737	Water Right-Martinez Mine Portal 15.44 acre/feet
Nevada Division of Water Resources	70738	Water Right-Martinez Dewatering Well 135.03 acre feet/year
Nevada Division of Water Resources	70736	Water Right-Prospectus Dewatering Well 199.50 acre feet/year
Nevada Division of Water Resources	70736	Water Right-Prospectus Mine Portal 68.74 acre feet/year

APPENDIX 7: REVIEW OF ESMERALDA PLANT

Part 1 : Esmeralda Plant Overview

GREAT BASIN GOLD LIMITED

REVIEW OF MVI ESMERALDA PLANT

Dario Clemente
11/11/2008

88

3
MVI Esmeralda Plant

1 INTRODUCTION

The Esmeralda plant is situated 35 miles from the town of Hawthorn and is 360 miles from Hollister.

The plant was visited by Louis Coetzee, Paul Huet and Dario Clemente on 7th November 2008. The author also used the physical condition due diligence report which was done recently by HEA to evaluate condition of the plant.

Figure 1: Esmeralda Plant

The plant is small and designed to treat 350 stpd which equates 10,000 short tons per month at 95% utilization.

The plant has been dormant since 1980; it is however in good condition although it did operate for a short period in 2003/2004. The 28 year period of inactivity could have caused damage to the main equipment bearings which is not currently noticeable. There is likely to be bacterial decomposition of metallic parts if oil was not replaced with synthetic oils. A complete review or all mechanical equipment will be necessary.

4

MVI Esmeralda Plant

2 Process Flow

Figure 2: Crushing Circuit

The flow sheet design is simple and conventional comprising two stage crushing two stage milling and cyclone classification. The milling circuit in itself is also standard using a SAG mill in open circuit with two ball mills in closed circuit with hydrocyclones. The mills are small but should handle the design throughput. It may be prudent to crush finer using a vertical impact mill if the milling circuit throughput is the constraint.

Figure 3: Milling Circuit

5
MVI Esmeralda Plant

3 Gold Leaching

Three stages of leaching is done in three mechanically agitated tanks in series. There is a low pressure blower to supply air for agitation and supply of air to the CIP screens. Equipment condition in this area is good, although some pipes are missing.

Figure 4: Gold Leaching

4 CIP Adsorption

There are seven CIP tanks with mechanical agitators. The inter stage screens are LAP (Low air pressure) screens comprising of a steel frame which is covered with woven wire screens. It may be prudent to change the screens to mechanically agitated wedge wire screens.

Figure 5: Carbon Adsorption Tanks

6
MVI Esmeralda Plant

Figure 6: Woven Wire Carbon Screens

Loaded carbon and tailings screens may have to be changed. Derrick vibrating screens are low amplitude high frequency screens which are expensive to run (the original design). The tails catch screen is particularly important at it may lead to carbon and gold losses.

This section seems to be in reasonable condition, although there are some oil leaks. This, however, is not a key concern other than potential bacterial action in gearboxes from old oil.

HCN censors are missing but not critical. There is no cyanide destruction in place. Compliance with the ICMI (International cyanide code) may be necessary but can be done at a cost. Most large companies are signatories to this code.

5 Gold Stripping and Smelting

Loader carbon is eluted using a Zadra process which is very convenient for small plants as it operates in closed circuit with the electro winning section. The eluted carbon is acid treated and reactivated in a reactivation circuit. A rotary kiln is very small and is fired by propane gas.

Figure 7: Zadra Elution Circuit

7
MVI Esmeralda Plant

The plant was designed for ore with low silver/gold ratios Hollister ore contains 1oz/ton of gold and up to 6oz/ton of silver.

There is an electro winning cell with associated equipment which is standard for the production of cathode sludge but the equipment is very small and will not cope with high gold silver content. Hollister ore has been seen to contain mercury and selenium in varying quantities. It is important that provision is made for this from a recovery product quality and health point of view.

The elution and gold recovery system is very compact which may make operation difficult as a result of the proximity to the milling circuit. The area will have to be separated from the milling floor to ensure that carbon does not report to the milling circuit. The design of the elution vessel and electro winning cells will have to be resized to cater for the higher gold silver content.

The following will also be necessary:-

- To install a gravity circuit which will remove the bulk of the gold and silver into a gravity concentrate. Some work has been done on this but detailed engineering will have to be done.
- Reagent and chemical storage need to be upgraded to meet the current statuary requirements and safety standards.
- Emergency power will be required but this is not seen as a problem as the plant is quite small and will only require power for agitators and lighting.
- Basic instrumentation will be required when the plant is started up.
- Water consumption indication of 1.45m^3 per ton of ore seems a bit high and could be reduced to around 1m^3 per ton of ore at most. A water balance will have to be done.

Figure 8: Workshop Space Can Be Used for Gravity Circuit

Part 2 : Esmeralda Plant Schematic Flow Sheet